1168256
~~937654~~

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030529



REGISTRANT'S NAME IP Applications Corp.

*CURRENT ADDRESS 154 - 555 - 6th Street
New Westminster
British Columbia, Canada V3L 5H1

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FILE NO. 82- 5255 FISCAL YEAR 2000

* *Complete for initial submissions only* ** *Please note name and address changes*

***INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:***

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☑ | *AR/S (ANNUAL REPORT)* | ☐ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☑ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* [signature]

*DATE :* 2/8/02

# Proxy

02 FEB -5 AM 8:09

**ANNUAL GENERAL MEETING OF MEMBERS OF IP APPLICATIONS CORP.**
**TO BE HELD AT 595 HOWE STREET**
**SUITE 1000, VANCOUVER, B.C.**
**ON FRIDAY, SEPTEMBER 17, 2001, AT 10:30 A.M.**

**THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY**

**The undersigned member ("Member") of the Company hereby appoints Jim Estill,** a director of the Company, or failing this person, Curt Cranfield, the President of the Company, or in the place of the foregoing ______________________ *(print the name)*, as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the members of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the Member were present at the Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

## Resolutions:

*(For full details of each item, see the enclosed Notice of Meeting and Information Circular.)*

| | | |
|---|---|---|
| | **For** | **Against** |
| 1. To determine the number of directors at five (5) | ☐ | ☐ |
| 2. To elect each of the following persons as a Director of the Company: | **For** | **Withhold** |
| Curt Cranfield | ☐ | ☐ |
| John Darch | ☐ | ☐ |
| James Estill | ☐ | ☐ |
| Joe Moosa | ☐ | ☐ |
| 3. To appoint J.M. Tucker Inc., Chartered Accountants as Auditor of the Company | ☐ | ☐ |
| | **For** | **Against** |
| 4. To authorize the Directors to fix the Auditors' remuneration | ☐ | ☐ |
| 5. To pass an ordinary resolution of the disinterested shareholders of the Company authorizing an increase in the maximum number of shares to be reserved for issuance under the stock option plan from 1,600,000 to 3,000,000 | ☐ | ☐ |
| 6. To transact such other business as may properly come before the Meeting | ☐ | ☐ |

**The Member hereby revokes any proxy previously given to attend and vote at the Meeting.**

**SIGN HERE:** ______________________

**Please Print Name:** ______________________

**Date:** ______________, **2001.**

***THIS INSTRUMENT OF PROXY IS NOT VALID UNLESS IT IS SIGNED.***

***SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.***

330701\AGM2001\0368

# PROXY INSTRUCTIONS

1. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Member or by his/her attorney duly authorized by the Member in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by Pacific Corporate Trust Company, the Company's Registrar and Transfer Agent.

3. ***A Member who wishes to attend the Meeting and vote on the resolutions in person*** may do so as follows:

   *(a)* ***If the Member is registered as such on the books of the Company***, simply register the Member's attendance with the Company's scrutineers at the Meeting.

   *(b)* ***If the securities of a Member*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

4. ***A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do either of the following:

   *(a)* ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. ***Where no choice*** is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified ***an affirmative vote***.

   *(b)* ***To appoint another person***, who need not be a member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided and then sign, date and return the Instrument of Proxy. ***Where no choice*** is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy ***confers discretionary authority*** upon the Member's appointed proxyholder.

5. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll*** of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. ***With respect to any amendments or variations*** of any of the resolutions set out on the Instrument of Proxy, or additional matters which may properly come before the Meeting, the securities will be voted by the appointed proxyholder ***as the proxyholder in his/her sole discretion sees fit***.

6. ***If the Member specifies a choice*** with respect to the resolutions set out on the Instrument of Proxy and returns the Instrument of Proxy, ***the Member may still attend the Meeting*** and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

***To be represented at the Meeting,*** **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

**The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.**

**Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote**

02 FEB -5 AM 8:10

# IP APPLICATIONS CORP.

## NOTICE OF ANNUAL GENERAL MEETING
## AND
## INFORMATION CIRCULAR

**FOR THE**

## 2001 ANNUAL GENERAL MEETING
## OF MEMBERS

**To Be Held On**
**September 17, 2001**

**at 10th Floor, 595 Howe Street,**
**Vancouver, British Columbia**

# IP APPLICATIONS CORP.

**154 – 555 – 6th Street**
**New Westminster, British Columbia**
**V3L 5H1**

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2001 annual general meeting of the members of **IP APPLICATIONS CORP.** (the "**Company**") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on September 17, 2001, at the hour of 10:30 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2001.

2. To determine the number of directors at five (5).

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year.

5. To authorize the directors to fix the remuneration to be paid to the auditor.

6. To consider and if thought fit to pass an ordinary resolution to increase the maximum number of shares reserved for issuance under the Company's 2000 Stock Option Plan, as set out in the Information Circular accompanying this notice of meeting.

7. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of the 9th day of August, 2001.

**ON BEHALF OF THE BOARD**

"Curt Cranfield"

**CURT CRANFIELD, PRESIDENT**

# IP APPLICATIONS CORP.

## 154 – 555 – 6th Street
## New Westminster, British Columbia
## V3L 5H1

**INFORMATION CIRCULAR**
(as at August 9, 2001 unless otherwise noted)

**Annual General Meeting of Shareholders**
**To Be Held on September 17, 2001**

---

### SOLICITATION OF PROXIES

**This Information Circular is furnished in connection with the solicitation of proxies by the management of IP APPLICATIONS CORP. (the "Company") to be voted at the Annual General Meeting of the Company to be held on September 17, 2001, and at any adjournment thereof (the "Meeting") for the purposes set forth in the Notice of Meeting.**

The solicitation of proxies will be primarily by mail, but may also be solicited by telephone or other personal contact by directors or employees of the Company who will not receive any extra compensation for such activities. All costs of this solicitation will be borne by the Company. Certain nominees or fiduciaries will be required to forward the proxy material prepared for the Meeting to their principals and to obtain authorization for the execution of proxies, and the Company may reimburse such nominees or fiduciaries for their reasonable costs incurred with respect thereto.

### ADVANCE NOTICE OF MEETING

Advance notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the *Company Act* (British Columbia) was delivered to the British Columbia Securities Commission and the Canadian Venture Exchange Inc. (the ("**CDNX**") and was published in the Vancouver Province newspaper on July 16, 2001. No nominations for election as director were received pursuant to such notice.

### APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "**Management Proxyholders**").

**A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.**

## EXERCISE OF VOTE BY PROXY

Common shares of the Company (the "**Shares**") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "**shareholder**") on any ballot that may be called for.

**If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.**

**The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

## COMPLETION AND RETURN OF PROXY

To be effective, completed proxies must be received at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing or, if the shareholder is a corporation, under its seal or by a duly authorized officer or attorney thereof. The instrument empowering any such attorney or officer, or a notarially certified copy thereof, must be deposited along with the proxy.

## NON-REGISTERED SHAREHOLDERS

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.** More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to** Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

## REVOCATION OF PROXIES

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.**

## VOTING SHARES AND RECORD DATE

The authorized capital of the Company consists of 100,030,000 common shares, of which 25,097,758 common shares are issued and outstanding.

Shareholders are entitled to one vote for each common share held. The directors of the Company have fixed **August 9, 2001** as the record date for the determination of the shareholders entitled to receive

notice of and to vote at the Meeting. Each shareholder of record on the books and records of the Company as at such date is entitled to vote as aforesaid at the Meeting or any adjournment thereof.

## PRINCIPAL HOLDERS OF SHARES

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

| Name of Shareholder | Number of Shares | Percentage of Issued Shares |
|---|---|---|
| Curt Cranfield | 3,752,500 | 14.95% |
| Sarah Scarfe | 3,751,500 | 14.95% |
| Kelly Carmichael | 3,751,500 | 14.95% |

The above information was supplied by the registrar and transfer agent and Management for the Company.

## VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two persons holding or representing by proxy not less than one-tenth of the outstanding shares of the Company which are entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

## PARTICULAR MATTERS TO BE ACTED UPON

### *Financial Statements*

The Audited Financial Statements of the Company for the period ending March 31, 2001 (the "**Financial Statements**"), together with the Auditor's Report thereon, will be presented to the members at the Meeting. The Financial Statements, together with the Auditor's Report thereon and Directors' Report to members are being mailed to members of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to members, Notice of Meeting, Information Circular and Proxy will be available from the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or the Company's Registered Office, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

### *Appointment of Auditor*

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of J.M. Tucker Inc., Chartered Accountants, Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

### *Election of directors*

Each director of the Company is elected annually to hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The Company presently has three (3) directors. At the Meeting the shareholders will be asked to approve an ordinary resolution fixing the number of directors of the Company at five (5).

The following table provides information concerning the nominees proposed by management for election as directors of the Company and has been furnished by the individual nominees as at the date hereof. The Company does not have an executive committee.

| **Name, Present Position and Country of Residence** | **Present Principal Occupation**(1) | **Previous Service as a Director** | **Shares Owned**(2) |
|---|---|---|---|
| CURT CRANFIELD (3)<br>President, Chief Executive Officer and Director<br>Canada | President of the Company since June 23, 2000; President of Virtuall Private Host Services Ltd. Previously was Technical Operations and Support Manager for HookUp Communications Corp. | Since June 23, 2000 | 3,752,500 |
| JOHN DARCH (3)<br>Director<br>Canada | Director of the Company since march 14, 2000; President and Director of Crew Development Corp; Director of Asia Pacific Resources Ltd. | Since March 14, 2000 | 873,167 |
| JAMES ESTILL (3)<br>Director<br>Canada | Director of the Company since June 23, 2000; President of EMJ Data Systems Ltd. | Since June 23, 2000 | 1,000,000 (4) |
| JOE MOOSA<br>Director<br>Canada | President and CEO of Blockade Systems Corp. | Nominee | Nil |

(1) Includes occupations for the preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) Indicates the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised.

(3) Member of Audit Committee.

(4) These shares are registered in the name of 1113589 Ontario Inc., a corporation which is wholly-owned by James Estill.

**Management does not contemplate that any of the nominees will be unable to serve as a director. The Company has not received notice of and management is not aware of any proposed nominee in addition to the aforesaid named nominees. In the absence of instructions to the contrary, the enclosed form of proxy will be voted in favour of the aforesaid nominees.**

## EXECUTIVE COMPENSATION

### *Compensation of Executive Officers*

When used herein, the term "executive officer" of the Company means an individual who at any time during the last three financial years was the President of the Company or any officer of the Company who performed a policy-making function in respect of the Company, whether or not such officer was also a director of the Company. Curt Cranfield, the President of the Company, and Peter Wong, formerly the Secretary and Chief Financial Officer of the Company and the former President of the Company, are currently the sole executive officers of the Company.

The following table (presented in accordance with the rules (the "**Rules**") made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company (to the extent required by the Rules) in respect of individuals who were executive officers of the Company during the last three financial years.

**Summary Compensation Table**

| Name And Principal Position | March 31 | Annual Compensation | | | Long Term Compensation | | | All other Compen-sation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compen-sation ($) | Securities Under Options /SARs granted (#) | Restricted Shares or Restricted Share Units ($) | Long Term Incentive Plan Payouts ($) | |
| Curt Cranfield (1) President and Chief Executive Officer | 2001<br>2000<br>1999 | 71,115<br>58,572<br>33,500 | Nil<br>Nil<br>53,677 | Nil<br>Nil<br>Nil | 230,000<br>Nil<br>Nil | 2,840,625<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Peter Wong (2) Former Secretary and Chief Financial Officer | 2001<br>2000<br>1999 | 43,500<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 125,000<br>Nil<br>Nil | 1,395,499<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

(1) Appointed on June 23, 2000.

(2) Resigned as Director, Secretary and Chief Financial Officer on July 10, 2001.

### *Long Term Incentive Plans*

Other than the grant of incentive stock options, the Company has no long term incentive plan, or other plan or arrangement, pursuant to which cash or non-cash compensation was paid or distributed to the executive officers of the Company during the last completed financial year, or is proposed to be paid or distributed in a subsequent year.

### *Options Granted During the Year*

No options were granted to the executive officers of the Company during its most recently completed financial year and no incentive stock options granted to the Company's executive officers in prior years remain outstanding as of the date hereof. No options were exercised during the most recently completed financial year.

No stock appreciation rights were granted or are outstanding.

### *Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values*

There were no exercises of stock options during the most recently completed financial year and thereafter by the Company's executive officers or the directors, and there were no unexercised options held by the Company's executive officers or directors during the most recently completed financial year.

*Employment Contracts*

The Company has no employment contract with an executive officer and has no compensatory plan or arrangement which results or will result in compensation received or to be received by any executive officer exceeding $100,000 in the event of the resignation, retirement or any other termination of employment of an executive officer's employment with the Company or from a change of control of the Company or a change in an executive officer's responsibilities following a change in control.

*Compensation of Directors*

Other than incentive stock options, which may be granted from time to time, there are no standard or other arrangements whereby compensation is payable to the directors of the Company for their services in their capacity as directors, including committee participation. There are no standard or other arrangements whereby compensation is payable to the directors of the Company for services as consultant or expert or involvement in special assignments.

## INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

## MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

*Amendment(s) to Stock Option Plan*

The Company's stock option plan (the "**SOP**") presently provides for the issuance of 1,600,000 shares. As of August 9, 2001 an aggregate of 999,000 shares have been reserved for issuance upon the exercise of stock options granted under the SOP.

The directors of the Company consider that the SOP is of fundamental importance in achieving the Company's objective of attracting, retaining and motivating highly qualified directors, officers and employees, and serves to align the personal interests of such persons with the interests of the Company and its shareholders.

In order to allow for the granting of additional stock options under the SOP, an increase in the maximum number of shares presently provided for under the SOP is required. Accordingly, the directors of the Company recommend that the maximum number be increased from 1,600,000 to 3,000,000

Under the policies of the Canadian Venture Exchange, the proposed increase in the maximum number of shares reserved for issuance under the SOP will require approval by a majority of the votes cast at the Meeting excluding votes attaching to shares beneficially owned by insiders to whom options may be issued under the SOP and their associates (a "**disinterested shareholder vote**"). Such insiders and associates presently hold an aggregate of 947,667 shares, which will not be counted for the purpose of determining whether a disinterested shareholder vote has been obtained.

The following resolution will be proposed at the Meeting:

> "RESOLVED as an ordinary resolution of the disinterested shareholders of the Company that the maximum number of shares to be reserved for issuance by the Company under its stock option plan (the "SOP") be increased from 1,600,000 to 3,000,000 and that the SOP be amended accordingly."

If this resolution is not passed, the SOP will remain in effect but options granted in excess of the maximum number provided for will not be exercisable and the Company will be severely restricted in its ability to grant further incentive options.

***(b) Other Matters***

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 9th day of August, 2001.

**BY ORDER OF THE BOARD OF DIRECTORS OF**
**IP APPLICATIONS CORP.**

"Curt Cranfield"
Curt Cranfield
President, Chief Executive Officer, Director

"Shay Prasad"
Shay Prasad
Chief Financial Officer

*Consolidated Financial Statements of*

# IP APPLICATIONS CORP. *(formerly MMX Ventures Inc.)*

*As at March 31, 2001 and 2000 and for the years ended March 31, 2001, 2000 and 1999*
*(Expressed in Canadian dollars)*

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR YEAR ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/03/31 | 2001/07/24 |

ISSUER'S ADDRESS

154 – 555 6$^{TH}$ STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| CURT CRANFIELD | PRESIDENT | 604 525 2554 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| ccranfield@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 2001/08/10 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"James Estill"* | JAMES ESTILL | 2001/08/10 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# MARCH 31, 2001

# SCHEDULE A

CHARTERED ACCOUNTANT

3630 Triumph St., Vancouver, BC,
Canada V5K 1V3
Telephone (604) 299-3333
Facsimile (604) 299-2212
E-mail jacqueline_tucker@telus.net

J.M. TUCKER INC.

**AUDITOR'S REPORT TO THE SHAREHOLDERS**

We have audited the consolidated balance sheets of IP Applications Corp. *(formerly MMX Ventures Inc.)* as at March 31, 2001 and 2000 and the consolidated statements of income and retained earnings (deficit) and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for each of the years in the three year period ended March 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the results of operations and cash flows for each of the years in the three year period ended March 31, 2001 and shareholders' equity as at March 31, 2001 and 2000 to the extent summarized in note 11 to the consolidated financial statements.

(signed) J.M. Tucker Inc.

Chartered Accountant

Vancouver, British Columbia
May 29, 2001

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated Balance Sheets** (note 1)
**As at March 31, 2001 and 2000**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 1,898,750 | $ 127,289 |
| Accounts receivable | 123,839 | 63,535 |
| Income taxes recoverable | 60,318 | - |
| Prepaid expenses | 58,477 | 4,972 |
| | 2,141,384 | 195,846 |
| **Capital assets** (note 4) | 471,813 | 90,429 |
| | **$ 2,613,197** | **$ 286,275** |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 244,702 | $ 85,050 |
| Income taxes payable | - | 9,104 |
| Shareholders' loans (note 5) | - | 17,405 |
| | 244,702 | 111,559 |
| **SHAREHOLDERS' EQUITY** | | |
| **Capital stock** (note 6) | 3,066,488 | 667 |
| **Retained earnings (deficit)** | (697,993) | 174,049 |
| | 2,368,495 | 174,716 |
| Commitment (note 10) | | |
| | **$ 2,613,197** | **$ 286,275** |

Approved on behalf of the Board:

(signed) Curt Cranfield Director (signed) James Estill Director

See notes to consolidated financial statements.

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated statements of income and deficit**
**For the years ended March 31, 2001, 2000 and 1999**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenue** | | | |
| Internet application and solution service fees | $ 962,369 | $ 604,627 | $ 463,905 |
| **Direct costs of service fees** | | | |
| Technical staff – salaries and employee benefits | 421,484 | 257,042 | 191,791 |
| Internet costs | 121,572 | 52,740 | 19,612 |
| Software licences and permits | 81,386 | 10,784 | 1,523 |
| Equipment leases and supplies | 27,081 | 17,711 | 5,124 |
| | 651,523 | 338,277 | 218,050 |
| **Gross margin** | 310,846 | 266,350 | 245,855 |
| **Operating expenses** | | | |
| Marketing costs | 533,997 | - | - |
| Consulting | 191,722 | - | - |
| General and administrative | 177,342 | 53,276 | 27,323 |
| Salaries and employee benefits | 159,110 | 59,113 | 98,502 |
| Rent and occupancy costs | 73,835 | 9,241 | 15,578 |
| Professional fees | 58,660 | 26,576 | 9,986 |
| | 1,194,666 | 148,206 | 151,389 |
| Income (loss) before the undernoted items | (883,820) | 118,144 | 94,466 |
| Interest and other income | 60,716 | 16,704 | 1,000 |
| Amortization | (87,093) | (33,165) | (23,405) |
| Interest, bank charges and foreign exchange | (4,031) | (163) | (70) |
| Income (loss) before income taxes | (914,228) | 101,520 | 71,991 |
| Income tax recovery (expense) | 42,186 | (20,550) | (14,650) |
| Net income (loss) for year | (872,042) | 80,970 | 57,341 |
| Retained earnings (deficit), beginning of year | 174,049 | 93,079 | 35,738 |
| **Retained earnings (deficit), end of year** | **$ (697,993)** | **$ 174,049** | **$ 93,079** |
| **Earnings (loss) per share, basic and diluted** | **$ (0.05)** | **$ 130.44** | **$ 95.57** |
| **Weighted average number of common shares used in the calculation of basic earnings (loss) per share** | **18,780,844** | **618** | **600** |

See notes to consolidated financial statements.

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated statements of cash flows**
**For the years ended March 31, 2001, 2000 and 1999**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ (872,042) | $ 80,970 | $ 57,341 |
| Items not involving cash | | | |
| Other | - | - | (39,375) |
| Amortization | 87,093 | 33,165 | 23,405 |
| | (784,949) | 114,135 | 41,371 |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | (60,254) | (51,988) | (9,654) |
| Prepaid expenses | (53,504) | (4,972) | - |
| Accounts payable and accrued liabilities | 97,085 | 60,618 | 16,366 |
| Income taxes payable | (69,422) | (5,546) | 14,650 |
| | (871,044) | 112,247 | 62,733 |
| **Cash flows from investing activities** | | | |
| Payments for capital assets | (462,442) | (37,664) | (39,897) |
| **Cash flows from financing activities** | | | |
| Proceeds from (repayments of) shareholders' loans | (17,405) | (2,172) | 9,861 |
| Proceeds from share issuances | 3,122,352 | 67 | 600 |
| | 3,104,947 | (2,105) | 10,461 |
| **Increase in cash** | 1,771,461 | 72,478 | 33,297 |
| **Cash, beginning of year** | 127,289 | 54,811 | 21,514 |
| **Cash, end of year** | **$ 1,898,750** | **$ 127,289** | **$ 54,811** |
| **Supplemental disclosure of cash flow information** | | | |
| Interest received | $ 52,670 | $ - | $ - |
| Interest paid | $ - | $ - | $ - |
| Income taxes paid | $ 27,760 | $ 26,096 | $ - |
| **Non cash investing and financing activities** | | | |
| Issuance of shares to acquire subsidiary (note 3) | $ (56,531) | $ - | $ - |
| Purchase of capital equipment in exchange for services | $ - | $ - | $ 39,375 |

See notes to consolidated financial statements.

**(Expressed in Canadian Dollars)**

## 1. Nature of operations and basis of presentation

IP Applications Corp. (the "Company") incorporated under the laws of British Columbia, provides outsourced internet applications and solutions to internet service providers ("ISP"), telecommunications companies or other corporate clients either to resell these applications to their customers / end users or for their own internal corporate use, all under their own brand name / corporate identity.

On May 31, 2000 shareholders approval was received for a name change from "MMX Ventures Inc. to "IP Applications Corp.".

On June 23, 2000, IP Applications Corp., formerly MMX Ventures Inc. ("MMX"), a public company listed on the Canadian Venture Exchange, purchased all of the issued and outstanding shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall. The business combination was considered a reverse acquisition and a recapitalization of the public company (notes 3 & 6).

The Company's historical consolidated financial statements reflect the financial position, results of operations and cash flows of Virtuall for each of the years in the three year period ended March 31, 2001 and include the operations of MMX from the date of the reverse acquisition, being June 23, 2000. Shareholders' equity gives effect to the shares issued to the shareholders of Virtuall prior to June 23, 2000 and of the Company thereafter.

## 2. Significant accounting policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 11. A summary of the significant policies are as follows:

a) Principles of consolidation
These consolidated financial statements include the accounts of IP Applications Corp. and its wholly owned subsidiary, IP Applications (Canada) Corp., formerly Virtuall Private Host Services Ltd., from the respective date of acquisition (note 3), (collectively, unless the context requires otherwise, referred to as the "Company"). All significant intercompany balances and transactions are eliminated.

b) Measurement uncertainty
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

c) Foreign exchange
Foreign currency transactions and balances are translated into Canadian dollars as follows:
 i) Revenues and expenses at average exchange rates for each period;
 ii) Monetary items at the rates of exchange prevailing at balance sheet dates;
 iii) Non-monetary items at the historical exchange rates; and,
 iv) Exchange gains and losses arising from translation are included in the determination of earnings for each year except for exchange gains or losses relating to non-current monetary assets or liabilities, which are deferred and amortized over the remaining life of the asset or liability.

d) Cash and cash equivalents
Cash and cash equivalents comprise cash, term deposits and treasury bills, with original maturity of less than 90 days.

**2. Significant accounting policies** (continued)

e) Amortization

Capital assets are amortized using the following methods at the following rates per annum:

| | |
|---|---|
| Computer | 30% declining balance |
| Furniture and equipment | 20% declining balance |
| Software | 50% declining balance |
| Leasehold improvements | 20% straight line |

f) Leases

Leases are classified as either capital or operating. Leases, which transfer substantially all the benefits and risks of ownership, are accounted for as a capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

g) Income tax

Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period during which the change in rates is considered to be substantially enacted.

h) Share issuance costs

Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs. These costs are presented as other assets until the issuance of the shares to which the costs relate, at which time the costs are charged against the related share capital or charged to operations if the shares are not issued.

i) Revenue recognition

Revenue from dial up and internet support services is recognized when services are rendered.

j) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 6(c). Under the plan, options are granted at fair value. No compensation expense is recorded for options granted under the plan when stock options are issued to directors and employees. Any consideration paid by the directors and employees on exercise of share purchase options is credited to share capital.

k) Earnings (loss) per share

Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding during the year.

l) Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

**(Expressed in Canadian Dollars)**

### 3. Acquisition

Pursuant to terms of an Arrangement Agreement dated for reference March 14, 2000, the Company purchased all of the issued common shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall (note 6(b)).

The acquisition is a reverse takeover transaction whereby Virtuall is identified as the acquirer (accounting parent) of IP Applications Corp. ("IPA"). The purchase price of IPA is assumed to be equal to its book value and no goodwill is recorded on the transaction. The amount ascribed to the shares issued to the shareholders of Virtuall represents the net book value of IPA at date of closing, June 23, 2000.

Details of the net liabilities acquired at book value at the acquisition date are as follows:

| | | |
|---|---|---|
| Current assets | $ | 144 |
| Less - current liabilities | | (56,675) |
| | $ | (56,531) |

Supplemental information for IP Applications Corp. (formerly MMX Ventures Inc.)

**Summary balance sheets**

| | | June 23, 2000 | | March 31, 2000 |
|---|---|---|---|---|
| Current assets | $ | 144 | $ | 42,647 |
| Non current assets | | - | | 41,604 |
| Liabilities | | (55,675) | | (139,221) |
| **Net liabilities** (note 6(b)) | **$** | **(56,531)** | **$** | **(54,970)** |
| Share capital | | | | |
| Authorized | | | | |
| 100,030,000 common shares without par value | | | | |
| Issued | | | | |
| 3,827,091 common shares without par value (note 6(b)) | $ | 2,208,247 | $ | 2,208,247 |
| Deficit | | (2,264,778) | | (2,263,217) |
| **Share capital and deficit** | **$** | **(56,531)** | **$** | **(54,970)** |

**Summary statements of operations**

| | | For the period from March 31, 2000 to June 23, 2000 | | For the year ended March 31, 2000 |
|---|---|---|---|---|
| General and administrative expenses | $ | 1,560 | $ | 187,804 |
| Net assets written off on change of control | | - | | 36,683 |
| Mineral properties written off | | - | | 25,000 |
| **Net loss for the period** | **$** | **1,560** | **$** | **249,487** |

**(Expressed in Canadian Dollars)**

## 4. Capital assets

| | 2001 Cost | 2001 Accumulated amortization | 2000 Cost | 2000 Accumulated amortization |
|---|---|---|---|---|
| Computer equipment | $ 501,326 | $ 129,788 | $ 141,125 | $ 53,640 |
| Office equipment | 103,056 | 9,736 | 1,878 | 601 |
| Computer software | 5,195 | 4,188 | 4,996 | 3,329 |
| Leasehold improvements | 6,899 | 951 | - | - |
| | 616,476 | $ 144,663 | 147,999 | $ 57,570 |
| Less accumulated amortization | (144,663) | | (57,570) | |
| | **$ 471,813** | | **$ 90,429** | |

## 5. Shareholders' loans

The shareholders' loans are unsecured, non-interest bearing and without stated terms of repayment.

## 6. Capital stock

a) Authorized
100,030,000 common shares without par value

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Balance, March 31, 1998 and 1999 | - | $ - |
| Shares issued for cash (private stage) | 600 | 600 |
| Balance, March 31, 1999 | 600 | 600 |
| Shares issued for cash (private stage) | 67 | 67 |
| Balance, March 31, 2000 | 667 | 667 |
| Shares issued for cash (private stage) | 102 | 102 |
| Share adjustment on recapitalization | (769) | - |
| Incorporation of share capital of inactive public company (note 3) | 3,827,091 | - |
| Shares issued to shareholders of Virtuall on recapitalization (i) | 13,300,000 | (56,531) |
| Private placements for cash | 6,866,667 | 3,211,000 |
| Warrants exercised for cash | 1,129,000 | 248,380 |
| Options exercised for cash | 5,000 | 4,000 |
| Escrow shares surrendered for cancellation | (30,000) | - |
| Share issuance costs | | (341,130) |
| **Balance, March 31, 2001** (ii) | **25,097,758** | **$ 3,066,488** |

**(Expressed in Canadian Dollars)**

**6. Capital stock** (continued)

i. On June 23, 2000, the Company purchased an inactive public company and continued as IP Applications Corp. The business combination was considered a reverse acquisition and a recapitalization of the public company. The public company's net monetary liabilities of $56,531 (note 3) were charged to share capital of the continuing entity.

ii. Included in capital stock are 16,583,333 shares, which were issued as part of the reverse acquisition and recapitalization, which are subject to a Value Securities Escrow Agreement. Of the 16,583,333 shares held in escrow, 10% were released on June 27, 2000, 15% on December 27, 2000 and the remainder are being released in installments of 2,487,575 shares every six month thereafter. As at March 31, 2001, 12,437,874 shares are held in escrow.

c) On May 31, 2000, the shareholders approved the Stock Option Plan (the "Plan"), a fixed stock option plan, for which up to 1,600,000 common shares can be reserved for issuance to executive officers and directors, employees and consultants. The board of directors of the Company may terminate the Plan at any time provided that the termination does not alter the terms or conditions of any option or impair any right of any option holder. The options have a maximum term of five years and normally vest over a period of three years. At March 31, 2001, 496,000 options are available for future grant under the Plan.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

| | Number of Optioned Common Shares # | Weighted Average Exercise Price $ |
|---|---|---|
| Balance, March 31, 1998, 1999 and 2000 | - | - |
| Options granted | 1,874,000 | 0.39 |
| Options exercised | (5,000) | 0.47 |
| Options forfeited | (770,000) | 0.17 |
| **Balance, March 31, 2001** | **1,099,000** | **0.54** |

At March 31, 2001 stock options outstanding are as follows:

| Number of Stock Options Outstanding | Exercise Price $ | Expiry Date | Number of Stock Options Exercisable | Exercise Price $ |
|---|---|---|---|---|
| 705,000 | $0.80 | June 23, 2005 | 176,250 | $0.80 |
| 60,000 | $1.24 | July 7, 2005 | 15,000 | $1.24 |
| 50,000 | $1.28 | August 28, 2005 | 12,500 | $1.28 |
| 20,000 | $1.28 | September 28, 2005 | 5,000 | $1.28 |
| 20,000 | $1.32 | October 13, 2005 | 5,000 | $1.32 |
| 50,000 | $1.32 | October 18, 2005 | 12,500 | $1.32 |
| 34,000 | $1.20 | November 30, 2005 | 3,400 | $1.20 |
| 25,000 | $1.00 | January 11, 2006 | - | $1.00 |
| 25,000 | $1.00 | February 6, 2006 | - | $1.00 |
| 50,000 | $0.75 | February 26, 2006 | - | $0.75 |
| 60,000 | $0.75 | March 21, 2006 | - | $0.75 |

**(Expressed in Canadian Dollars)**

**6. Capital stock** (continued)

Subsequent to March 31, 2001, the following stock options were granted to employees:

| Number of Stock Options Granted | Exercise Price $ | Expiry date |
|---|---|---|
| 20,000 | $0.80 | April 4, 2006 |
| 45,000 | $0.75 | May 14, 2001 |

In addition, 20,000 stock options exercisable at $1.20 expiring November 30, 2005 were cancelled.

d) At March 31, 2001 the following share purchase warrants are outstanding:

| Number of warrants outstanding | Exercise price $ | Expiry date | Number of warrants exercisable | Exercise price $ |
|---|---|---|---|---|
| 883,334 (i) | $2.00 to $2.50 | September 27, 2001/2002 | 883,334 | $2.00 to $2.50 |
| 1,550,000 (ii) | $0.22 | May 25, 2002 | 750,000 | $0.22 |

i. During the year ended March 31, 2001, the Company issued 1,766,667 units at $1.50 per unit pursuant to a brokered private placement. Each unit consisted of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share.

ii. During the year ended March 31, 2001, the Company issued 5,100,000 units at $0.11 per unit pursuant to a non-brokered private placement. Each unit consists of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share at a price of $0.22 until May 25, 2002. During the year ended March 31, 2001, 1,129,000 share purchase warrants were exercised.

Share purchase warrant transactions for the respective years and the number of share purchase warrants outstanding are summarized as follows:

| | Number of Optioned Common Shares # | Weighted Average Exercise Price $ |
|---|---|---|
| Balance, March 31, 1998, 1999 and 2000 | - | - |
| Warrants granted | 3,433,334 | 0.68 |
| Warrants exercised | (1,129,000) | 0.22 |
| Balance, March 31, 2001 | 2,304,334 | 0.90 |

**(Expressed in Canadian Dollars)**

**7. Related party transactions**
(in addition to those transactions disclosed elsewhere)

a) Related party transactions for the respective periods are set out in the following table:

| Related party | Type of transaction | Terms and conditions | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|---|---|
| Directors | Salary/Financial consulting | Normal commercial | $ | 114,615 | $ | 58,572 | $ | 87,177 |
| Officers | Salaries | Normal commercial | | 127,518 | | 119,505 | | 174,353 |
| | | | **$** | **244,134** | **$** | **180,077** | **$** | **261,531** |

b) The Company owed $3,500 (2000 - $Nil) to directors and management, which is included within accounts payable and accrued liabilities. The balances represent unpaid amounts relating to unpaid remuneration (fees and salary).

**8. *Income tax***

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the loss as a result of the following:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Statutory rates | | 45.6% | | 45.6% |
| Income tax expense (recovery) computed at statutory rates | $ | (407,379) | $ | 46,293 |
| Small business rate adjustment | | - | | (25,743) |
| Non-deductible items | | 6,975 | | - |
| Other deductions | | (26,666) | | - |
| Tax benefit not recognized on current year's losses | | 384,884 | | - |
| **Provision for (recovery of) income taxes** | **$** | **(42,186)** | **$** | **20,550** |

The tax effects of temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Future tax assets | | | | |
| Non-capital loss carry forwards | $ | 537,703 | $ | - |
| Other | | 124,444 | | - |
| Total gross future income tax assets | | 662,147 | | - |
| Less valuation allowance | | (654,582) | | - |
| Net future income tax assets | | 7,565 | | - |
| Less future tax liabilities | | (7,565) | | - |
| **Net future income taxes** | **$** | - | **$** | - |

**8. Income tax** (continued)

At March 31, 2001 the Company has non-capital losses of approximately of $1,179,173, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities expiring as follows:

| | | |
|---|---|---|
| 2002 | $ | 47,417 |
| 2003 | | 76,584 |
| 2004 | | 8,901 |
| 2005 | | 27,660 |
| 2006 | | 220,408 |
| 2007 | | 5,154 |
| 2008 | | 793,049 |
| | **$** | **1,179,173** |

**9. Financial instruments**

a) Fair values
The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

b) Interest and foreign exchange rate risk
The Company is required to make certain payments in U.S. dollars and has not entered into forward currency contracts or other financial derivatives to hedge exchange risk.

c) Credit risk and concentration of sales
The Company is subject to credit risk as it earns revenues from a limited number of customers. To date, bad debt experience has not been significant.

The following tables summarize the extent to which the Company's sales are concentrated with a limited number of customers.

| | **Number of customers** | | **Related Revenue** |
|---|---|---|---|
| i. Revenue | | | |
| Year ended March 31, 2001 | 1 | $ | 367,503 |
| Year ended March 31, 2000 | 1 | | 363,156 |
| Year ended March 31, 1999 | 2 | | 261,345 |
| ii. Accounts receivable | | | |
| Year ended March 31, 2001 | 2 | $ | 43,402 |
| Year ended March 31, 2000 | 1 | | 33,543 |

**(Expressed in Canadian Dollars)**

## 10. Commitment

The Company is party to certain operating leases under which the future minimum lease payments in aggregate based on the fiscal year end of the Company are approximately as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| 2001 | $ | - | $ | 31,258 |
| 2002 | | 133,363 | | 50,589 |
| 2003 | | 128,224 | | 39,580 |
| 2004 | | 127,134 | | 32,082 |
| 2005 | | 96,120 | | - |
| 2006 | | 16,020 | | - |
| | $ | 500,861 | $ | 155,540 |

## 11. Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission.

Significant variances from the application of U.S. GAAP on the Company's financial statements is set out below:

a) Income (loss) and earnings (loss) per share

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Net income (loss) under Canadian GAAP | $ | (872,042) | $ | 80,970 | $ | 57,341 |
| Adjustment for reverse acquisition costs (note 11(d)) | | (179,466) | | - | | - |
| Adjustment for stock based compensation relating to stock options issued to employees (note 11(e)) | | (115,346) | | - | | - |
| Net income (loss) under U.S. GAAP | $ | (1,166,854) | $ | 80,970 | $ | 57,341 |
| Weighted average number of shares outstanding under Canadian GAAP | | 18,780,844 | | 618 | | 600 |
| Less escrowed shares | | (12,437,874) | | - | | - |
| Weighted average number of shares outstanding under U.S. GAAP (note 11(f)) | | **6,342,970** | | **618** | | **600** |
| **Earnings (loss) per share U.S. GAAP** | **$** | **(0.18)** | **$** | **130.44** | **$** | **95.57** |

**(Expressed in Canadian Dollars)**

**11. Differences between Canadian and United States generally accepted accounting principles** (continued)

b) Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Shareholders' equity | | | | |
| Capital stock | | | | |
| As determined under Canadian GAAP | $ | 3,066,488 | $ | 667 |
| Adjustment for reverse acquisition costs (note 11(d)) | | 179,466 | | - |
| Additional paid in capital from stock-based compensation relations to stock options issued to employees (note 11(e)) | | 115,346 | | - |
| As determined under U.S. GAAP | | 3,361,300 | | 667 |
| Retained earnings (deficit) | | | | |
| As determined under Canadian GAAP | | (697;993) | | 174,049 |
| Current year's adjustments to net income (loss) under U.S. GAAP | | (294,812) | | - |
| As determined under U.S. GAAP | | (992,805) | | 174,049 |
| **Shareholders' equity as determined under U.S. GAAP** | **$** | **2,368,495** | **$** | **174,716** |

c) Statements of cash flows

The following table summarizes the cash flow items which vary under U.S. GAAP:

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Cash flows from operating activities, determined under Canadian GAAP | $ | (871,044) | $ | 112,247 | $ | 62,733 |
| Adjustment for reverse acquisition costs (note 11(d)) | | (179,466) | | - | | - |
| **Cash flows from operating activities, determined under U.S. GAAP** | **$** | **(1,050,510)** | **$** | **112,247** | **$** | **62,733** |
| Cash flows from financing activities, Canadian GAAP | $ | 3,104,947 | $ | (2,105) | $ | 10,461 |
| Adjustment for reverse acquisition costs (note 11(d)) | | 179,466 | | - | | - |
| **Cash flows from financing activities, U.S. GAAP** | **$** | **3,284,413** | **$** | **(2,105)** | **$** | **10,461** |

**(Expressed in Canadian Dollars)**

**11. Differences between Canadian and United States generally accepted accounting principles** (continued)

d) Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 2001 (note 3) totalling $179,466 must be expensed. Canadian GAAP permits such costs to be recorded as a capital transaction.

e) The Company applies Accounting Boards Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock based compensation plans. As the fair value of the underlying shares at the time of granting equalled the exercise price, no compensation cost has been recognized for the stock options granted in 2001. For purposes of the reconciliation to U.S. GAAP, the amount of the compensation cost determined on the basis of the fair market value at date of grant pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) is $115,346 (2000 - $Nil; 1999 - $Nil).

Fair value of these options has been determined using the Black-Scholes option pricing formulae with the following factors:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Expected dividend yield | 0% | - | - |
| Stock price volatility | 88% | - | - |
| Risk free interest rate | 5.11% | - | - |
| Expected life of options | 3 years | - | - |

f) Under U.S. GAAP, basic earnings per share exclude any dilutive effects of options, warrants and escrow shares. Diluted earnings per share under U.S. GAAP are calculated using the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding. There were no stock options, warrants and escrowed shares outstanding as at March 31, 2000 and 1999.

g) Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). Under U.S. GAAP, FASB Interpretation No. 44 (FIN 44), the definition of an employee is narrower in application compared to Canada, consequently this gives rise to a difference in accounting treatment. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to U.S. GAAP, the Company will record additional compensation expense of $Nil (2000 - $Nil; 1999 - $Nil) in respect of options granted to non-employees in future periods.

h) A recent accounting pronouncement, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ('SFAS 133"), as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133", and SFAS 138, "Accounting for Certain Derivative Instruments an Certain Hedging Activities", requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. SFAS 133, as amended, is effective for the Company as of January 1, 2001. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The Company has not determined the impact, if any; the adoption of these accounting pronouncements will have on its financial results.

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

| | |
|---|---|
| ___ | Schedule A |
| X | Schedules B and C |

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR YEAR ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/03/31 | 2001/07/24 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| CURT CRANFIELD | PRESIDENT | 604 525 2554 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| ccranfield@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 2001/08/10 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"James Estill"* | JAMES ESTILL | 2001/08/10 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# MARCH 31, 2001

# SCHEDULES B & C

# IP APPLICATIONS CORP.
# QUARTERLY AND YEAR END REPORT
# BC FORM FIN 51-901F
# FOR THE YEAR ENDED MARCH 31, 2001

## SCHEDULE B1

Supplemental information requested in this schedule has been provided in Schedule A.

## SCHEDULE B2

Related party transaction disclosure is set out in note 7 to the audited financial statements appended hereto as Schedule A.

## SCHEDULE B3

**a) Securities issued during the year ended – March 31, 2001**

| Date | Security Issued | Type of Issue | Number | Price | Proceeds | Consideration |
|---|---|---|---|---|---|---|
| 25 May 00 | Common | Private placement | 5,100,000 | $0.11 | $561,000 | Cash |
| 23 Jun 00 | Common | Reverse takeover | 13,300,000 | $0.14 deemed | - | Acquisition |
| 06 Sep 00 | Common | Exercise of warrants | 2,000 | $0.22 | $440 | Cash |
| 11 Sep 00 | Common | Exercise of warrants | 2,000 | $0.22 | $440 | Cash |
| 28 Sep 00 | Common | Private placement | 1,766,667 | $1.50 | $2,650,000 | Cash |
| 07 Nov 00 | Common | Exercise of options | 5,000 | $0.80 | $4,000 | Cash |
| 21 Nov 00 | Common | Exercise of warrants | 1,000,000 | $0.22 | $220,000 | Cash |
| 12-Jan-01 | Common | Exercise of warrants | 125,000 | $0.22 | $27,500 | Cash |

**b) Summary of options granted during the year ended– March 31, 2001**

| Expiry Date | Exercise Price | Name of optionee | Number | Type |
|---|---|---|---|---|
| 23-Jun-05 | $0.80 | Curt Cranfield | 230,000 | Options |
| 23-Jun-05 | $0.80 | Peter Wong | 125,000 | Options |
| 23-Jun-05 | $0.80 | John Darch | 100,000 | Options |
| 23-Jun-05 | $0.80 | James Estill | 100,000 | Options |
| 23-Jun-05 | $0.80 | Sarah Scarfe | 50,000 | Options |
| 23-Jun-05 | $0.80 | Kelly Carmichael | 50,000 | Options |
| 23-Jun-05 | $0.80 | Ferdinand Ho | 50,000 | Options |
| 23-Jun-05 | $0.80 | Employees | 175,000 | Options |
| 23-Jun-05 | $0.14 | Employees | 600,000 | Options |
| 07-Jul-05 | $1.24 | Employees | 60,000 | Options |
| 28-Aug-05 | $1.28 | Employees | 50,000 | Options |
| 28-Sep-05 | $1.28 | Employees | 20,000 | Options |
| 11-Oct-05 | $1.32 | Employees | 20,000 | Options |
| 13-Oct-05 | $1.32 | Employees | 50,000 | Options |
| 30-Nov-05 | $1.20 | Employees | 30,000 | Options |
| 30-Nov-05 | $1.20 | Consultant | 4,000 | Options |
| 11-Jan-06 | $1.00 | Employees | 25,000 | Options |
| 06-Feb-06 | $1.00 | Employees | 25,000 | Options |
| 26-Feb-06 | $0.75 | Employees | 50,000 | Options |
| 21-Mar-06 | $0.75 | Employees | 60,000 | Options |

**b) Summary of warrants granted during the year ended– March 31, 2001**

| Expiry Date | Exercise Price | Number | Type |
|---|---|---|---|
| 25-May-02 | $0.22 | 2,550,000 | Warrants |
| 27-Sep-02 | $2.00 first year<br>$2.50 second year | 833,334 | Warrants |

**SCHEDULE B4**

**a) Authorized and issued share capital as at March 31, 2001**

Authorized – 100,030,000 common shares without par value

| | Number | | Amount |
|---|---|---|---|
| Issued and fully paid | **25,097,758** | $ | **3,066,488** |

**b) Options, warrants & convertible securities outstanding as at March 31, 2001**

| Expiry Date | Exercise Price | Number | Type |
|---|---|---|---|
| 25-May-02 | $0.22 | 1,550,000 | Warrants |
| 27-Sep-02 | $2.00 first year<br>$2.50 second year | 833,334 | Warrants |
| 23-Jun-05 | $0.80 | 705,000 | Options |
| 07-Jul-05 | $1.24 | 60,000 | Options |
| 28-Aug-05 | $1.28 | 50,000 | Options |
| 28-Sep-05 | $1.28 | 20,000 | Options |
| 11-Oct-05 | $1.32 | 20,000 | Options |
| 13-Oct-05 | $1.32 | 50,000 | Options |
| 30-Nov-05 | $1.20 | 30,000 | Options |
| 30-Nov-05 | $1.20 | 4,000 | Options |
| 11-Jan-06 | $1.00 | 25,000 | Options |
| 06-Feb-06 | $1.00 | 25,000 | Options |
| 26-Feb-06 | $0.75 | 50,000 | Options |
| 21-Mar-06 | $0.75 | 60,000 | Options |

**SCHEDULE B4** - continued

c) **Shares in escrow or subject to pooling as at March 31, 2001**

| Number | Type | Reason for Issuance |
|---|---|---|
| 12,437,874 | Common | Value Securities Escrow Agreement – reverse takeover transaction |

d) **Directors and officers as at March 31, 2001**

| Name | Position |
|---|---|
| Curt Cranfield | President and Director |
| John M. Darch | Director |
| James Estill | Director |
| Peter Wong | Director, Chief Financial Officer and Secretary |

# IP APPLICATIONS CORP.
# QUARTERLY AND YEAR END REPORT
# BC FORM FIN 51-901F
# FOR THE YEAR ENDED MARCH 31, 2001

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion of the operations of IP Application Corp. ("IP Applications") for the year ended March 31, 2001 and to date of this report. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

Overview
IP Applications, through its wholly owned subsidiary IP Applications (Canada) Corp. ("IPA Canada"), provides outsourced Internet applications and solutions to Telecommunications Service Providers, Cable Operators, Internet Service Providers ("ISP"), and other corporate clients that either resell these applications to their customers / end users or for their internal corporate use, all under their own private brand / Corporate identity. These applications and services currently consist of electronic mail, Usenet news, Web page storage, server side virus scanning and user authentication. IP Applications provides its clients with a proprietary web based engine ("iTAPP™") which allows them to manage, monitor and provision services and applications for their end users at a lower cost and without needing to invest in hardware, software or technical expertise. iTAPP also allows its clients to easily and efficiently integrate multiple operations such as when ISP's purchase other ISP's. IP Application's software engineers have also programmed iTAPP to operate in other languages such as French, Spanish, Italian, German, and Cantonese.

IPA Canada commenced operations in 1998 with very modest revenues and three employee/shareholders. For the year ended March 31, 1999 and 2000, revenues were $463,905 and $604,627 respectively and net income after taxes of $57,341 and $80,970. Salaries were the only significant expenditures during each of these completed financial years. In order to capitalize on its leading edge technology, the shareholders determined that additional funds were required to expand the business and proceeded with acquiring a publicly listed CDNX inactive company as further detailed in the following paragraph.

On June 23, 2000, IP Applications (formerly MMX Ventures Inc.), a public company listed on the Canadian Venture Exchange, purchased all of the issued and outstanding shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall. The business combination was considered a reverse acquisition and a recapitalization of the public company. Virtuall changed its name to IP Applications (Canada) Corp. ("IPA Canada"). Concurrently IP Applications completed a private placement to raise $561,000 and a second financing was completed in September for net proceeds of $2,491,000. For further details, refer below to Liquidity and Capital Resources.

The last 18 months have been a period of immense growth on all key fronts for IP Applications. IP Applications has made a significant investment in people, enhanced products and services, and launched a comprehensive sales and marketing program to define and leverage our technical advantage.

IP Applications has increased staffing in both the technical and sales departments. Being able to attract highly qualified individuals has positively impacted the growth of the company and enabled the key management to focus on corporate strategic development.

**SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS** (continued)

Further enhancements were made to the products and services. Specifically, IP Applications made it's software multilingual thus being able to sell it's services in almost any country, developed a new GUI interface to the *i*TAPP™ system, developed and enhanced the billing side of the *i*TAPP system, and linked the *i*TAPP system to a number of Canadian and US transaction processing facilities. Further to these enhancements to the *i*TAPP system, our programmers developed the *i*CURO™ system. *i*CURO™, a Web-based access software system, enables IP Applications and Service Providers to monitor Service Level Agreements (SLA's), system performance and escalation procedures for all aspects of IP based services. Automated trouble ticketing and escalation procedures, performance and system trends monitoring are key features maintaining high reliability and availability of all IP based services, delivering the highest levels of customer satisfaction.

A significant partnership was achieved with Prestige International. IP Applications' existing capability to offer core software in several languages coupled with this partnership (which provides for call center support in 13 languages) allows the company to access wider markets in less saturated markets. This could potentially increase revenue projections and enable rapid global penetration.

IP Applications has also deployed additional value-add services either through in-house efforts or through partners to complement our already fully integrated service offering. Such additions in our product mix include printing and distribution of CD media, a broad range of dial-up access solutions, and enhanced billing service.

IP Applications' primary focus has been on:

- Attracting superior quality staff
- Increasing revenues
- Implementation of marketing program to raise corporate profile
- Business development initiatives to identify and pursue strategic alliances
- Working with larger customers with established sales objective minimums
- A shift from direct sales towards reseller and referral channel

Substantial marketing efforts for North America have been made. The overall objective of the program is to establish the corporate identity and position IP Applications as a premier provider of outsourced Internet services to the Telecom Providers, Cable Carriers, and ISP markets.

Initial sales and marketing results indicate positive acceptance to the outsourcing model. IP Applications will continue to aggressively market the products and services to establish the company as an industry leader in making Internet services reliable. We anticipate based on positive sales results to date IP Applications is positioned for dramatic growth.

During the year, IP Applications entered into a number of significant agreements for provision of services and enhancement of services/products as follows:

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Service agreements
August 8, 2000 – Announcement that IPA Canada signed an agreement with SkyCable, a subsidiary of Craig Broadcast Systems to provide Internet Services.
October 5, 2000 – Announcement that IPA Canada signed an agreement with Excel Telecommunications (Canada) Inc. ("Excel") to deliver an integrated suite of outsourced Internet Services.
January 16, 2001 – Announcement that IPA Canada signed an agreement with ezTel Networks to provide outsourced applications and hosting services, which will allow ezTel to offer fully branded Internet Services that included authentication, electronic mail and personal web page storage without investing in equipment and technical staff.
May 17, 2001 - Announcement that IPA Canada signed an agreement with PrismNet Communications Inc. to deliver an integrated suite of outsourced Internet Services.

Products/service enhancements
December 20, 2000 – Announcement that IPA Canada selected Network Appliance storage solutions to increase system reliability, delivery and performance.
January 18, 2001 – Announcement that IPA Canada joined the fast-growing Application Service Provider (ASP) Industry Consortium, an international advocacy group formed to promote the application service provider industry by sponsoring research, promoting best practices and articulating the measurable benefits of the ASP delivery model of computing.
February 7, 2001 – Announcement that IPA Canada released its customer "Quality of Service" real time monitoring software iCURO. The Web based software will enable customers to monitor their outsourced IP based application services and the supporting hardware and software infrastructure. As well the latest version of iTAPP with superior navigation, enhanced electronic import, multilingual support, enhance RADIUS features (LDAP coming), expanded support for transaction processing vendor, expanded customer customization options and enhanced credit limit support.
February 13, 2001 – Announcement that IPA Canada released its latest version of its advanced email virus scanning services.
May 31, 2001 - Announcement that IPA Canada selected Prestige International to deliver 24/7 call center and technical support in international markets. This facility will enable IP Canada to market its products to target customers in countries where French, Spanish, Chinese and Korean are spoken.

Liquidity and Capital Resources
Since formation, IP Applications has been financed primarily through cash flow from operations up to the date of the reverse takeover transaction as described above in "Overview" and equity financing thereafter. The equity financing facilitated the set up of the data center, expansion of facilities, hiring additional employees and implementing a marketing program, as further addressed below under "Use of Proceeds". At March 31, 2001, working capital was $1,896,682 and IP Applications anticipates it will have sufficient funds for the current fiscal year.

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

During the year ended March 28, 2001 and to the date of the date of this report, IP Applications issued

i. 5,100,000 common shares for gross proceeds of $561,000
ii. 1,766,667 common shares for gross proceeds of $2,650,000
iii. 1,129,000 common shares on exercise of share purchase warrants for proceeds of $248,380
iv. 5,000 common shares on exercise of options for proceeds of $4,000

| Proposed Use of Proceeds | | Actual Use of Proceeds | | Intended Use of Proceeds | |
|---|---|---|---|---|---|
| Details | Amount $ | Details | Amount $ | Details | Amount $ |
| Acquisition and data center | 561,000 | Acquisition and data center | 561,000 | | - |
| Marketing, capital equipment and working capital | 2,650,000 | Marketing, capital equipment and working capital | 1,003,630 | Marketing, capital equipment and working capital | 1,646,370 |
| Working capital | 248,380 | | | Working capital | 248,380 |
| Working capital | 4,000 | | | Working capital | 4,000 |
| | 3,463,380 | | 1,560,630 | | 1,898,750 |

In addition, IP Application issued 13,300,000 shares from treasury to the shareholders of IP Applications (Canada) Inc. in connection with the reverse takeover transaction completed on June 23, 2000.

Year ended March 31, 2001
For the year ended March 31, 2001 IP Application's loss totaled $872,042 or $0.05 per share. The loss was due to the set up and operation of the office and data center, the hiring and implementation of a Sales and Marketing team, hiring of technical and support staff to handle the internal growth of existing customers, the signing of additional customers and the development of new applications.

***No discussion of comparative period is included herein as the prior periods are not comparable due to developmental changes that have incurred since IPA Canada became a public company on closing of reverse takeover transaction, as discussed under "Overview".***

Net revenues
Revenues for the year ended March 31, 2001 were $962,369, which represented a 59% increase over revenues for the corresponding comparative period amounting to $604,627. The 59% increase represents significant growth and was a result of the marketing program implemented during the current fiscal year, which has resulted in additional customer sign ups and expansion of services to existing customers.

Direct costs of revenues amounted to $651,523 and net revenues of $310,846. Costs were primarily salaries to technical staff providing customer services and development of new applications totaling $421,484. Margin from revenues was lower than achieved in prior reporting periods due to the increase in technical support personal from four full time employees and outside consultants to fourteen full time employees in the current fiscal year. The staffing level for technical support personal is not anticipated to increase in fiscal 2002.

**SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS** (continued)

Expenses
General and administrative expenses for the year amounted to $1,182,888. Significant expenses are as follows:

Marketing costs included in this total were $533,977 of which $201,568 are one time costs. Marketing costs include:

| | | |
|---|---|---|
| Salaries and employee benefits – four employees | $ | *273,090 |
| Promotional materials, brochures, marketing campaign and advertising – external agencies | | 201,568 |
| Trade shows | | 59,319 |
| | $ | 533,977 |

* This amount includes approximately $130,000 paid to an employee, which is no longer with IP Canada.

Outside consultants ($191,722) were contracted during the current fiscal year to provide IP Applications with financial advisory services.

IP Applications has four full time administrative employees ($159,110) and this expense will increase in fiscal 2002, as additional support staff will be required to perform accounting and administrative duties and for investor/shareholder relations.

IP Applications moved to new premises in the spring of 2000. Rent and occupancy costs for fiscal 2002 are anticipated to be approximately $90,000 under the terms of the lease for premises.

Professional fees of $58,660 were for audit and related services and legal services pertaining to general corporate matters.

Investing Activities
The following sets out a summary of amounts expended by IP Application's during the year ended March 31, 2001:

| | | |
|---|---|---|
| Computer equipment – data centre | $ | 360,201 |
| Office equipment and other | | 108,276 |
| | $ | 468,477 |

Financing Activities
Addressed above under heading "Liquidity and Capital Resources".

Forward Looking Statements
The forward-looking information in the Management's Discussion and Analysis section is based on the conclusions of management. IP Application cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to IP Application's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the company and other factors.

**SCHEDULE C** – continued

**ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT**

See above under heading Investing Activities for equipment purchased in current year.

**SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS**

None

**INVESTOR RELATIONS**

IP Applications does not have any investor relation's contract with an outside party and all investor relations activities currently being conducted are being performed by the company. The investor relations department covers basic shareholder information. The contact person is Nina Tarmohamed 604 254-2554, email enquiries to investor_relations@ipapp.com or visit our website www.ipapp.com.

**MANAGEMENT CHANGES**

On July 10, 2001 Mr. Wong resigned as a director and officer.

**MATERIAL CONTRACTS**

None

**LEGAL PROCEEDINGS**

None

**CONTINGENT LIABILITIES**

None

**DEFAULT UNDER DEBT OF OTHER CONTRACTUAL OBLIGATIONS**

None

**OTHER**

None

02 FEB -5 AM 8:10

**BC FORM 53-901.F**

**SECURITIES ACT**

# MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

## ITEM 1. REPORTING ISSUER

IP APPLICATIONS CORP. (the "Company")
154 – 555 – 6th Street
New Westminster, British Columbia, V3L 5H1

## ITEM 2. DATE OF MATERIAL CHANGE

August 15, 2001

## ITEM 3. PRESS RELEASE

Issued August 15, 2001 and distributed through the facilities of Canada News Wire.

## ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has entered into a 5-year services agreement dated August 14, 2001 with Sprint Communications Company L.P. ("Sprint") pursuant to which the Company's suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers.

## ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has entered into a 5-year services agreement dated August 14, 2001 with Sprint pursuant to which the Company's suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers.

The agreement does not provide for any required work commitments. The execution of contract orders by both parties will obligate the Company to provide specified Internet services to a requesting customer, and will obligate Sprint to compensate the Company for the provision of its services.

In consideration of exposing the Company's Internet services to its virtual Internet service provider customer base for revenue generating sales opportunities, Sprint will proposedly receive from the Company US$1.00 and 2,000,000 warrants exercisable for the purchase of 2,000,000 common shares in the capital of the Company. The right to exercise 300,000 warrants will vest immediately at a price of US$0.132 per share (CDN$0.20). The right to exercise the remaining 1,700,000 warrants will vest at exercise prices ranging from US$0.33 (CDN$0.50) to US$0.66 (CDN$1.00) based

on Sprint meeting minimum revenue requirements. The warrants expire on August 31, 2006.

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT**

This report is not being filed on a confidential basis.

**ITEM 7. OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

**ITEM 8. DIRECTOR/SENIOR OFFICER**

Contact: Curt Cranfield, President
Telephone: (604) 525-2554

**ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR**

The foregoing accurately discloses the material change referred to herein.

"Curt Cranfield"
Curt Cranfield,
President

DATED at New Westminster, British Columbia, this 20th day of August, 2001.

02 FEB -5 AM 8:10

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT

**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*The personal information requested on this form is collected under the authority ofand used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the *Supervisor, Financial Reporting (604-899-6731), P.O.Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2*. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR YEAR ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/06/30 | 2001/08/15 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| SHAY PRASAD | CFO | 604 523 2567 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| sprasad@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 2001/08/27 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"James Estill"* | JAMES ESTILL | 2001/08/27 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# JUNE 30, 2001

# SCHEDULE A

*Interim Consolidated Financial Statements of*

**IP APPLICATIONS CORP.**

*As at and for the three months ended June 30, 2001 (Unaudited – prepared by management)*

**IP APPLICATIONS CORP.**
**Interim Consolidated Balance Sheet** (note 1)
**(Unaudited - prepared by management)**

| | | June 30, 2001 | | March 31, 2001 (note 2) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current** | | | | |
| Cash | $ | 1,356,235 | $ | 1,898,750 |
| Accounts receivable | | 249,715 | | 123,839 |
| Income taxes recoverable | | 60,318 | | 60,318 |
| Prepaid expenses | | 42,139 | | 58,477 |
| | | 1,708,407 | | 2,141,384 |
| **Capital assets** | | 536,529 | | 471,813 |
| | $ | **2,244,936** | $ | **2,613,197** |
| **LIABILITIES** | | | | |
| **Current** | | | | |
| Accounts payable and accrued liabilities | $ | 227,182 | $ | 244,702 |
| **SHAREHOLDERS' EQUITY** | | | | |
| **Capital stock** (note 3) | | | | |
| Authorized | | | | |
| 100,030,000 common shares without par value | | | | |
| Issued | | | | |
| 25,097,758 common shares | | 3,066,488 | | 3,066,488 |
| **Deficit** | | (1,048,734) | | (697,993) |
| | | 2,017,754 | | 2,368,495 |
| Subsequent event (note 5) | | | | |
| | $ | **2,244,936** | $ | **2,613,197** |

Approved on behalf of the Board:

____________________ Director     ____________________ Director

*See notes to interim consolidated financial statements.*

**IP APPLICATIONS CORP.**
**Interim Consolidated Statement of Income and Deficit**
***For the three month period ended June 30, 2001***
**(Unaudited - prepared by management)**

| | | Three month period ended June 30, 2001 | | Three month period ended June 30, 2000 (note 2) |
|---|---|---|---|---|
| **Revenue** | | | | |
| Internet application and solution service fees | $ | 437,422 | $ | 195,194 |
| **Direct costs of service fees** | | | | |
| Technical staff – salaries and employee benefits | | 162,103 | | 71,610 |
| Internet costs | | 59,219 | | 2,116 |
| Software licences and permits | | 58,589 | | 5,526 |
| Equipment leases and supplies | | 13,567 | | 5,289 |
| | | 293,478 | | 84,541 |
| **Gross margin** | | 143,944 | | 110,653 |
| **Operating expenses** | | | | |
| Marketing costs | | 231,653 | | 30,342 |
| Salaries and employee benefits | | 78,904 | | 32,249 |
| Consulting | | 66,394 | | (3,833) |
| General and administrative | | 57,474 | | 16,600 |
| Rent and occupancy costs | | 21,480 | | 13,375 |
| Professional fees | | 11,391 | | 8,143 |
| | | 467,296 | | 96,876 |
| Income (loss) before the undernoted items | | (323,352) | | 13,677 |
| Interest and other income | | 17,954 | | - |
| Amortization | | (36,556) | | (7,991) |
| Interest, bank charges and foreign exchange | | (8,787) | | (37) |
| Income (loss) before income taxes | | (350,741) | | 5,649 |
| Income tax recovery (expense) | | - | | - |
| Net income (loss) for period | | (350,741) | | 5,649 |
| Retained earnings (deficit), beginning of period | | (697,993) | | 182,330 |
| Retained earnings (deficit), end of period | $ | **(1,048,734)** | $ | **187,979** |
| **Earnings (loss) per share, basic and diluted** | $ | **(0.01)** | $ | **0.002** |
| **Weighted average number ofcommon shares used in the calculation of basic earnings (loss) per share** | | **25,097,758** | | **3,335,761** |

See notes to interim consolidated financial statements.

**IP APPLICATIONS CORP.**
**Interim Consolidated Statement of Cash Flows**
**For the three month period ended June 30, 2001**
**(Unaudited - prepared by management)**

| | | For the three months to June 30, 2001 | | For the three months to June 30, 2000 (note 2) |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net loss | $ | (350,741) | $ | 5,649 |
| Item not involving cash | | | | |
| Amortization | | 36,556 | | 7,991 |
| | | (314,185) | | 13,640 |
| Changes in operating assets and liabilities | | | | |
| Accounts receivable | | (125,876) | | (13,848) |
| Prepaid expenses | | 16,338 | | - |
| Accounts payable and accrued liabilities | | (15,251) | | (72,539) |
| Income taxes payable | | - | | (18,458) |
| | | (438,974) | | (91,205) |
| **Cash flows from investing activities** | | | | |
| Payments for capital assets | | (103,541) | | (45,281) |
| **Cash flows from financing activities** | | | | |
| Repayment of shareholders' loans | | - | | (17,405) |
| Proceeds from share issuances | | - | | 561,000 |
| Share issuance costs | | - | | (152,241) |
| | | - | | 391,354 |
| **Increase (decrease) in cash** | | (542,515) | | 254,868 |
| **Cash, beginning of period** | | 1,898,750 | | 127,289 |
| **Cash, end of period** | **$** | **1,356,235** | **$** | **382,157** |
| **Supplemental disclosure of cash flow information** | | | | |
| Interest received | $ | 17,954 | $ | - |
| Interest paid | $ | - | $ | - |
| **Supplemental disclosure of noncash investing and financing activities** | | | | |
| Issuance of shares to acquire subsidiary | $ | - | $ | (56,531) |

*See notes to interim consolidated financial statements.*

## 1. Basis of presentation of financial statements

It is recommended that these interim financial statements should be read in conjunction with the Annual Report for the year ended March 31, 2001. The accounting policies applied to the preparation of the interim financial statements are consistent with those applied to the previous financial year end.

## 2. Restatement

The interim consolidated statements of income and deficit and cash flows for the three month period ended financial June 30, 2000 have been restated to reflect adjustments from the audit of the accounts for the year ended March 31, 2001.

## 3. Capital stock

a) At June 30, 2001, the following share purchase options are outstanding:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| June 23, 2005 | $0.80 | 705,000 |
| July 7, 2005 | $1.24 | 60,000 |
| August 28, 2005 | $1.28 | 50,000 |
| September 28, 2005 | $1.28 | 20,000 |
| October 11, 2005 | $1.32 | 20,000 |
| October 13, 2005 | $1.32 | 50,000 |
| November 30, 2005 | $1.20 | 14,000 |
| January 11, 2006 | $1.00 | 25,000 |
| February 6, 2006 | $1.00 | 25,000 |
| February 26, 2006 | $0.75 | 50,000 |
| March 21, 2006 | $0.75 | 60,000 |
| April 4, 2006 | $0.80 | 20,000 |
| May 14, 2006 | $0.75 | 45,000 |

Subsequent to June 30, 2001, the following stock options were cancelled:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| June 23, 2005 | $0.80 | 125,000 |
| February 6, 2006 | $1.00 | 25,000 |

b) At June 30, 2001, the following share purchase warrants are outstanding:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| September 27, 2001/2002 | $2.00/ $2.50 | 883,334 |
| May 25, 2002 | $0.22 | 1,421,000 |

c) Included in capital stock are 16,583,333 shares, which were issued as part of the reverse acquisition and recapitalization, which are subject to a Value Securities Escrow Agreement. Of the 16,583,333 shares held in escrow, 10% were released on June 27, 2000, 15% on December 27, 2000, 15% on and the remainder are being released in installments of 2,487,575 shares every six month thereafter. As at June 30, 2001, 12,437,874 shares are held in escrow. Subsequent to June 30, 2001, the third release of 2,487,575 shares was affected leaving a balance of 9,950,299 shares.

**4. Related party transactions**
*(in addition to those transactions disclosed elsewhere)*

a) The following table discloses the related party transactions for the three month period ended June 30, 2001 as follows:

| Related party | Type of transaction | Terms and conditions | Amount $'s |
|---|---|---|---|
| Directors | Salary/Financial consulting | Normal commercial | 36,250 |
| Officers | Salaries | Normal commercial | 36,250 |
| | | | 72,500 |

b) At June 30, 2001, the Company owed $5,000 to a director related company, which is included within accounts payable and accrued liabilities. The balance represents unpaid amounts relating to unpaid consulting fees.

***5. Subsequent event***

On August 14, 2001, the Company entered into a five-year service agreement with Sprint Corp. ("Sprint") in which the Company's suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers. Under the terms of the agreement, the Company will issue warrants to Sprint entitling them to acquire 2,000,0000 common shares, 300,000 exercisable immediately at US$0.12 per share (CAD$0.20). The balance of 1,700,000 exercisable based on Sprint meeting minimum revenue requirements over the term of the agreement expiring August 31, 2006 at prices ranging from US$0.33 (CAD$0.50) to US $0.66 (CAD$1.00). Requisite regulatory approval of the warrant issue is required.

**SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS** (continued)

Service agreements
May 17, 2001 - Announcement that IP Applications signed an agreement with PrismNet Communications Inc. to deliver an integrated suite of outsourced Internet Services.

August 15, 2001 – Announcement that IP Applications entered into a five-year agreement with Sprint Corp. ("Sprint") in which the Company's suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers. Under the terms of the agreement, the Company will issue warrants to Sprint entitling them to acquire 2,000,0000 common shares, 300,000 exercisable immediately at US$0.12 per share (CAD$0.20). The balance of 1,700,000 exercisable based on Sprint meeting minimum revenue requirements over the term of the agreement expiring August 31, 2006 at prices ranging from US$0.33 (CAD$0.50) to US $0.66 (CAD$1.00). Requisite regulatory approval of the warrant issue is required.

Products/service enhancements
May 30, 2001 - Announcement that IP Applications selected Prestige International to deliver 24/7 call center and technical support in international markets. This facility will enable IP Applications to market its products to target customers in countries where French, Spanish, Chinese and Korean are spoken.

Liquidity and Capital Resources
IP Applications has been funded by cash flow from operations and equity financing. The equity financing facilitated the set up of the data center, expansion of facilities, hiring additional employees and implementing a marketing program, as further addressed below under "Use of Proceeds". At June 30, 2001, working capital was $1,481,225 and IP Applications anticipates it will have sufficient funds for the current fiscal year.

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

No financings were completed in the current period, but the balance of funds from prior year's financings were applied as follows:

| Proposed Use of Proceeds | | Actual Use of Proceeds | | Intended Use of Proceeds | |
|---|---|---|---|---|---|
| Details | Amount $ | Details | Amount $ | Details | Amount $ |
| Marketing, capital equipment and working capital | 1,646,370 | Marketing, capital equipment and working capital | 542,515 | Marketing, capital equipment and working capital | 1,103,855 |
| Working capital | 248,380 | | - | Working capital | 248,380 |
| Working capital | 4,000 | | - | Working capital | 4,000 |
| | 1,898,750 | | 542,515 | | 1,356,235 |

Three month period ended June 30, 2001
For the three month period ended June 30, 2001 IP Application's loss totaled $350,741 or $0.01 per share. The loss is primarily due to the increased staffing levels in the technical department to support planned growth and aggressive sales and marketing of its products and services.

Net revenues
Revenues for the three month period ended June 30, 2001 were $437,422.

Direct costs of revenues amounted to $293,478 and net revenues of $143,944. Costs were primarily salaries to technical staff providing customer services and development of new applications totaling $162,103. Margin from revenues was lower than achieved in prior reporting periods due to the increase in technical support personal during fiscal 2001 to enhance product development and support projected increase in customer base. The staffing level for technical support personal is not anticipated to increase in fiscal 2002.

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Expenses
General and administrative expenses for the three month period amounted to $467,296. Significant expenses are as follows:

Marketing costs included in this total were $231,653. Marketing costs include:

| | | |
|---|---|---|
| Salaries and employee benefits | $ | 84,446 |
| Promotional materials, brochures, marketing campaign and advertising – external agencies | | 67,033 |
| Trade shows | | 80,174 |
| | $ | 231,653 |

Outside consultants ($66,394) were contracted during period to provide IP Applications with financial, legal and human resource advisory services.

Investing Activities
The following sets out a summary of amounts expended by IP Application's during the period:

| | | |
|---|---|---|
| Computer equipment – data centre | $ | 101,698 |
| Office equipment and other | | 1,843 |
| | $ | 103,541 |

Financing Activities
Addressed above under heading "Liquidity and Capital Resources".

Forward Looking Statements
The forward-looking information in the Management's Discussion and Analysis section is based on the conclusions of management. IP Application cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to IP Application's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the company and other factors.

**SCHEDULE C** – continued

## ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

See above under heading Investing Activities for equipment purchased in current year.

## SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS

None

## INVESTOR RELATIONS

IP Applications does not have any investor relation's contract with an outside party and all investor relations activities currently being conducted are being performed by the company. The investor relations department covers basic shareholder information. The contact person is Nina Tarmohamed 604 254-2554, email enquiries to investor_relations@ipapp.com or visit our website www.ipapp.com.

## MANAGEMENT CHANGES

On July 10, 2001 Mr. Peter Wong resigned as a director and officer. On August 2, 2001, the Company appointed Mr. Shay Prasad as Chief Financial Officer.

## MATERIAL CONTRACTS

None

## LEGAL PROCEEDINGS

None

## CONTINGENT LIABILITIES

None

## DEFAULT UNDER DEBT OF OTHER CONTRACTUAL OBLIGATIONS

None

## OTHER

None

02 FEB -5 AM 8:10

BCSC

**British Columbia Securities Commission**

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act* The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604899-6730), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR YEAR ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/06/30 | 2001/08/16 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| SHAY PRASAD | CFO | 604 523 2567 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| sprasad@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 2001/08/27 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"James Estill"* | JAMES ESTILL | 2001/08/27 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# JUNE 30, 2001

# SCHEDULES B & C

# IP APPLICATIONS CORP.
# QUARTERLY AND YEAR END REPORT
# BC FORM FIN 51-901F
# FOR THE YEAR ENDED JUNE 30, 2001

**SCHEDULE B1**

Supplemental information requested in this schedule has been provided in Schedule A.

**SCHEDULE B2**

Related party transaction disclosure is set out in note 4 to the unaudited interim financial statements appended hereto as Schedule A.

**SCHEDULE B3**

a) **Securities issued year to date**

| Date | Security Issued | Type of Issue | Number | Price | Proceeds | Consideration |
|---|---|---|---|---|---|---|
| None | | | | | | |

b) **Summary of options granted year to date**

| Expiry Date | Exercise Price | Name of optionee | Number | Type |
|---|---|---|---|---|
| 04-Apr-06 | $0.80 | Employees | 25,000 | Options |
| 14-May-06 | $0.75 | Employees | 45,000 | Options |

**SCHEDULE B4**

a) **Authorized and issued share capital as at June 30, 2001**

Authorized – 100,030,000 common shares without par value

| | Number | | Amount |
|---|---|---|---|
| Issued and fully paid | 25,097,758 | $ | 3,066,488 |

b) **Options, warrants & convertible securities outstanding as at June 30, 2001**

| Expiry Date | Exercise Price | Number | Type |
|---|---|---|---|
| 25-May-02 | $0.22 | 1,421,000 | Warrants |
| 27-Sep-02 | $2.00 first year<br>$2.50 second year | 883,334 | Warrants |
| 23-Jun-05 | $0.80 | 705,000 | Options |
| 07-Jul-05 | $1.24 | 60,000 | Options |
| 28-Aug-05 | $1.28 | 50,000 | Options |
| 28-Sep-05 | $1.28 | 20,000 | Options |
| 11-Oct-05 | $1.32 | 20,000 | Options |
| 13-Oct-05 | $1.32 | 50,000 | Options |
| 30-Nov-05 | $1.20 | 30,000 | Options |
| 30-Nov-05 | $1.20 | 4,000 | Options |
| 11-Jan-06 | $1.00 | 25,000 | Options |
| 06-Feb-06 | $1.00 | 25,000 | Options |
| 26-Feb-06 | $0.75 | 50,000 | Options |
| 21-Mar-06 | $0.75 | 60,000 | Options |
| 04-Apr-06 | $0.80 | 20,000 | Options |
| 14-May-06 | $0.75 | 45,000 | Options |

**SCHEDULE B4** - continued

c) **Shares in escrow or subject to pooling as at June 30, 2001**

| Number | Type | Reason for Issuance |
|---|---|---|
| 12,437,874* | Common | Value Securities Escrow Agreement– reverse takeover transaction |

* On July 18, 2001 the third release of 2,487,575 shares from escrow was effected, leaving a balance of 9,950,299 shares.

d) **Directors and officers as at June 30, 2001**

| Name | Position |
|---|---|
| Curt Cranfield | President and Director |
| John M. Darch | Director |
| James Estill | Director |
| Peter Wong | Director, Chief Financial Officer and Secretary (resigned July 10, 2001) |

**IP APPLICATIONS CORP.**
**QUARTERLY AND YEAR END REPORT**
**BC FORM FIN 51-901F**
**FOR THE YEAR ENDED JUNE 30, 2001**

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion of the operations of IP Application Corp. ("IP Applications") for the three month period ended June 30, 2001 and to date of this report. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

Overview

IP Applications, through its wholly owned subsidiary IP Applications (Canada) Corp. ("IPA Canada"), provides outsourced Internet applications and solutions to Telecommunications Service Providers, Cable Operators, Internet Service Providers ("ISP"), and other corporate clients that either resell these applications to their customers / end users or for their internal corporate use, all under their own private brand / Corporate identity. These applications and services currently consist of electronic mail, Usenet news, Web page storage, server side virus scanning and user authentication. IP Applications provides its clients with a proprietary web based engine ("*i*TAPP™") which allows them to manage, monitor and provision services and applications for their end users at a lower cost and without needing to invest in hardware, software or technical expertise. *i*TAPP also allows its clients to easily and efficiently integrate multiple operations such as when ISP's purchase other ISP's. IP Application's software engineers have also programmed *i*TAPP to operate in other languages such as French, Spanish, Italian, German, and Cantonese.

Over the last 5 months, IP Applications has continued to focus on raising the profile of the company. Marketing, Sales and Public Relations efforts during this period have resulted in positive growth.

During the month of April IP Applications responded to a Request for Proposal for Sprint USA to provide the backend infrastructure for a new Virtual Internet Services (vISP). For five months IP Applications continued to work hard in nurturing that relationship with Sprint. On August 15th 2001, Sprint and IP Applications signed a 5 year contract in which IP Applications' suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers. IP Applications' *i*TAPP engine will be used by Sprint to offer its customers the ability on a real-time basis to provision, monitor, report on and bill for the Internet services they will provide. *i*TAPP was designed with unlimited scalability in mind and can accommodate any number of new subscribers that Sprint will add.

Apart from the potentially significant revenues to be realized from this contract, the Company views this agreement as a further validation of its value proposition and business model. Further, the Company believes this contract with a tier one provider is indicate of the trend in Internet provisioning and the views the current climate for privately branded, managed Internet services to be very responsive.

In addition, IP Applications has continued to aggressively market and sell to the Telecom providers, cable carriers and ISPs in North America, by hiring a Telco and Cable Account Executive, and a US based Account Executive. IP Applications market awareness is experiencing growth with increased speaking opportunities and media relations.

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Further enhancements were made to the products and services. Specifically, IP Applications made it's software multilingual thus being able to sell it's services in almost any country, developed a new GUI interface to the *i*TAPP system, developed and enhanced the billing side of the *i*TAPP system, and linked the *i*TAPP system to a number of Canadian and US transaction processing facilities. Further to these enhancements to the *i*TAPP system, our programmers developed the *i*CURO™ system. *i*CURO, a Web-based access software system, enables IP Applications and Service Providers to monitor Service Level Agreements, system performance and escalation procedures for all aspects of IP based services. Automated trouble ticketing and escalation procedures, performance and system trends monitoring are key features maintaining high reliability and availability of all IP based services, delivering the highest levels of customer satisfaction.

A significant partnership was achieved with Prestige International. IP Applications' existing capability to offer core software in several languages coupled with this partnership (which provides for call center support in 13 languages) allows the company to access wider markets in less saturated markets. This could potentially increase revenue projections and enable rapid global penetration.

IP Applications has also deployed additional value-add services either through in-house efforts or through partners to complement our already fully integrated service offering. Such additions in our product mix include printing and distribution of CD media, a broad range of dial-up access solutions and enhanced billing service.

IP Applications' primary focus has been on:

- Attracting superior quality staff
- Increasing revenues
- Implementation of marketing program to raise corporate profile
- Business development initiatives to identify and pursue strategic alliances
- Working with larger customers with established sales objective minimums
- A shift from direct sales towards reseller and referral channel

Substantial marketing efforts for North America have been made. The overall objective of the program is to establish the corporate identity and position IP Applications as a premier provider of outsourced Internet services to the Telecom Providers, Cable Carriers, and ISP markets.

Initial sales and marketing results indicate positive acceptance to the outsourcing model. IP Applications will continue to aggressively market the products and services to establish the company as an industry leader in making Internet services reliable. We anticipate based on positive sales results to date IP Applications is positioned for dramatic growth.

During the period, IP Applications entered into a number of significant agreements for provision of services and enhancement of services/products as follows:

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

# BCF 45-902F

## *Securities Act*

## REPORT OF EXEMPT DISTRIBUTION

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), 19 or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed:

   **IP APPLICATIONS CORP. (the "Issuer")**
   **154 – 555 – 6th Street**
   **New Westminster, B.C., V3L 5H1**
   **Telephone: (604) 525-2554**

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   **The Issuer is an Exchange Issuer.**

3. Describe the type of security and the aggregate number distributed:

   **2,000,000 warrants exercisable for the purchase of 2,000,000 common shares in the capital of the Issuer. The right to exercise 300,000 of the warrants will vest immediately at a price of US$0.132 per share (CDN$0.20). The right to exercise the remaining 1,700,000 warrants will vest at exercise prices ranging from US$0.33 (CDN$0.50) to US$0.66 (CDN$1.00) based on the purchaser meeting minimum revenue requirements. The warrants will expire on August 31, 2006.**

4. Date of the distribution(s) of the Security: **September 4 , 2001**

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   **Section 128(f) of the Rules.**

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

| Full Name and Residential Address of Purchaser | Number of Securities Purchased | Price Per Share (Canadian $) | Total Purchase Price (Canadian $) | Section of Act/Rules and, if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number |
|---|---|---|---|---|
| Sprint Communications Company L.P., 2330 Shawnee Mission Parkway Westwood, Kansas, U.S.A., 66205 | 2,000,000 Warrants | See Item 3 above | See Item 3 above | Section 128(f) of the Rules |

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

**Nil.**

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

**Not applicable.**

| Name and Address of Agent | Compensation Paid (number and type of security and/or cash amount (Canadian $)) | Price Per Share (Canadian $) | Name of Purchaser |
|---|---|---|---|
| | | | |

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

**Not applicable.**

10. If the distribution of the security was made under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

**Not applicable.**

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

**Not applicable.**

The undersigned hereby certifies that the statements made in this report are true and correct:

Dated at Vancouver, British Columbia, this 13th day of September, 2001.

**IP APPLICATIONS CORP.**
Name of Issuer - Please Print

[signature]
Signature

President & CEO.
(Official Capacity - Please Print)

Curt Cranfield.
(Please print here name of individual whose signature appears above, if different from Issuer or agent printed above.)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

# BCF 45-902F
## *Securities Act*
## REPORT OF EXEMPT DISTRIBUTION

02 FEB 13 PM 2:10

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), 19 or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed:

   **IP APPLICATIONS CORP. (the "Company")**
   **154 – 555 – 6th Street**
   **New Westminster, British Columbia, V3L 5H1**
   **Telephone: (604) 525-2554**

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   **The Issuer is an exchange issuer.**

3. Describe the type of security and the aggregate number distributed:

   **Incentive stock options to purchase a total of 167,500 common shares in the capital of the Issuer. The options are exercisable on or before August 9, 2006 at the price of $0.20 per share.**

4. Date of the distribution(s) of the Security: **August 14, 2001.**

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   **Section 74(2)(9) of the Act.**

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

| Full Name and Residential Address of Purchaser | Number of Securities Purchased | Price Per Share (Canadian $) | Total Purchase Price (Canadian $) | Section of Act/Rules and, if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number |
|---|---|---|---|---|
| Jason Grant<br>2395 West 14th Avenue<br>Vancouver, B.C., V6K 2W2 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |

| | | | | |
|---|---|---|---|---|
| Greg Moore<br>1143 Bennett Drive<br>Port Coquitlam, BC, V7J 2A7 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Barbara Grant<br>Coquitlam, B.C. | 1,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Marc E. Levy<br>118 – 1288 Marinaside Cr.<br>Vancouver, B.C., V6Z 2W5 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Michael Phung<br>1375 Lynn Valley Road<br>North Vancouver, B.C.<br>V6C 2W5 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Jeff Vouladakis<br>1529 East 3rd<br>Vancouver, B.C., V5N 1G8 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Michelle Mollineaux<br>209 – 8495 Jellicoe Street<br>Vancouver, B.C., V5S 1J4 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Stephen Gay<br>7824 – 155th Street<br>Surrey, B.C., V3S 3P4 | 3,750 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Nina Tarmohamed<br>11136 – 160A Street<br>Surry, B.C., V4N 4Z2 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Stan Gruszka<br>Vancouver, B.C. | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Simon Mak<br>2409 Renfrew Street<br>Vancouver, B.C., V5M 3K1 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Cameron Blain<br>1727 Graveley Street<br>Vancouver, B.C., V5L 3A9 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Daniel Hiralez<br>40311 North National Tr.<br>Anthem, Arizona, 85086 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Shelley Staples<br>3898 Michener Way<br>North Vancouver, B.C.<br>V7K 3C7 | 6,750 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Shay Prasad<br>1704 – 501 Pacific Street<br>Vancouver, B.C., V6Z 2X6 | 100,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| **Total** | **167,500** | | | |

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

   No proceeds have been derived in British Columbia by the Issuer from the distribution.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

   No person is acting as agent in connection with the distribution. No compensation has been or will be paid to an agent in connection with the distribution.

| Name and Address of Agent | Compensation Paid (number and type of security and/or cash amount (Canadian $)) | Price Per Share (Canadian $) | Name of Purchaser |
|---|---|---|---|
| | | | |

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

   Not applicable.

10. If the distribution of the security was made under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

   Not applicable.

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

   Not applicable.

The undersigned hereby certifies that the statements made in this report are true and correct:

Dated at Vancouver, British Columbia, this 21 day of August, 2001.

IP Applications Corp.
Name of Issuer - Please Print

Signature

Director
(Official Capacity - Please Print)

Curt Crofield
(Please print here name of individual whose signature appears above, if different from Issuer or agent printed above.)

330701\STO2000\0391

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

# ANNUAL INFORMATION FORM

# IP APPLICATIONS CORP.

**NOVEMBER 5, 2001**

02 FEB -5 AM 8:10

CBS\330701\Aif2001\0429

# TABLE OF CONTENTS

## GLOSSARY

The following are definitions of certain terms used in this Annual Information Form:

**"BCCA"** means the *Company Act* (British Columbia);

**"Canadian GAAP"** means Canadian generally accepted accounting principles;

**"Commission"** means the British Columbia Securities Commission;

**"CBCA"** means the *Canada Business Corporations Act*;

**"Company"** means IP Applications Corp.;

**"Exchange"** means the Canadian Venture Exchange;

**"IPA Canada"** means the Company's wholly-owned subsidiary "IP Applications (Canada) Corp.";

**"ISPs"** means Internet Service Providers;

**"Reverse Takeover"** has the meaning as set out in Item 1.2;

**"Virtuall"** means Virtuall Private Host Services Ltd.

## PRELIMINARY NOTES

Incorporated by reference herein and forming part of this annual information form (the "Annual Information Form") are the audited consolidated financial statements of the Company for the year ended March 31, 2001 (the "Financial Statements").

All financial information in this Annual Information Form is prepared in accordance with Canadian GAAP.

## ITEM 1: CORPORATE STRUCTURE

### Item 1.1: Name and Incorporation

The name of the Company is "IP Applications Corp." The Company was incorporated on September 12, 1989 under the BCCA and continues to operate under such legislation.

### Item 1.2: Inter-corporate Relationships

On June 23, 2000, the Company acquired all of the issued shares of Virtuall, a private corporation incorporated on January 16, 1998 under the BCCA. The business combination was considered a "reverse takeover" under the policies of the Exchange (the "Reverse Takeover"), and for business and accounting purposes Virtuall was deemed to be the acquirer. Upon completion of the Reverse Takeover, Virtuall became a wholly-owned subsidiary of the Company, continued under the CBCA, and changed its name to "IP Applications (Canada) Inc.". The Company has no other subsidiaries.

## ITEM 2: NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is a systems company that develops technology to assist the delivery and management of private-branded Internet services, web-based applications and back-office infrastructures. As a full service provider in the Internet market, the Company offers cost effective and robust services to over 280 organizations, including ISPs, Telecommunications Service Providers and Cable Operators throughout North America. By making Internet services reliable, the Company allows its customers to focus on growing their business rather than maintaining it.

The Company had 20 employees at the end of March 31, 2001. The Company had 4 employees at March 31, 2000. During the fiscal year ended March 31, 2001, the Company hired a sales, business development and marketing team, additional technical and administrative staff. The Company does not expect staffing to significantly increase or decrease during the next 12 months. 19 staff members are located in Canada and one staff member is located in the United States.

The Company has developed two proprietary technologies: *iTAPP*™ and *iCURO*™. All products and services are provisioned and managed with these systems.

### Proprietary Technology

***iTAPP™ Provisioning System***

iTAPP™ is a comprehensive real-time Web based system for ISP's, Telecommunications Service Providers, or Cable Operators who need to manage and account for all aspects of IP-based services. It provides for increased satisfaction for subscribers, and decreased costs and frustration for the business using the Company's service. It further provides flexibility, reliability, and scalability, all of which allow Service Providers to more easily manage, provision, monitor, and bill accounts and services in real-

time. The current suite of branded Internet-based applications includes email, authentication, news and Web hosting.

*iTAPP*'s multi-lingual capabilities include:

- real-time provisioning of all services on a regional, national or international basis;
- extensive reporting on real-time data, enabling better control of business operations and customer support;
- implementation of any sort of rate plan, including flat rate, overage, debit card count down method with access block, etc.;
- billing that is initiated by clients - clients are able to produce a file for integration to an existing billing system (i.e. comma delimited), or produce an HTML or PDF file that can be emailed to a subscriber;
- customer care interface (i.e. supporting trouble tickets); and
- customer base monitoring (i.e. subscriber usage, logon, terminal access, etc.).

*iTAPP* has a hierarchical architecture which provides flexible support for regional, national and international business structures and their subsidiaries. An ISP can define offices or regional operations on a national or international basis, which allows an independent location to have its own reporting structures, its own products and its own local control of operations. The head office has complete access to all office or subsidiary functions and can track all business activity at each location. Acquired ISPs can be easily integrated into an ISP's business, by allowing all subscriber data of the acquired ISP to be electronically migrated under the main ISP. For example, the subscribers of the acquired ISP do not have to change their email address or any other information until they are ready, which helps to reduce the churn associated with acquisitions. However, the main ISP now has access to all business activities of the acquired ISP. This process brings stability to the integration process and reduces the integration timeframe from months to days or even hours.

*iTAPP*'s hierarchical architecture also enables new business opportunities for ISPs. The main ISP is able to provide private ISP-branding for companies that want to become ISPs, and support the flexible business structures and reporting within their own operation.

Whether the Service Provider is local, regional, national or international, *iTAPP* can be configured to meet the changing dynamics of today's – and tomorrow's – Internet business. *iTAPP*-enabling technologies ensure that end users are quickly and smoothly provisioned into the system, giving clients a competitive edge towards the leaders in their industry.

***Quality and Assurance of Service - iCURO™***

The Company has designed and built a specialized application that performs monitoring and quality assurance of its services: *iCURO*™. *iCURO* is a Web-based access software system that enables the Company and ISPs to monitor SLA's and system performance, and provides escalation procedures for all aspects of the Company's IP-based services. Automated trouble ticketing and escalation procedures, as well as performance and system trends monitoring, are key features of *iCURO* which maintain high reliability and availability for the Company's IP-based services, and which help ensure the highest levels of customer satisfaction.

*iCURO* is currently being used internally. Although the Company intents to offer the features of this system to its customers, there are currently are no definitive plans to market the product or its features for sale.

## Services and Product Offering

The Company acts as wholesale provider of Internet-based applications to ISPs, next-generation Service Providers, Telecommunications Service Providers, Cable Operators, and virtual Internet Service Providers. The Company's proprietary technologies provide clients with the tools to manage their own business operations, enabling them to provide world class IP-based applications and support to their end users.

## Core Internet Services

The core service offerings of the Company are: Account Management systems, email, UseNet News, personal Web page storage, subscriber authentication, Domain Name Services, and maintenance of server hardware and software.

## Value Added Services

In addition to the core services, the Company provides the following value added services: email virus scanning, registration services, subscriber billing services, corporate Web site hosting, Web-based email, sign-up CD, national dial-up services, and technical support.

## Segmented Information

The Company operates it business as one reportable operating segment. Revenues from sales of the Company's products and services are generated from the principal geographic market of North America. The following chart defines comparative revenue from Canada and the United States.

**North American Comparative Revenue**
**For the Last Four Fiscal Years Ended March 31**

| | 2001 ($) | % of Total | 2000 ($) | % of Total | 1999 ($) | % of Total | 1998 ($) | % of Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | | | | | | | | |
| Canada | 833,043 | 86.6 | 572,573 | 94.7 | 462,343 | 99.7 | 46,999 | 100.0 |
| United States | 129,326 | 13.4 | 32,054 | 5.3 | 1,562 | 0.3 | - | - |
| | 962,369 | 100.0 | 604,627 | 100.0 | 463,905 | 100.0 | 46,999 | 100.0 |

None of the above revenues were generated from controlling shareholders or parties related to the Company. The Company's business operations are not effected by seasonality. Furthermore, Internet usage does not vary substantially by season or throughout the calendar year.

## Marketing

The Company's marketing efforts are focused on developing and delivering measurable programs to dramatically increase corporate awareness within target markets. The Company is committed to providing its customers with programs in support of product marketing, channel initiatives, marketing communications. Marketing also plays a lead role in the area of business development and strategic alliances.

The Company's marketing strategy incorporates the following key components:

- create awareness of corporate advantage and technical superiority;
- develop and manage market-driven product roadmap and whole product strategy;
- provide accurate market segmentation analysis with corresponding competitive analysis;
- build partner programs through comprehensive channel support on a regional and global basis;
- develop North American and global strategic alliances;
- establish a corporate-branding plan;
- develop strong marketing collateral for the Company and its partners; and
- continue to grow and enhance the Web site to reflect the Company's additional market focus and total product model.

*Marketing Communications*

The Company implemented an integrated marketing communications (IMC) strategy during the most recently completed financial year. IMC strategy is the planning and execution of all types of advertising and promotion selected for the Company in order to meet a common set of communication objectives, or more particularly, to support a single "positioning" and "branding". The goal of the Company's IMC strategy is to influence or directly affect the behaviour of the selected communications audience. The key to the Company's IMC strategy is planning and the ability to deliver a consistent message to ensure strategic, maximum impact.

The Company's corporate marketing will differentiate its managed services from those of its competitors, and spotlight the Company's strengths, successes and partnerships through the delivery of quality sales and marketing support materials, events, and effective public relations programs.

Marketing communications owns the integrity of the customer/prospect database and will drive demand-creation programs such as advertising, collateral, public relations, direct mail, seminars, trade shows and a customer/partner newsletter. Sales will follow up on leads and report which leads become prospects, and which convert to actual sales.

In brief, to build a durable image for the Company and a strong and lasting market position for its products and services, and to create lead generation for sales, the Company's IMC strategy will include:

- message development/refinement;
- product and corporate positioning/collateral;
- internal/external communications;
- media relations/industry analyst programs;
- speaking opportunity programs; and
- special-event planning and coordination.

*Collateral*

During the most recently completed financial year, the Company contracted a professional communications and graphic design company to assist in establishing corporate branding. As a result, the Company has developed a strong, consistent message that will reflect a leading professional image to its target markets. Design of a professional, corporate image, new collateral, advertising, mailer campaign and Web site have been completed.

*Advertising*

The Company's advertising is directed to people with significant influence on purchase decisions of companies. Typically, the message will be directed at the Chief Operating Officer, the President, and Vice President Business Development.

*Paid Advertisements*

Advertisements that are consistent with the Company's corporate branding, clearly state its value proposition to its target market, and project a professional image, are used in tier-1 trade journals for ISPs and Telecommunications Service Providers. The Web's remarkable measurability, local and global reach, and ability to tailor ads to the right consumers, make on-line advertising advantageous for the Company.

*Web Sites*

The Company's Web site is primarily used as a first introduction to the Company's name, products and services. It is critical to ensure that the Web site be kept up to date, reflect the Company's corporate branding, leave a positive image in the prospect's mind and be designed to motivate the viewer to call for further information.

*Trade Shows*

It is critical that the Company's prospects, partners and potential partners see the Company participating in industry trade show events. Trade shows are a meeting place for prospects, consultants, trade journal editors, industry partners, speakers, investors and industry analysts. Trade shows also provide an excellent source for competitive information. The Company must maximize sales opportunities from trade shows with pre and post show planning, use of effective lead gathering systems, strong sales follow-up, effective show advertising, speaking engagements, use of effective demonstration systems, organization of prospect/partner meetings, and information collection from other relevant exhibitors (competitive or potential partners).

| | Potential Trade Shows: |
|---|---|
| ISPs | ISPCON<br>Networld + Interop<br>ASPCON |
| Telecom | Telecom Resellers Association (TRA)<br>CompTel<br>Billing World<br>SuperComm<br>CLECexpo |
| Cable | Cable Tec Exp<br>Western Show |

*Direct Marketing*

Direct marketing is an accountable system of marketing that uses one or more communications media to affect a response. It is an interactive response where responses from or about buyers are recorded in a database for building profiles of potential customers and providing valuable marketing information for more efficient targeting.

The Company's direct marketing will work with sales to devise a systematic way to get information about suspects, prospects and customers into the knowledge base of the Company. Through this database, marketing will help salespeople and sales management to be more effective by sharing like information

about customer/partner situations, identifying key product features/benefits or services to emphasize, providing guidance on how much effort to devote, and helping create a contact strategy.

***Dependency on Large Customer***

During the most recently completed financial year, one customer accounted for $367,503 or 38% of total revenues. All other customers each represented less than 10% of total revenues for the most recently completed financial year. The Company has expanded its customer base but there can be no assurance that that its efforts to develop other sources of revenue will be successful. As a result, the loss of this customer could have a material adverse effect on the Company and its business, financial condition and results of operations.

***Competitive Position***

The Company's competitive position is based on its proprietary technology - *iTAPP*™. All applications (services and products) are backed and run through the *iTAPP* engine. *iTAPP* provides for flexibility, reliability, and scalability, all of which allow Service Providers to more easily manage, provision, monitor, and bill accounts and services in real-time. See above for further detailed information on *iTAPP*'s defining features.

The Internet is not currently governed by a regulatory body or under any form of government regulation.

## ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

### Item 3.1: Three Year History

During the last three completed financial years, the Company has acquired computer equipment and software to develop and build the foundation of its services, and has continued to invest in its technology to improve and add new services. Through its wholly-owned subsidiary IPA Canada, the Company provides outsourced Internet applications and services to Telecommunications Service Providers, Cable Operators, ISPs and other corporate clients that either resell these applications to their customers/end users or use them internally under their own private brand/corporate identity. These applications and services currently consist of electronic mail, Usenet news, Web page storage, server side virus scanning, and user authentication.

The Company also provides its clients with a proprietary web based engine (*iTAPP*™) which allows them to manage, monitor and provide services and applications for their end users at a lower cost and without the need to invest in hardware, software or technical expertise. *iTAPP* also allows for easy and efficient integration of multiple operations, as experienced when ISPs purchase other ISPs. The Company's software engineers have also programmed *iTAPP* to operate in languages other than English such as French, Spanish, Italian, German, and Cantonese.

As the Internet market has matured, the focus of ISPs has shifted from just providing services to ensuring such services are provided with a high-level of quality. As a result, the Company has committed to providing its customers with a high-level quality of service ("QoS"). Providing a high-level QoS initially requires that the services deployed are scalable, reliable, and provide a good end user experience. Once this is accomplished, the QoS must be monitored and reported on to ensure that both the customer and its clients are not experiencing problems. If a problem is identified, it must be dealt with in a professional and accountable manner. In order to deal with these issues effectively, the Company has designed and built a specialized application that performs monitoring and quality assurance of its services: *iCURO*™.

*iCURO* is a Web-based access software system that enables the Company and ISPs to monitor Service Level Agreements ("SLA's"), system performance and escalation procedures for all aspects of IP-based services. Automated trouble ticketing, escalation procedures and performance and system trends monitoring are key features of *iCURO* which maintain high reliability and availability for the Company's IP-based services, and help to ensure the highest levels of customer satisfaction.

**Item 3.2: Significant Acquisitions and Significant Dispositions**

On June 23, 2000, the Company completed the Reverse Takeover pursuant to a statutory plan of arrangement under section 252 of the BCCA. The Company issued 13,300,000 common shares from treasury for all of the outstanding shares of Virtuall. Steven F. Semeniuk, a Chartered Financial Analyst charter holder, of West Vancouver, British Columbia, provided an independent valuation dated March 13, 2000 of Virtuall. Shareholders of the Company and Virtuall approved the Reverse Takeover at their respective Extraordinary General Meetings held on May 31, 2000. Peter Wong, his wife Kazuko Koyama and John Darch were related parties to the Company in connection with the Reverse Takeover in that they held more than 10% of the outstanding shares of the Company and were also vending shareholders of Virtuall; accordingly, the above noted shareholder approval of the Company was by way of a resolution of the majority of the votes cast at the meeting other than the votes attaching to the shares owned by Peter Wong, Kazuko Koyama and John Darch.

Upon completion of the Reverse Takeover, Virtuall became a wholly-owned subsidiary of the Company and the business of Virtuall became the business of the Company.

**Item 3.3: Trends**

**Overview of the Industry**

***General***

The Company expects outsourcing of Internet and computer services to continue to increase significantly. The ability to deliver reliable and cost efficient services, the cost and current difficulty of maintaining internal systems, and rapid technological changes will all play key roles in the decision by service companies to outsource for services. The Company's technical staff continues to improve its systems and maintain its role as a leading-edge service provider.

As the Internet continues to evolve and new features and applications come on-line, the cost and complexity of providing Internet related services will continue to increase for all companies (regardless of size). The Company has identified a strong niche, which its analysis predicts will provide strong revenue potential for many years to come.

***Current Issues Faced by Providers of Internet and Application Services***

Providing Internet related services are an essential requirement of every Telecommunications Service Provider, Cable Operator and ISP. Problems related to service provision, management, and billing have no relation to the size of the organization. Problems include:

- maintaining tens of thousands of email accounts (with no duplicates);
- dealing with the electronic mail delivery schema;
- creating authentication strategies;
- maintaining enormous web development sites; and
- being able to bill for all the services offered.

Providers of Internet services continually struggle to attain or maintain profitability and must increasingly differentiate themselves by offering value-added services that their subscribers will pay to access (encryption, e-mail / voice mail integration, virus scanning, etc). In the end, hyper-competition in the industry forces many providers of Internet services go out of business. The Company provides a solution such that providers of Internet services can dramatically reduce costs and maximize efficiency in order to stay competitive, and in fact, grow their business rather than maintaining it.

### *Trends*

The Company has experienced a decrease in its gross margin on revenues as competition has increased and in order to expand its customer base and meet the needs of existing customers and expand its customer base it has had to hire skilled technical staff in a very competitive environment. The Company anticipates its gross margin on sales will improve providing its marketing efforts are successful in expanding its customer base.

Although the Internet services business is relatively new, certain business trends have been identified. The first is explosive growth. Other major trends include: increased competition; a shortage of skilled labour; the development of new technologies; decreases in subscriber pricing; lack of funding; and the outsourcing of technical-related functions.

The following table addresses some of the most prevalent trends in the industry. It describes how the Company is currently addressing the trends as well as the Company's plans to address them in future.

| Major Trends | Planned Response |
|---|---|
| Increased Competition and Cost-cutting | The Company has a strong customer base and market share (within local area). As competition increases and cost-cutting occurs, revenue streams will be diversified across different geographic regions and different product lines. |
| Skilled Technical Workers Shortage | Technical expertise is always in demand. Western Canada has an ample supply of technical help and the Company plans to tap into this expertise stream. Using stock option vestment, and a bonus plan, employee churn is expected to be low. |
| Decreased Retail Pricing | The Internet industry is seeing the retail price of a dial account and the associated services being driven down. This market trend is a benefit to the Company. |
| Outsourcing Services | Outsourcing of Internet related applications are just becoming a recognized alternative. Outsourcing such services as network services and marketing are becoming more common. It is inevitable that technical operations outsourcing will become popular as well. The Company's sales confirm this trend. |
| Lack of Financial Resources & Difficult Market Conditions | The Company is currently well funded. This combined with the fact that the Company's solutions are designed to help reduce costs and increase revenues for its customers, puts the Company in a favourable position. |

Dun and Bradstreet reports that more companies than ever before are establishing strategic partnerships that give them access to expertise in critical business functions.

### *Available Market Statistics*

According to a new study from Statistics Canada dated September 11, 2001, over half of all Canadian households have at least one occupant that is a regular Internet user, up from 42% last year.

This is according to a new study from http://www.statcan.com Statistics Canada. The study also says that 40% of households have home Internet access, up from 29% last year, while 28% of households have an occupant that has work Internet access, and 20% have an occupant with school access.

78% of households had dial-up access, up 29% on the previous year, while high-speed access is up 155%.

The following table provides a framework for user growth of the Internet and can be used as a baseline to determine future growth of the Internet services market place.

| **Projected Growth of the Internet until 2002** *(Yearly Growth rate % and # of Users by 2002)** | **United States** | **Europe** | **Asia** |
|---|---|---|---|
| Millions of Users accessing the Web | 28.5%<br>135.9 | 37.3%<br>82.0 | 57.8%<br>36.8 |
| Millions of Devices accessing the Web | 42.1%<br>286.3 | 41.5%<br>81.5 | 56.5%<br>44.3 |

*(*Source: Interactive Weekly November 30, 1998 from International Data Corp)*

The following general Internet statistics have been complied from Forrester Research, U.S. Department of Commerce & Relevant Knowledge, Nua, Computer Intelligence and Intomki:

- number of Internet users world-wide – 100.5 million;
- estimated to quadruple by 2005;
- traffic on the Internet is doubling every 100 days;
- continued growth rate of 30% in 1998;
- 100 million documents now exist online;
- 800 million to be on-line by the year 2000;
- 31 million personal computers access the Internet regularly (this number has doubled since 1996);
- approximately 55.4 million subscribers have accessed the Web in the past month;
- business usage has increased, with 36% of users (approximately 19.9 million) accessing the Web from the workplace; and
- the number of Web sites in the United States will increase from approximately 450,000 in 1997 to nearly 4 million in 2002.

Methodology, prepared by Nua Internet Surveys, compiled the following information of Internet users currently on-line:

| | |
|---|---|
| World Total | 158.25 million |
| Africa | 1.14 million |
| Asia/Pacific | 26.97 million |
| Europe | 36.55 million |
| Middle East | 0.78 million |
| Canada & USA | 88.33 million |
| South America | 4.63 million |

## ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

### Item 4.1: Annual Information

The selected consolidated financial information set out below and certain of the comments which follow are based on and derived from the Financial Statements. Reference should be made to the Financial Statements for full note disclosure.

The following table summarizes selected financial data for the Company prepared in accordance with Canadian GAAP. As the Company was organized in 1998 pursuant to the Reverse Takeover, the information in the table is presented for each of the last four completed financial years.

| | Year Ended March 31 | | | |
|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 |
| Revenues | $962,369 | $604,627 | $463,905 | $46,999 |
| Interest and other income | $60,716 | $16,704 | $1,000 | Nil |
| Income (loss) from continuing operations | $(872,042) | $80,970 | $57,341 | $35,738 |
| Income (loss) from continuing operations per share | | | | |
| Basic | $(0.05) | $130.44 | $95.57 | $60.56 |
| Fully diluted (1) | N/A | N/A | N/A | N/A |
| Total assets | $2,613,197 | $286,275 | $152,338 | $53,377 |
| Total long term debt | Nil | Nil | Nil | Nil |
| Shareholders' equity | | | | |
| Capital stock | $3,066,488 | $667 | $600 | $600 |
| Retained earnings (deficit) | $(697,993) | $174,049 | $93,079 | $35,738 |
| Cash dividends declared per share | Nil | Nil | Nil | Nil |

(1) This information is not presented for the financial year ended March 31, 2001 as the effect of exercise of stock options and warrants during this period was anti-dilutive and for the financial years ended March, 31, 2000, 1999 and 1998 no stock options and warrants were outstanding.

The Company's historical consolidated financial statements reflect the financial position, results of operations and cash flows of Virtuall for each of the years in the four year period ended March 31, 2001 and include the operations of the Company from the date of the Reverse Takeover, being June 23, 2000. Shareholders' equity gives effect to the shares issued to the shareholders of Virtuall prior to June 23, 2000 and of the Company thereafter.

### Item 4.2: Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common shares and currently intends to utilize all of its funds to finance its business development activities and for the acquisition of capital assets relating to its business. The Company does not foresee paying any dividends on its Common shares in the near future.

### Item 4.3: Foreign GAAP

The Company's financial statements are reported using Canadian GAAP.

## ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

### Results of Operations

*Fiscal Year Ended March 31, 2001 compared to Fiscal Year Ended March 31, 2000*

Revenues for the year ended March 31, 2001 were $962,369, which represented a 59% increase over revenues for the corresponding comparative period amounting to $604,627. The 59% increase represents significant growth and was a result of the marketing program implemented during the current fiscal year, which has resulted in additional customer sign ups and expansion of services to existing customers.

Direct costs of revenues and net revenues for the year ended March 31, 2001 were $651,523 and $310,846 respectively compared to $338,277 and $266,350 for the corresponding comparative period representing an increase of 110%. The increases in cost of revenue were primarily due to the increase in salaries to technical staff providing customer services and development of new applications totalling $421,484 compared to $257,042 for the corresponding comparative period. Margin from revenues for the year ended March 31, 2001 was $310,846 or 32.3% compared to $266,350 or 44% for the year ended March 31, 2000. The margin percentage achieved was lower than in prior reporting period due to the increase in technical support personal from four full time employees and outside consultants to fourteen full time employees in the current fiscal year. The staffing level for technical support personal is not anticipated to increase in fiscal 2002.

General and administrative expenses were $1,195,666 for the year ended March 31, 2001 compared to $148,206 for the year ended March 31, 2000 representing an increase of 707%. This increase is primarily due to the expansion of the business after the Reverse Takeover. The significant increases are detailed as follows:

Marketing costs totalled $533,977 for the year ended March 31, 2001 and $Nil for the corresponding comparative period.

Outside consultants fees totalled $191,722 for the fiscal year ended March 31, 2001 and $Nil for the corresponding comparative period. The consultants were contracted to provide financial advisory services. Salaries for the year ended March 31, 2001 were $159,110 compared to $59,113 for the corresponding comparative period as three additional full time employees were hired during the current year. This expense will increase in fiscal 2002, as additional support staff will be required to perform accounting and administrative duties and for investor/shareholder relations.

Rent and occupancy increased to $73,835 for the fiscal year ended March 31, 2001 from $9,241 for the corresponding comparative period as the Company moved to new premises in the spring of 2000. Professional fees for audit and legal services increased to $58,660 for the fiscal year ended March 31, 2001 from $26,576 for the corresponding comparative period.

Interest and other income increased to $60,716 for the fiscal year ended March 31, 2001 from $16,704 for the corresponding comparative period primarily due to the interest earned on unexpended funds raised from private placement financings. Amortization for the fiscal year ended March 31, 2001 was $87,093 compared to $33,165 for the corresponding comparative period. The increase in amortization is a result of the capital assets acquired during the latest financial year.

The net loss for the year ended March 31, 2001 was $872,042 or $0.05 per share compared to a net income of $80,970 or $130.44 per share for the year ended March 31, 2000.

**Table of Summary of Financial Statements of the Last Four Quarters**

| FOR THE THREE MONTH FINANCIAL PERIOD ENDED | | | | | |
|---|---|---|---|---|---|
| **Quarter Ending**[(1)] | **Net Revenues** | **Net Earnings (Loss)** | **Net Gain (Loss) Per Equity Share** | **Assets** | **Long Term Liabilities** |
| March 31, 2001 | $288,508 | $(348,514) | $(0.02) | $2,613,197 | Nil |
| December 31, 2000 | $259,416 | $ (362,660) | $(0.02) | $2,827,893 | Nil |
| September 30, 2000 | $221,126 | $(147,428) | $(0.01) | $3,099,157 | Nil |
| June 30, 2000 | $193,319 | $(13,440) | $(0.00) | $588,091 | Nil |

(1) Information pertaining to the financial quarters prior to date of the Reverse Takeover, being June 23, 2000, have not been provided as the public vehicle acquired was inactive prior to such date and its financial statement information is not representative of the Company's current operations.

## Liquidity and Capital Resources

***March 31, 2001 compared to March 31, 2000***

At March 31, 2001, the Company's current assets totalled $2,141,384 compared to $195,846 at March 31, 2000. The increase is primarily due to the Reverse Takeover on June 23, 2000 and the re-capitalization of the public company through completion of two private placements. During the same period, total liabilities increased to $244,702 from $111,559. As a result working capital was $2,169,682 at March 31, 2001 compared with working capital of $84,287 at March 31, 2000. As at March 31, 2001 and March 31, 2000, the Company had no long-term debt.

At March 31, 2001, the Company had total assets of $2,613,197 as compared with $286,275 at March 31, 2000. This increase is due to the increase in current assets as discussed above and the set up of the Company's Data Centre.

Share capital as at March 31, 2001 was $3,066,488, up from $667 as at March 31, 2000 due to the Reverse Takeover and re-capitalization upon closing of the transaction and subsequent share issuances. During fiscal year ended March 31, 2001, the Company issued 5,100,000 units pursuant to a non-brokered private placement to generate gross proceeds of $561,000. Each unit consisted of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.22 per share until May 25, 2002. In addition, the Company issued 1,766,667 units pursuant to a brokered private placement to generate gross proceeds of $2,650,000. Each unit consisted of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $2.00 per share until September 27, 2001 and $2.50 until September 27, 2002. The Company also issued 1,129,000 common shares on exercise of share purchase warrants for proceeds of $248,380 and 5,000 common shares on exercise of options for proceeds of $4,000.

The Company's largest cash outflows in the fiscal year ended March 31, 2001 were the funding of the loss from operations of $784,949 and equipment purchased of $462,442. The Company's largest cash outflow the fiscal year ended March 31, 2000 was equipment purchased of $37,664.

The most significant contribution to working capital for the fiscal year ended March 31, 2001 were the net proceeds received from share issuances of $3,122,352. The most significant contributions to working capital for the fiscal year ended March 31, 2000 were an increase in cash from operations, an increase in accounts receivable and an increase in accounts payable.

Based on its existing working capital and current revenues, expenses and capital requirements, the Company believes it has sufficient working capital to operate for the fiscal year ending March 31, 2002.

The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company has no material commitments made for capital expenditures at the end of its most recent financial year.

Long-term liquidity depends on the Company's ability to increase revenue and return to profitability. Other than Internet and software license costs, operating expenses and administrative expenses are not expected to increase significantly in relation to increases in revenue. The Company's other source of long-term liquidity would be equity financings.

A significant percentage of the Company's revenue is generated from a small number of large customers. Loss of any one of these large customers would affect short term and long-term working capital liquidity and the timing of the Company's ability to return to profitability. During the fiscal year ended March 31, 2001 and subsequent to completion of equity financings, the Company started to implement a marketing campaign to aggressively sell its services. Success of the marketing plan would reduce or eliminate dependence on a small number of large customers.

There are no assurances that the Company's marketing plan will bring significant additional revenues. Furthermore, there are no assurances that the Company can raise funds from additional equity financings.

The Company considers its technology and services to be leading edge in its market segment. There are no significant barriers for new competitors to enter this market segment and for existing direct and indirect competitors to improve their technology, products and services. The Company relies solely on the Internet to deliver its services. By having access to multiple bandwidth providers, the Company has minimized the risk of service interruption. The Company's ability to increase revenue depends on the continued use and growth of the Internet.

Other than discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either increasing or decreasing at present or in the foreseeable future. The forward-looking information in this section is based on the conclusions of management. The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to the Company's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities and other factors.

**Risk Factors**

The Company is subject to unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements express or implied by any such forward-looking statements made in this Annual Information Form. Such factors include:

***Limited Operating History***

The Company has a limited operating history with commencement of operations since early calendar year 1998. The Company has incurred a net loss for the fiscal year ended March 31, 2001. The likelihood of the Company's success must be considered together with, including, but not limited to, its ability to attract additional financing, the introduction of new services on a commercial basis, the ability to attract sufficient subscribers and the ability to increase revenue while maintaining or reducing per subscriber costs. There can be no assurance that the Company will be able to manage effectively any or all of these factors. The Company may not succeed in achieving and maintaining positive cash flow and profitability and its failure to do so will have a material and adverse effect on its business, financial condition and results of operations.

*Future Capital Needs/Liquidity Deficiencies/Potential Lack of Financing*

The Company in its initial stages relied on shareholder financing to fund its operations. In June 2000, the Company became a publicly listed company on the Exchange through the Reverse Takeover. In September 2000, the Company raised $2,650,000 to fund its business plan and growth. The Company may have to seek additional financing to provide for additional working capital and fund its growth. There is a risk the Company may not be successful in raising additional financing.

*Potential Fluctuations in Quarterly Results*

The Company's quarterly revenues have been increasing steadily since it commenced operations. However, the Company currently is reliant on a small number of large customers. Loss of one or more of these large customers could significantly affect revenues and the amount of profit or loss the Company would generate.

*Dependence on Key Personnel*

The Company relies on its proprietary software and systems to provide scalability. As such, the Company relies on a small number of employees to maintain and improve its software and systems. The registrant has ensured that there is redundancy in place for key technical staff. There is still a risk given the small number of employees that loss of one or more employees could affect the ability of the Company to deliver its services. The Company expects to continue providing for additional redundancy for key positions.

*Intense Competition*

The ASP market is in its infancy and is highly competitive. The Company expects competition to intensify as the ASP market matures. There is no assurance that the ASP market will continue to grow and provide further business opportunities. Additionally, the Company cannot provide any assurances that competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. If the Company is unable to attract further business due to intensified competition, introduce new services or keep its technology updated, its business, financial condition and results of operation may be materially adversely affected.

*Technological Risks*

The Company relies on the Internet to deliver its products and services. Loss of access to the Internet or interruption of Internet services would impact on the ability of the Company to deliver its products and services. Despite precautions taken by the Company and its third party infrastructure providers, over which it has no control, a natural disaster or other unanticipated problems in the global Internet infrastructure could cause interruption in the services the Company provides. The Company may not be able to resolve disruptions either on a timely basis or at all. Any accident, incident, system failure or discontinuance of operations could have a material adverse effect on its ability to provide services to its subscribers and, in turn, on its business, financial condition and results or operations.

*Security Risks*

The Company currently has a single Data Centre from which it provides its products and services and stores clients and end users data. The Company has taken appropriate measures to ensure the safe and continued operation of this Data Centre. The Company expects to add additional Data Centres in other locations in the future. Currently, there is a risk that the Company may be unable to provide its products and services if the Data Centre is damaged.

*Reliance on Intellectual Property and Proprietary Rights*

The Company has developed proprietary software and systems that it believes to be leading edge for the industry. There is a risk that current and potential competitors may duplicate the Company's products and services.

*Dependence on Continued Growth In Use Of Internet*

The Company depends extensively on the continued use and growth in the use of Internet to maintain and increase its revenue. If the Internet market fails to grow or grow more slowly than anticipated, the Company's business, financial condition and results of operations could be adversely affected.

## ITEM 6: MARKET FOR SECURITIES

The Company's common shares are listed for trading on the Exchange as a "Tier 2" technology company under the symbol "IAP".

## ITEM 7: DIRECTORS AND OFFICERS

### Item 7.1: Name, Address, Occupation and Security Holding

The Company presently has three directors.

| Name, Municipality of Residence, Position (1) | Principal Occupation During the Past Five Years | Date(s) Served as a Director | Common Shares Held (2) |
|---|---|---|---|
| CURT CRANFIELD (3)<br>Vancouver, Canada<br>President, Chief Executive Officer and Director<br>Canada | President of the Company since June 23, 2000; President of IPA Canada; Previously was Technical Operations and Support Manager for HookUp Communications Corp. | Since June 23, 2000 | 3,751,500 |
| JOHN DARCH (3)<br>Vancouver, Canada<br>Director | Director of the Company since March 14, 2000; President and Director of Crew Development Corp; Director of Asia Pacific Resources Ltd. | Since March 14, 2000 | 873,167 |
| JAMES ESTILL (3)<br>Vancouver, Canada<br>Director | Director of the Company since June 23, 2000; President of EMJ Data Systems Ltd. | Since June 23, 2000 | 1,000,000 |
| SHAY PRASAD<br>Vancouver, Canada<br>Chief Financial Officer and Secretary | Chief Financial Officer of the Company since August 01, 2001. Previously was Vice President, Mergers & Acquisitions with Look Communications Inc; Vice President Finance with ID Internet Direct Ltd; Director of Printlux.com Inc. | N/A | 20,000 |

(1) The information as to municipality of residence, principal occupation and number of shares beneficially owned (directly or indirectly) has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company" transfer agent.

(2) Indicates the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised.

(3) Member of Audit Committee.

**Item 7.2: Corporate Cease Trade Orders or Bankruptcies**

No director or officer has been an officer or director of a reporting issuer that has been subject to a corporate cease trade order or bankruptcy.

**Item 7.3: Penalties or Sanctions**

No director or officer has been subject to any penalties or sanctions issued by the Commission.

**Item 7.4: Personal Bankruptcies**

No director or officer has filed for personal bankruptcy within the last ten years.

**Item 7.5: Conflicts of Interest**

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

**ITEM 8: ADDITIONAL INFORMATION**

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders held September 17, 2001, and additional financial information is provided in the Company's Financial Statements and the Company's most recent interim financial statements. A copy of the Financial Statements is incorporated by reference herein. A copy of such other documents may be obtained upon request from the Company at its corporate head office.

# APPENDIX I

## Financial Statements for Fiscal Year Ended March 31, 2001

*Consolidated Financial Statements of*

# IP APPLICATIONS CORP. *(formerly MMX Ventures Inc.)*

*As at March 31, 2001 and 2000 and for the years ended March 31, 2001, 2000 and 1999*
*(Expressed in Canadian dollars)*

CHARTERED ACCOUNTANT

3630 Triumph St., Vancouver, BC,
Canada V5K 1V3
Telephone (604) 299-3333
*Facsimile* (604) 299-2212
E-mail jacqueline_tucker@telus.net

J.M. TUCKER INC.

**AUDITOR'S REPORT TO THE SHAREHOLDERS**

We have audited the consolidated balance sheets of IP Applications Corp. *(formerly MMX Ventures Inc.)* as at March 31, 2001 and 2000 and the consolidated statements of income and retained earnings (deficit) and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for each of the years in the three year period ended March 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the results of operations and cash flows for each of the years in the three year period ended March 31, 2001 and shareholders' equity as at March 31, 2001 and 2000 to the extent summarized in note 11 to the consolidated financial statements.

(signed) J.M. Tucker Inc.

Chartered Accountant

Vancouver, British Columbia
May 29, 2001

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated Balance Sheets** (note 1)
**As at March 31, 2001 and 2000**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 1,898,750 | $ 127,289 |
| Accounts receivable | 123,839 | 63,535 |
| Income taxes recoverable | 60,318 | - |
| Prepaid expenses | 58,477 | 4,972 |
| | 2,141,384 | 195,846 |
| **Capital assets** (note 4) | 471,813 | 90,429 |
| | **$ 2,613,197** | **$ 286,275** |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 244,702 | $ 85,050 |
| Income taxes payable | - | 9,104 |
| Shareholders' loans (note 5) | - | 17,405 |
| | 244,702 | 111,559 |
| **SHAREHOLDERS' EQUITY** | | |
| **Capital stock** (note 6) | 3,066,488 | 667 |
| **Retained earnings (deficit)** | (697,993) | 174,049 |
| | 2,368,495 | 174,716 |
| Commitment (note 10) | | |
| | **$ 2,613,197** | **$ 286,275** |

Approved on behalf of the Board:

(signed) Curt Cranfield Director (signed) James Estill Director

See notes to consolidated financial statements.

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated statements of income and deficit**
**For the years ended March 31, 2001, 2000 and 1999**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenue** | | | |
| Internet application and solution service fees | $ 962,369 | $ 604,627 | $ 463,905 |
| **Direct costs of service fees** | | | |
| Technical staff – salaries and employee benefits | 421,484 | 257,042 | 191,791 |
| Internet costs | 121,572 | 52,740 | 19,612 |
| Software licences and permits | 81,386 | 10,784 | 1,523 |
| Equipment leases and supplies | 27,081 | 17,711 | 5,124 |
| | 651,523 | 338,277 | 218,050 |
| **Gross margin** | 310,846 | 266,350 | 245,855 |
| **Operating expenses** | | | |
| Marketing costs | 533,997 | - | - |
| Consulting | 191,722 | - | - |
| General and administrative | 177,342 | 53,276 | 27,323 |
| Salaries and employee benefits | 159,110 | 59,113 | 98,502 |
| Rent and occupancy costs | 73,835 | 9,241 | 15,578 |
| Professional fees | 58,660 | 26,576 | 9,986 |
| | 1,194,666 | 148,206 | 151,389 |
| Income (loss) before the undernoted items | (883,820) | 118,144 | 94,466 |
| Interest and other income | 60,716 | 16,704 | 1,000 |
| Amortization | (87,093) | (33,165) | (23,405) |
| Interest, bank charges and foreign exchange | (4,031) | (163) | (70) |
| Income (loss) before income taxes | (914,228) | 101,520 | 71,991 |
| Income tax recovery (expense) | 42,186 | (20,550) | (14,650) |
| Net income (loss) for year | (872,042) | 80,970 | 57,341 |
| Retained earnings (deficit), beginning of year | 174,049 | 93,079 | 35,738 |
| **Retained earnings (deficit), end of year** | **$ (697,993)** | **$ 174,049** | **$ 93,079** |
| **Earnings (loss) per share, basic and diluted** | **$ (0.05)** | **$ 130.44** | **$ 95.57** |
| **Weighted average number of common shares used in the calculation of basic earnings (loss) per share** | **18,780,844** | **618** | **600** |

See notes to consolidated financial statements.

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated statements of cash flows**
**For the years ended March 31, 2001, 2000 and 1999**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ (872,042) | $ 80,970 | $ 57,341 |
| Items not involving cash | | | |
| Other | - | - | (39,375) |
| Amortization | 87,093 | 33,165 | 23,405 |
| | (784,949) | 114,135 | 41,371 |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | (60,254) | (51,988) | (9,654) |
| Prepaid expenses | (53,504) | (4,972) | - |
| Accounts payable and accrued liabilities | 97,085 | 60,618 | 16,366 |
| Income taxes payable | (69,422) | (5,546) | 14,650 |
| | (871,044) | 112,247 | 62,733 |
| **Cash flows from investing activities** | | | |
| Payments for capital assets | (462,442) | (37,664) | (39,897) |
| **Cash flows from financing activities** | | | |
| Proceeds from (repayments of) shareholders' loans | (17,405) | (2,172) | 9,861 |
| Proceeds from share issuances | 3,122,352 | 67 | 600 |
| | 3,104,947 | (2,105) | 10,461 |
| **Increase in cash** | 1,771,461 | 72,478 | 33,297 |
| **Cash, beginning of year** | 127,289 | 54,811 | 21,514 |
| **Cash, end of year** | **$ 1,898,750** | **$ 127,289** | **$ 54,811** |
| **Supplemental disclosure of cash flow information** | | | |
| Interest received | $ 52,670 | $ - | $ - |
| Interest paid | $ - | $ - | $ - |
| Income taxes paid | $ 27,760 | $ 26,096 | $ - |
| **Non cash investing and financing activities** | | | |
| Issuance of shares to acquire subsidiary (note 3) | $ (56,531) | $ - | $ - |
| Purchase of capital equipment in exchange for services | $ - | $ - | $ 39,375 |

See notes to consolidated financial statements.

**(Expressed in Canadian Dollars)**

## 1. Nature of operations and basis of presentation

IP Applications Corp. (the "Company") incorporated under the laws of British Columbia, provides outsourced internet applications and solutions to internet service providers ("ISP"), telecommunications companies or other corporate clients either to resell these applications to their customers / end users or for their own internal corporate use, all under their own brand name / corporate identity.

On May 31, 2000 shareholders approval was received for a name change from "MMX Ventures Inc. to "IP Applications Corp.".

On June 23, 2000, IP Applications Corp., formerly MMX Ventures Inc. ("MMX"), a public company listed on the Canadian Venture Exchange, purchased all of the issued and outstanding shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall. The business combination was considered a reverse acquisition and a recapitalization of the public company (notes 3 & 6).

The Company's historical consolidated financial statements reflect the financial position, results of operations and cash flows of Virtuall for each of the years in the three year period ended March 31, 2001 and include the operations of MMX from the date of the reverse acquisition, being June 23, 2000. Shareholders' equity gives effect to the shares issued to the shareholders of Virtuall prior to June 23, 2000 and of the Company thereafter.

## 2. Significant accounting policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 11. A summary of the significant policies are as follows:

a) Principles of consolidation
These consolidated financial statements include the accounts of IP Applications Corp. and its wholly owned subsidiary, IP Applications (Canada) Corp., formerly Virtuall Private Host Services Ltd., from the respective date of acquisition (note 3), (collectively, unless the context requires otherwise, referred to as the "Company"). All significant intercompany balances and transactions are eliminated.

b) Measurement uncertainty
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

c) Foreign exchange
Foreign currency transactions and balances are translated into Canadian dollars as follows:
   i) Revenues and expenses at average exchange rates for each period;
   ii) Monetary items at the rates of exchange prevailing at balance sheet dates;
   iii) Non-monetary items at the historical exchange rates; and,
   iv) Exchange gains and losses arising from translation are included in the determination of earnings for each year except for exchange gains or losses relating to non-current monetary assets or liabilities, which are deferred and amortized over the remaining life of the asset or liability.

d) Cash and cash equivalents
Cash and cash equivalents comprise cash, term deposits and treasury bills, with original maturity of less than 90 days.

**2. Significant accounting policies** (continued)

e) Amortization

Capital assets are amortized using the following methods at the following rates per annum:

| | |
|---|---|
| Computer | 30% declining balance |
| Furniture and equipment | 20% declining balance |
| Software | 50% declining balance |
| Leasehold improvements | 20% straight line |

f) Leases

Leases are classified as either capital or operating. Leases, which transfer substantially all the benefits and risks of ownership, are accounted for as a capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

g) Income tax

Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period during which the change in rates is considered to be substantially enacted.

h) Share issuance costs

Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs. These costs are presented as other assets until the issuance of the shares to which the costs relate, at which time the costs are charged against the related share capital or charged to operations if the shares are not issued.

i) Revenue recognition

Revenue from dial up and internet support services is recognized when services are rendered.

j) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 6(c). Under the plan, options are granted at fair value. No compensation expense is recorded for options granted under the plan when stock options are issued to directors and employees. Any consideration paid by the directors and employees on exercise of share purchase options is credited to share capital.

k) Earnings (loss) per share

Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding during the year.

l) Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

**(Expressed in Canadian Dollars)**

## 3. Acquisition

Pursuant to terms of an Arrangement Agreement dated for reference March 14, 2000, the Company purchased all of the issued common shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall (note 6(b)).

The acquisition is a reverse takeover transaction whereby Virtuall is identified as the acquirer (accounting parent) of IP Applications Corp. ("IPA"). The purchase price of IPA is assumed to be equal to its book value and no goodwill is recorded on the transaction. The amount ascribed to the shares issued to the shareholders of Virtuall represents the net book value of IPA at date of closing, June 23, 2000.

Details of the net liabilities acquired at book value at the acquisition date are as follows:

| | | |
|---|---|---|
| Current assets | $ | 144 |
| Less - current liabilities | | (56,675) |
| | $ | (56,531) |

Supplemental information for IP Applications Corp. (formerly MMX Ventures Inc.)

**Summary balance sheets**

| | | June 23, 2000 | | March 31, 2000 |
|---|---|---|---|---|
| Current assets | $ | 144 | $ | 42,647 |
| Non current assets | | - | | 41,604 |
| Liabilities | | (55,675) | | (139,221) |
| **Net liabilities** (note 6(b)) | **$** | **(56,531)** | **$** | **(54,970)** |
| Share capital | | | | |
| Authorized | | | | |
| 100,030,000 common shares without par value | | | | |
| Issued | | | | |
| 3,827,091 common shares without par value (note 6(b)) | $ | 2,208,247 | $ | 2,208,247 |
| Deficit | | (2,264,778) | | (2,263,217) |
| **Share capital and deficit** | **$** | **(56,531)** | **$** | **(54,970)** |

**Summary statements of operations**

| | | For the period from March 31, 2000 to June 23, 2000 | | For the year ended March 31, 2000 |
|---|---|---|---|---|
| General and administrative expenses | $ | 1,560 | $ | 187,804 |
| Net assets written off on change of control | | - | | 36,683 |
| Mineral properties written off | | - | | 25,000 |
| **Net loss for the period** | **$** | **1,560** | **$** | **249,487** |

**(Expressed in Canadian Dollars)**

## 4. Capital assets

| | 2001 Cost | 2001 Accumulated amortization | 2000 Cost | 2000 Accumulated amortization |
|---|---|---|---|---|
| Computer equipment | $ 501,326 | $ 129,788 | $ 141,125 | $ 53,640 |
| Office equipment | 103,056 | 9,736 | 1,878 | 601 |
| Computer software | 5,195 | 4,188 | 4,996 | 3,329 |
| Leasehold improvements | 6,899 | 951 | - | - |
| | 616,476 | $ 144,663 | 147,999 | $ 57,570 |
| Less accumulated amortization | (144,663) | | (57,570) | |
| | **$ 471,813** | | **$ 90,429** | |

## 5. Shareholders' loans

The shareholders' loans are unsecured, non-interest bearing and without stated terms of repayment.

## 6. Capital stock

a) Authorized
100,030,000 common shares without par value

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Balance, March 31, 1998 and 1999 | - | $ - |
| Shares issued for cash (private stage) | 600 | 600 |
| Balance, March 31, 1999 | 600 | 600 |
| Shares issued for cash (private stage) | 67 | 67 |
| Balance, March 31, 2000 | 667 | 667 |
| Shares issued for cash (private stage) | 102 | 102 |
| Share adjustment on recapitalization | (769) | - |
| Incorporation of share capital of inactive public company (note 3) | 3,827,091 | - |
| Shares issued to shareholders of Virtuall on recapitalization (i) | 13,300,000 | (56,531) |
| Private placements for cash | 6,866,667 | 3,211,000 |
| Warrants exercised for cash | 1,129,000 | 248,380 |
| Options exercised for cash | 5,000 | 4,000 |
| Escrow shares surrendered for cancellation | (30,000) | - |
| Share issuance costs | | (341,130) |
| **Balance, March 31, 2001** (ii) | **25,097,758** | **$ 3,066,488** |

**(Expressed in Canadian Dollars)**

**6. Capital stock** (continued)

i. On June 23, 2000, the Company purchased an inactive public company and continued as IP Applications Corp. The business combination was considered a reverse acquisition and a recapitalization of the public company. The public company's net monetary liabilities of $56,531 (note 3) were charged to share capital of the continuing entity.

ii. Included in capital stock are 16,583,333 shares, which were issued as part of the reverse acquisition and recapitalization, which are subject to a Value Securities Escrow Agreement. Of the 16,583,333 shares held in escrow, 10% were released on June 27, 2000, 15% on December 27, 2000 and the remainder are being released in installments of 2,487,575 shares every six month thereafter. As at March 31, 2001, 12,437,874 shares are held in escrow.

c) On May 31, 2000, the shareholders approved the Stock Option Plan (the "Plan"), a fixed stock option plan, for which up to 1,600,000 common shares can be reserved for issuance to executive officers and directors, employees and consultants. The board of directors of the Company may terminate the Plan at any time provided that the termination does not alter the terms or conditions of any option or impair any right of any option holder. The options have a maximum term of five years and normally vest over a period of three years. At March 31, 2001, 496,000 options are available for future grant under the Plan.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

| | Number of Optioned Common Shares # | Weighted Average Exercise Price $ |
|---|---|---|
| Balance, March 31, 1998, 1999 and 2000 | - | - |
| Options granted | 1,874,000 | 0.39 |
| Options exercised | (5,000) | 0.47 |
| Options forfeited | (770,000) | 0.17 |
| **Balance, March 31, 2001** | **1,099,000** | **0.54** |

At March 31, 2001 stock options outstanding are as follows:

| Number of Stock Options Outstanding | Exercise Price $ | Expiry Date | Number of Stock Options Exercisable | Exercise Price $ |
|---|---|---|---|---|
| 705,000 | $0.80 | June 23, 2005 | 176,250 | $0.80 |
| 60,000 | $1.24 | July 7, 2005 | 15,000 | $1.24 |
| 50,000 | $1.28 | August 28, 2005 | 12,500 | $1.28 |
| 20,000 | $1.28 | September 28, 2005 | 5,000 | $1.28 |
| 20,000 | $1.32 | October 13, 2005 | 5,000 | $1.32 |
| 50,000 | $1.32 | October 18, 2005 | 12,500 | $1.32 |
| 34,000 | $1.20 | November 30, 2005 | 3,400 | $1.20 |
| 25,000 | $1.00 | January 11, 2006 | - | $1.00 |
| 25,000 | $1.00 | February 6, 2006 | - | $1.00 |
| 50,000 | $0.75 | February 26, 2006 | - | $0.75 |
| 60,000 | $0.75 | March 21, 2006 | - | $0.75 |

**(Expressed in Canadian Dollars)**

**6. Capital stock** (continued)

Subsequent to March 31, 2001, the following stock options were granted to employees:

| Number of Stock Options Granted | Exercise Price $ | Expiry date |
|---|---|---|
| 20,000 | $0.80 | April 4, 2006 |
| 45,000 | $0.75 | May 14, 2001 |

In addition, 20,000 stock options exercisable at $1.20 expiring November 30, 2005 were cancelled.

d) At March 31, 2001 the following share purchase warrants are outstanding:

| Number of warrants outstanding | Exercise price $ | Expiry date | Number of warrants exercisable | Exercise price $ |
|---|---|---|---|---|
| 883,334 (i) | $2.00 to $2.50 | September 27, 2001/2002 | 883,334 | $2.00 to $2.50 |
| 1,550,000 (ii) | $0.22 | May 25, 2002 | 750,000 | $0.22 |

i. During the year ended March 31, 2001, the Company issued 1,766,667 units at $1.50 per unit pursuant to a brokered private placement. Each unit consisted of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share.

ii. During the year ended March 31, 2001, the Company issued 5,100,000 units at $0.11 per unit pursuant to a non-brokered private placement. Each unit consists of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share at a price of $0.22 until May 25, 2002. During the year ended March 31, 2001, 1,129,000 share purchase warrants were exercised.

Share purchase warrant transactions for the respective years and the number of share purchase warrants outstanding are summarized as follows:

| | Number of Optioned Common Shares # | Weighted Average Exercise Price $ |
|---|---|---|
| Balance, March 31, 1998, 1999 and 2000 | - | - |
| Warrants granted | 3,433,334 | 0.68 |
| Warrants exercised | (1,129,000) | 0.22 |
| Balance, March 31, 2001 | 2,304,334 | 0.90 |

**(Expressed in Canadian Dollars)**

## 7. Related party transactions

(in addition to those transactions disclosed elsewhere)

a) Related party transactions for the respective periods are set out in the following table:

| Related party | Type of transaction | Terms and conditions | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|---|---|
| Directors | Salary/Financial consulting | Normal commercial | $ | 114,615 | $ | 58,572 | $ | 87,177 |
| Officers | Salaries | Normal commercial | | 127,518 | | 119,505 | | 174,353 |
| | | | **$** | **244,134** | **$** | **180,077** | **$** | **261,531** |

b) The Company owed $3,500 (2000 - $Nil) to directors and management, which is included within accounts payable and accrued liabilities. The balances represent unpaid amounts relating to unpaid remuneration (fees and salary).

## 8. Income tax

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the loss as a result of the following:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Statutory rates | | 45.6% | | 45.6% |
| Income tax expense (recovery) computed at statutory rates | $ | (407,379) | $ | 46,293 |
| Small business rate adjustment | | - | | (25,743) |
| Non-deductible items | | 6,975 | | - |
| Other deductions | | (26,666) | | - |
| Tax benefit not recognized on current year's losses | | 384,884 | | - |
| **Provision for (recovery of) income taxes** | **$** | **(42,186)** | **$** | **20,550** |

The tax effects of temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Future tax assets | | | | |
| Non-capital loss carry forwards | $ | 537,703 | $ | - |
| Other | | 124,444 | | - |
| Total gross future income tax assets | | 662,147 | | - |
| Less valuation allowance | | (654,582) | | - |
| Net future income tax assets | | 7,565 | | - |
| Less future tax liabilities | | (7,565) | | - |
| **Net future income taxes** | **$** | **-** | **$** | **-** |

**8. Income tax** (continued)

At March 31, 2001 the Company has non-capital losses of approximately of $1,179,173, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities expiring as follows:

| | | |
|---|---|---|
| 2002 | $ | 47,417 |
| 2003 | | 76,584 |
| 2004 | | 8,901 |
| 2005 | | 27,660 |
| 2006 | | 220,408 |
| 2007 | | 5,154 |
| 2008 | | 793,049 |
| | **$** | **1,179,173** |

**9. Financial instruments**

a) Fair values
The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

b) Interest and foreign exchange rate risk
The Company is required to make certain payments in U.S. dollars and has not entered into forward currency contracts or other financial derivatives to hedge exchange risk.

c) Credit risk and concentration of sales
The Company is subject to credit risk as it earns revenues from a limited number of customers. To date, bad debt experience has not been significant.

The following tables summarize the extent to which the Company's sales are concentrated with a limited number of customers.

| | Number of customers | | Related Revenue |
|---|---|---|---|
| i. Revenue | | | |
| Year ended March 31, 2001 | 1 | $ | 367,503 |
| Year ended March 31, 2000 | 1 | | 363,156 |
| Year ended March 31, 1999 | 2 | | 261,345 |
| ii. Accounts receivable | | | |
| Year ended March 31, 2001 | 2 | $ | 43,402 |
| Year ended March 31, 2000 | 1 | | 33,543 |

**(Expressed in Canadian Dollars)**

## 10. Commitment

The Company is party to certain operating leases under which the future minimum lease payments in aggregate based on the fiscal year end of the Company are approximately as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| 2001 | $ | - | $ | 31,258 |
| 2002 | | 133,363 | | 50,589 |
| 2003 | | 128,224 | | 39,580 |
| 2004 | | 127,134 | | 32,082 |
| 2005 | | 96,120 | | - |
| 2006 | | 16,020 | | - |
| | $ | 500,861 | $ | 155,540 |

## 11. Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission.

Significant variances from the application of U.S. GAAP on the Company's financial statements is set out below:

a) Income (loss) and earnings (loss) per share

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Net income (loss) under Canadian GAAP | $ | (872,042) | $ | 80,970 | $ | 57,341 |
| Adjustment for reverse acquisition costs (note 11(d)) | | (179,466) | | - | | - |
| Adjustment for stock based compensation relating to stock options issued to employees (note 11(e)) | | (115,346) | | - | | - |
| Net income (loss) under U.S. GAAP | $ | (1,166,854) | $ | 80,970 | $ | 57,341 |
| Weighted average number of shares outstanding under Canadian GAAP | | 18,780,844 | | 618 | | 600 |
| Less escrowed shares | | (12,437,874) | | - | | - |
| Weighted average number of shares outstanding under U.S. GAAP (note 11(f)) | | **6,342,970** | | **618** | | **600** |
| **Earnings (loss) per share U.S. GAAP** | **$** | **(0.18)** | **$** | **130.44** | **$** | **95.57** |

**(Expressed in Canadian Dollars)**

**11. Differences between Canadian and United States generally accepted accounting principles** (continued)

b) Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Shareholders' equity | | | | |
| Capital stock | | | | |
| As determined under Canadian GAAP | $ | 3,066,488 | $ | 667 |
| Adjustment for reverse acquisition costs (note 11(d)) | | 179,466 | | - |
| Additional paid in capital from stock-based compensation relations to stock options issued to employees (note 11(e)) | | 115,346 | | - |
| As determined under U.S. GAAP | | 3,361,300 | | 667 |
| Retained earnings (deficit) | | | | |
| As determined under Canadian GAAP | | (697,993) | | 174,049 |
| Current year's adjustments to net income (loss) under U.S. GAAP | | (294,812) | | - |
| As determined under U.S. GAAP | | (992,805) | | 174,049 |
| **Shareholders' equity as determined under U.S. GAAP** | **$** | **2,368,495** | **$** | **174,716** |

c) Statements of cash flows

The following table summarizes the cash flow items which vary under U.S. GAAP:

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Cash flows from operating activities, determined under Canadian GAAP | $ | (871,044) | $ | 112,247 | $ | 62,733 |
| Adjustment for reverse acquisition costs (note 11(d)) | | (179,466) | | - | | - |
| **Cash flows from operating activities, determined under U.S. GAAP** | **$** | **(1,050,510)** | **$** | **112,247** | **$** | **62,733** |
| Cash flows from financing activities, Canadian GAAP | $ | 3,104,947 | $ | (2,105) | $ | 10,461 |
| Adjustment for reverse acquisition costs (note 11(d)) | | 179,466 | | - | | - |
| **Cash flows from financing activities, U.S. GAAP** | **$** | **3,284,413** | **$** | **(2,105)** | **$** | **10,461** |

**(Expressed in Canadian Dollars)**

**11. Differences between Canadian and United States generally accepted accounting principles** (continued)

d) Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 2001 (note 3) totalling $179,466 must be expensed. Canadian GAAP permits such costs to be recorded as a capital transaction.

e) The Company applies Accounting Boards Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock based compensation plans. As the fair value of the underlying shares at the time of granting equalled the exercise price, no compensation cost has been recognized for the stock options granted in 2001. For purposes of the reconciliation to U.S. GAAP, the amount of the compensation cost determined on the basis of the fair market value at date of grant pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) is $115,346 (2000 - $Nil; 1999 - $Nil).

Fair value of these options has been determined using the Black-Scholes option pricing formulae with the following factors:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Expected dividend yield | 0% | - | - |
| Stock price volatility | 88% | - | - |
| Risk free interest rate | 5.11% | - | - |
| Expected life of options | 3 years | - | - |

f) Under U.S. GAAP, basic earnings per share exclude any dilutive effects of options, warrants and escrow shares. Diluted earnings per share under U.S. GAAP are calculated using the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding. There were no stock options, warrants and escrowed shares outstanding as at March 31, 2000 and 1999.

g) Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). Under U.S. GAAP, FASB Interpretation No. 44 (FIN 44), the definition of an employee is narrower in application compared to Canada, consequently this gives rise to a difference in accounting treatment. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to U.S. GAAP, the Company will record additional compensation expense of $Nil (2000 - $Nil; 1999 - $Nil) in respect of options granted to non-employees in future periods.

h) A recent accounting pronouncement, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ('SFAS 133"), as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133", and SFAS 138, "Accounting for Certain Derivative Instruments an Certain Hedging Activities", requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. SFAS 133, as amended, is effective for the Company as of January 1, 2001. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The Company has not determined the impact, if any; the adoption of these accounting pronouncements will have on its financial results.

02 FEB -5 AM 8:

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT

**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/09/30 | 2001/11/27 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| SHAY PRASAD | CFO | 604 525 2554 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| sprasad@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 01/11/29 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"James Estill"* | JAMES ESTILL | 01/11/29 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# SEPTEMBER 30, 2001

# SCHEDULE A

*Interim Consolidated Financial Statements of*

**IP APPLICATIONS CORP.**

*As at and for the six months ended September 30, 2001 (Unaudited – prepared by management)*

**IP APPLICATIONS CORP.**
**Interim Consolidated Balance Sheet** (note 1)
**(Unaudited - prepared by management)**

| | September 30, 2001 | March 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 1,004,098 | $ 1,898,750 |
| Accounts receivable | 217,611 | 123,839 |
| Income taxes recoverable | 60,318 | 60,318 |
| Prepaid expenses | 52,140 | 58,447 |
| | 1,334,167 | 2,141,384 |
| **Capital assets** | 506,840 | 471,813 |
| | **$ 1,841,007** | **$ 2,613,197** |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 181,711 | $ 244,702 |
| **SHAREHOLDERS' EQUITY** | | |
| **Capital stock** (note 3) | | |
| Authorized | | |
| 100,030,000 common shares without par value | | |
| Issued | | |
| 25,097,758 common shares | 3,066,488 | 3,066,488 |
| **Deficit** | (1,407,191) | (697,993) |
| | 1,659,297 | 2,368,495 |
| | **$ 1,841,007** | **$ 2,613,197** |

See notes to interim consolidated financial statements.

**IP APPLICATIONS CORP.**
**Interim Consolidated Statement of Income and Deficit**
**For the six month period ended September 30, 2001**
**(Unaudited - prepared by management)**

| | Six month Period ended September 30, | | Three month Period ended September 30, (note 2) | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| **Revenue** | | | | |
| Internet application and solution service fees | $ 755,729 | $ 413,867 | $ 318,307 | 218,673 |
| **Direct costs of service fees** | | | | |
| Technical staff – salaries and employee benefits | 271,994 | 142,865 | 109,891 | 71,255 |
| Internet costs | 127,867 | 12,603 | 68,648 | 10,387 |
| Software licenses and permits | 110,679 | 23,979 | 52,090 | 18,453 |
| Equipment leases and supplies | 28,909 | 11,035 | 15,342 | 5,749 |
| | 539,449 | 190,484 | 196,005 | 106,843 |
| **Gross margin** | 216,280 | 223,383 | 72,336 | 112,830 |
| **Operating expenses** | | | | |
| Marketing costs | 398,330 | 88,025 | 166,677 | 57,683 |
| Salaries and employee benefits | 166,119 | 96,271 | 87,215 | 64,022 |
| Consulting | 116,282 | 27,339 | 49,888 | 31,172 |
| General and administrative | 75,131 | 44,035 | 17,657 | 27,435 |
| Rent and occupancy costs | 43,117 | 38,588 | 21,637 | 25,213 |
| Professional fees | 70,766 | 22,557 | 59,375 | 14,414 |
| | 869,745 | 316,816 | 402,449 | 219,940 |
| Loss before the under noted items | (653,466) | (93,433) | (330,113) | (107,110) |
| Interest and other income | 29,418 | 1,282 | 11,464 | 1,282 |
| Amortization | (77,454) | (16,742) | (40,898) | (8,751) |
| Interest, bank charges and foreign exchange | (7,696) | (1,359) | 1,091 | (656) |
| Net Loss for period | (709,198) | (110,252) | (358,457) | (115,901) |
| Retained earnings (deficit), beginning of period | (697,993) | 174,049 | (1,048,734) | 179,698 |
| Retained earnings (deficit), end of period | **$ (1,407,191)** | **$ 63,797** | **$ (1,407,191)** | **63,797** |
| **Earnings (loss) per share, basic and diluted** | **(0.03)** | **(0.01)** | **(0.01)** | **(0.01)** |
| **Weighted average number of common shares used in the calculation of basic earnings (loss) per share** | **25,097,758** | **16,086,800** | | |

See notes to interim consolidated financial statements.

**IP APPLICATIONS CORP.**
**Interim Consolidated Statement of Cash Flows**
**For the six month period ended September 30, 2001**
**(Unaudited - prepared by management)**

| | | Six month Period ended September 30, | | | Three month Period ended September 30, (note 2) | |
|---|---|---|---|---|---|---|
| | | 2001 | 2000 | | 2001 | 2000 |
| **Cash flows from operating activities** | | | | | | |
| Net loss | $ | (709,198) | (110,252) | $ | (358,457) | (115,901) |
| Item not involving cash | | | | | | |
| Amortization | | 77,454 | 16,742 | | 40,898 | 8,751 |
| | | (631,744) | (93,510) | | (317,559) | (107,150) |
| Changes in operating assets and liabilities | | | | | | |
| Accounts receivable | | (93,772) | (39,906) | | 32,104 | (26,058) |
| Prepaid expenses | | 6,337 | | | (10,001) | - |
| Accounts payable and accrued liabilities | | (56,957) | (38,809) | | (41,706) | 33,729 |
| Income taxes payable | | | (27,357) | | | (8,899) |
| | | (776,136) | (199,582) | | (337,162) | (108,378) |
| **Cash flows from investing activities** | | | | | | |
| Payments for capital assets | | (118,516) | (77,258) | | (14,975) | (31,976) |
| **Cash flows from financing activities** | | | | | | |
| Repayment of shareholders' loans | | | (17,405) | | - | |
| Proceeds from share issuances | | | 3,211,881 | | - | 2,650,982 |
| Share issuance costs | | | (169,181) | | - | (17,041) |
| | | | | | - | 2,633,941 |
| **Increase (decrease) in cash** | | (894,652) | 2,748,455 | | (352,137) | 2,493,587 |
| **Cash, beginning of period** | | 1,898,750 | 127,289 | | 1,356,235 | 382,157 |
| **Cash, end of period** | **$** | **1,004,098** | **2,875,744** | **$** | **1,004,098** | **2,875,744** |
| **Supplemental disclosure of cash flow information** | | | | | | |
| Interest received | $ | 29,418 | 1,282 | $ | 11,464 | 1,282 |
| Interest paid | | | | $ | - | - |
| **Supplemental disclosure of non-cash investing and financing activities** | | | | | | |
| Issuance of shares to acquire subsidiary | | | (56,531) | $ | - | (56,531) |

See notes to interim consolidated financial statements.

## 1. Basis of presentation of financial statements

It is recommended that these interim financial statements should be read in conjunction with the Annual Report for the year ended March 31, 2001. The accounting policies applied to the preparation of the interim financial statements are consistent with those applied to the previous financial year end.

## 2. Restatement

The interim consolidated statements of income and deficit and cash flows for the six-month period ended financial September 30, 2000 have been restated to reflect adjustments from the audit of the accounts for the year ended March 31, 2001.

## 3. Capital stock

a) At September 30, 2001, the following share purchase options are outstanding:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| June 23, 2005 | $0.80 | 580,000 |
| July 7, 2005 | $1.24 | 60,000 |
| August 28, 2005 | $1.28 | 50,000 |
| September 28, 2005 | $1.28 | 20,000 |
| October 11, 2005 | $1.32 | 20,000 |
| October 13, 2005 | $1.32 | 50,000 |
| November 30, 2005 | $1.20 | 14,000 |
| January 11, 2006 | $1.00 | 25,000 |
| February 26, 2006 | $0.75 | 50,000 |
| March 21, 2006 | $0.75 | 60,000 |
| April 4, 2006 | $0.80 | 20,000 |
| May 14, 2006 | $0.75 | 45,000 |
| August 9, 2006 | $0.20 | 167,500 |

Subsequent to September 30, 2001, the following stock options were cancelled:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| March 21, 2006 | $0.75 | 20,000 |
| April 4, 2006 | $0.80 | 20,000 |
| August 9, 2006 | $0.20 | 6,000 |

b) At September 30, 2001, the following share purchase warrants are outstanding:

| Expiry Date | Exercise Price | Currency | Number of Shares |
|---|---|---|---|
| September 27, 2001/2002 | $2.00/$2.50 | CAD | 883,334 |
| May 25, 2002 | $0.22 | CAD | 1,421,000 |
| July 1, 2003/2004/2005/2006 | $0.33/$0.495/$0.578/$0.66 | USD | 1,700,000 |
| August 31, 2006 | $0.132 | USD | 300,000 |

c) Included in capital stock are 16,583,333 shares, which were issued as part of the reverse acquisition and recapitalization, which are subject to a Value Securities Escrow Agreement. Of the 16,583,333 shares held in escrow, 10% were released on June 27, 2000, 15% on December 27, 2000, 15% on June 27, 2001 and the remainder are being released in installments of 2,487,575 shares every six month thereafter. As at September 30, 2001, 9,950,299 shares are held in escrow.

**4. Related party transactions**
(in addition to those transactions disclosed elsewhere)

a) The following table discloses the related party transactions for the six month period ended September 30, 2001 as follows:

| Related party | Type of transaction | Terms and conditions | Amount $'s |
|---|---|---|---|
| Directors | Salary/Financial consulting | Normal commercial | 61,500 |
| Officers | Salaries | Normal commercial | 72,500 |
| | | | 134,000 |

02 FEB -5 AM 8:10

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6730), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/09/30 | 2001/11/28 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| SHAY PRASAD | CFO | 604 523 2567 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| sprasad@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 2001/11/29 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
| *"James Estill"* | JAMES ESTILL | 2001/11/29 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# SEPTEMBER 30, 2001

# SCHEDULES B & C

**IP APPLICATIONS CORP.**
**QUARTERLY AND YEAR END REPORT**
**BC FORM FIN 51-901F**
**FOR THE YEAR ENDED SEPTEMBER 30, 2001**

**SCHEDULE B1**

Supplemental information requested in this schedule has been provided in Schedule A.

**SCHEDULE B2**

Related party transaction disclosure is set out in note 4 to the unaudited interim financial statements appended hereto as Schedule A.

**SCHEDULE B3**

a) **Securities issued year to date**

| Date | Security Issued | Type of Issue | Number | Price | Proceeds | Consideration |
|---|---|---|---|---|---|---|
| None | | | | | | |

b) **Summary of options granted year to date**

| Expiry Date | Exercise Price | Name of optionee | Number | Type |
|---|---|---|---|---|
| 04-Apr -06 | $0.80 | Employees | 25,000 | Options |
| 14-May-06 | $0.75 | Employees | 45,000 | Options |
| 09-Aug-06 | $0.20 | Employees | 167,500 | Options |

**SCHEDULE B4**

a) **Authorized and issued share capital as at September 30, 2001**

Authorized – 100,030,000 common shares without par value

| | Number | | Amount |
|---|---|---|---|
| Issued and fully paid | 25,097,758 | $ | 3,066,488 |

b) **Options, warrants & convertible securities outstanding as at September 30, 2001**

| Expiry Date | Exercise Price | Number | Currency | Type |
|---|---|---|---|---|
| 25-May-02 | $0.22 | 1,421,000 | CAD | Warrants |
| 27-Sep-02 | $2.00 first year<br>$2.50 second year | 883,334 | CAD | Warrants |
| 1-July-03/04/05/06 | $0.33/$0.495/$0.578/$0.66 | 1,700,000 | USD | Warrants |
| 31-Aug006 | $0.132 | 300,000 | USD | Warrants |
| 23-Jun-05 | $0.80 | 580,000 | CAD | Options |
| 07-Jul-05 | $1.24 | 60,000 | CAD | Options |
| 28-Aug-05 | $1.28 | 50,000 | CAD | Options |
| 28-Sep-05 | $1.28 | 20,000 | CAD | Options |
| 11-Oct-05 | $1.32 | 20,000 | CAD | Options |
| 13-Oct-05 | $1.32 | 50,000 | CAD | Options |
| 30-Nov-05 | $1.20 | 14,000 | CAD | Options |
| 11-Jan-06 | $1.00 | 25,000 | CAD | Options |
| 26-Feb-06 | $0.75 | 50,000 | CAD | Options |
| 21-Mar-06 | $0.75 | 60,000 | CAD | Options |
| 04-Apr-06 | $0.80 | 20,000 | CAD | Options |
| 14-May-06 | $0.75 | 45,000 | CAD | Options |
| 9-Aug-06 | $0.20 | 167,500 | CAD | Options |

**IP APPLICATIONS CORP.**
**QUARTERLY AND YEAR END REPORT**
**BC FORM FIN 51-901F**
**FOR THE YEAR ENDED SEPTEMBER 30, 2001**

**SCHEDULE B4** - continued

c) **Shares in escrow or subject to pooling as at September 30, 2001**

| Number | Type | Reason for Issuance |
|---|---|---|
| 9,950,299 | Common | Value Securities Escrow Agreement – reverse takeover transaction |

d) **Directors and officers as at September 30, 2001**

| Name | Position |
|---|---|
| Curt Cranfield | President and Director |
| John M. Darch | Director |
| James Estill | Director |

**IP APPLICATIONS CORP.**
**QUARTERLY AND YEAR END REPORT**
**BC FORM FIN 51-901F**
**FOR THE YEAR ENDED SEPTEMBER 30, 2001**

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion of the operations of IP Application Corp. ("IP Applications") for the six month period ended September 30, 2001 and to date of this report. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

Overview
IP Applications, through its wholly owned subsidiary IP Applications (Canada) Corp. ("IPA Canada"), provides outsourced Internet applications and solutions to Telecommunications Service Providers, Cable Operators, Internet Service Providers ("ISP"), and other corporate clients that either resell these applications to their customers / end users or for their internal corporate use, all under their own private brand / Corporate identity. These applications and services currently consist of electronic mail, Usenet news, Web page storage, server side virus scanning and user authentication. IP Applications provides its clients with a proprietary web based engine ("*i*TAPP™") which allows them to manage, monitor and provision services and applications for their end users at a lower cost and without needing to invest in hardware, software or technical expertise. *i*TAPP also allows its clients to easily and efficiently integrate multiple operations such as when ISP's purchase other ISP's. IP Application's software engineers have also programmed *i*TAPP to operate in other languages such as French, Spanish, Italian, German, and Cantonese.

Over the last 8 months, IP Applications has continued to focus on raising the profile of the company. Marketing, Sales and Public Relations efforts during this period have resulted in positive growth.

On August 15th 2001, IP Applications and Sprint USA signed a 5-year contract in which IP Applications' suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers. IP Applications' *i*TAPP engine will be used by Sprint to offer its customers the ability on a real-time basis to provision, monitor, report on and bill for the Internet services they will provide. IP Applications is currently working alongside Sprint in the development and launch of their VISP product.

Apart from the potentially significant revenues to be realized from this contract, the Company views this agreement as a further validation of its value proposition and business model. Further, the Company believes this contract with a tier one provider is indicative of the trend in Internet provisioning and views the current climate for privately branded and outsourced managed Internet services to be growing.

On November 20, 2001, IP Applications Corp., Friendly Technologies, a developer of client and server software solutions, and BIG PIPE Inc, a Shaw Communications company and a transport / Internet connectivity provider, formed an Alliance aimed at delivering turnkey solutions that allow cable operators offering Internet solutions to remain competitive, grow revenues and maintain customers. The Alliance will provide cable and Multiple Service Operators (MSO's) with best of breed solutions in customer acquisition and retention, high-speed Internet access, provisioning, billing, account management and customer care.

The company anticipates that the Alliance members will be able to capitalize on current cable-market turmoil and the lack of reliable, efficient service by providing a solution for outsourced Internet. The Alliance will evaluate current network requirements and services provided by the cable operators and recommend an appropriate solution based on collective knowledge and experience. Each Alliance member is a leader in their respective service offering and together provide one-stop-shopping for cable companies seeking to maintain profitability and competitiveness.

IP Applications has continued to market and sell to the Telecom providers, cable carriers and ISPs in North America. Corporate awareness in the marketplace is experiencing growth with increased speaking opportunities and media relations. Over the last 8 months the Company has participated in 5 tradeshows across North America and 2 Internet Association Conferences. Additionally, the Company has been featured in several local business newspapers, internet news agencies and industry trade magazines and is regularly asked to speak on Internet related topics. During this period, IP Applications and 3 senior employees were nominated for prestigious industry awards. The Company believes the positive interest generated as a result of these activities is further reinforcement of the market potential, indicative of a continuing trend towards outsourcing and the market for the cost effective solutions provided by IP Applications.

Further enhancements were made to the products and services. Specifically, IP Applications made it's software multilingual thus being able to sell it's services in almost any country, developed a new GUI interface to the *i*TAPP system, developed and enhanced the billing side of the *i*TAPP system, and linked the *i*TAPP system to a number of Canadian and US transaction processing facilities. Further to these enhancements to the *i*TAPP system, our programmers developed the *i*CURO™ system. *i*CURO, a Web-based access software system, enables IP Applications and Service Providers to monitor Service Level Agreements, system performance and escalation procedures for all aspects of IP based services. Automated trouble ticketing and escalation procedures, performance and system trends monitoring are key features maintaining high reliability and availability of all IP based services, delivering the highest levels of customer satisfaction.

Additionally, the Company is now offering online web registration with the development of a complete registration server, allowing ISP customers to register for services via the web, through a real time, secure interface. The registration process can include a billing component, which allows for the setup and billing of an account in one step, without the involvement of a customer service person. This has proved very popular with our customers, and is their primary source of new client/end users sign-up each month.

A significant partnership was achieved with Prestige International. IP Applications' existing capability to offer its core software in several languages coupled with this partnership (which provides for call center support in 13 languages) allows the company to access wider markets in less saturated markets. This could potentially increase revenue projections and enable rapid global penetration.

IP Applications has also deployed additional value-add services either through in-house efforts or through partners to complement our already fully integrated service offering. Such additions in our product mix include printing and distribution of CD media, a broad range of dial-up access solutions and enhanced billing service.

IP Applications' primary focus has been on:

- Attracting superior quality staff
- Increasing revenues
- Implementation of marketing program to raise corporate profile
- Business development initiatives to identify and pursue strategic alliances
- Working with larger customers with established sales objective minimums

Substantial marketing efforts for North America have been made. The overall objective of the program is to establish the corporate identity and position IP Applications as a premier provider of outsourced Internet services to the Telecom Providers, Cable Carriers, and ISP markets.

Initial sales and marketing results indicate positive acceptance to the outsourcing model. IP Applications will continue to aggressively market the products and services to establish the company as an industry leader in making Internet services reliable. We anticipate based on positive sales results to date IP Applications is positioned for dramatic growth.

During the period, IP Applications entered into the following significant agreements for provision of services and enhancement of services/products as follows:

Service Agreements
May 17, 2001 - Announcement that IP Applications signed an agreement with PrismNet Communications Inc. to deliver an integrated suite of outsourced Internet Services.

August 15, 2001 – Announcement that IP Applications entered into a five-year agreement with Sprint Corp. ("Sprint") in which the Company's suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers. Under the terms of the agreement, the Company will issue warrants to Sprint entitling them to acquire 2,000,0000 common shares, 300,000 exercisable immediately at US$0.12 per share (CAD$0.20). The balance of 1,700,000 exercisable based on Sprint meeting minimum revenue requirements over the term of the agreement expiring August 31, 2006 at prices ranging from US$0.33 (CAD$0.50) to US $0.66 (CAD$1.00). Requisite regulatory approval of the warrant issue is required.

November 20, 2001 – IP Applications Corp., Friendly Technologies, a developer of client and server software solutions, and BIG PIPE Inc, a Shaw Communications company and a transport / Internet connectivity provider, formed an Alliance aimed at delivering turnkey solutions that allow cable operators offering Internet solutions to remain competitive, grow revenues and maintain customers. The Alliance will provide cable and Multiple Service Operators (MSO's) with best of breed solutions in customer acquisition and retention, high-speed Internet access, provisioning, billing, account management and customer care.

May 30, 2001 - Announcement that IP Applications selected Prestige International to deliver 24/7 call center and technical support in international markets. This facility will enable IP Applications to market its products to target customers in countries where French, Spanish, Chinese and Korean are spoken.

Liquidity and Capital Resources

IP Applications has been funded by cash flow from operations and equity financing. The equity financing facilitated the set up of the data center, expansion of facilities, hiring additional employees and implementing a marketing program, as further addressed below under "Use of Proceeds". At September 30th, working capital was $1,152,456 and IP Applications anticipates it will have sufficient funds for the current fiscal year.

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

No financings were completed in the current period, but the balance of funds from prior year's financings were applied as follows:

| Proposed Use of Proceeds | | Actual Use of Proceeds | | Intended Use of Proceeds | |
|---|---|---|---|---|---|
| Details | Amount $ | Details | Amount $ | Details | Amount $ |
| Marketing, capital equipment and working capital | 1,646,370 | Marketing, capital equipment and working capital | 894,652 | Marketing, capital equipment and working capital | 751,715 |
| Working capital | 248,380 | | - | Working capital | 248,380 |
| Working capital | 4,000 | | - | Working capital | 4,000 |
| | 1,898,750 | | 894,652 | | 1,004,098 |

Six month period ended September 30, 2001
For the six month period ended September 30, 2001 IP Application's loss totaled $709,198 or $0.01 per share. The loss is primarily due to the increased staffing levels in the technical department to support planned growth and aggressive sales and marketing of its products and services.

Net revenues
Revenues for the six- month period ended September 30, 2001 were $755,729.

Direct costs of revenues amounted to $539,449 and gross margin of $216,280. Costs were primarily salaries to technical staff providing customer services and development of new applications totaling $271,994. Margin from revenues was lower than achieved in prior reporting periods due to the increase in technical support personal during fiscal 2001 to enhance product development and support projected increase in customer base.

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Expenses
General and administrative expenses for the six-month period amounted to $869,745.
Significant expenses are as follows:

Marketing costs included in this total were $398,330. Marketing costs include:

| | | |
|---|---|---|
| Salaries and employee benefits | $ | 169,823 |
| Promotional materials, brochures, marketing campaign and advertising – external agencies | | 150,511 |
| Trade shows | | 77,996 |
| | $ | 398,330 |

Outside consultants ($116,282) were contracted during period to provide IP Applications with financial, legal and human resource advisory services.

Investing Activities
The following sets out a summary of amounts expended by IP Application's during the period:

| | | |
|---|---|---|
| Computer equipment – data centre | $ | 111,227 |
| Office equipment and other | | 3,834 |
| Rights to Domain Name | | 3,455 |
| | $ | 118,516 |

Financing Activities
Addressed above under heading "Liquidity and Capital Resources".

Forward Looking Statements
The forward-looking information in the Management's Discussion and Analysis section is based on the conclusions of management. IP Application cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to IP Application's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the company and other factors.

## SCHEDULE C – continued

### ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

See above under heading Investing Activities for equipment purchased in current year.

### INVESTOR RELATIONS

IP Applications does not have any investor relation's contract with an outside party and all investor relations activities currently being conducted are being performed by the Company. The investor relations department covers basic shareholder information. The contact person is Nina Tarmohamed 604 254-2554, email enquiries to investor_relations@ipapp.com or visit our website www.ipapp.com.

### MANAGEMENT CHANGES

On July 10, 2001 Mr. Peter Wong resigned as a director and officer. On August 2, 2001, the Company appointed Mr. Shay Prasad as Chief Financial Officer.

### LEGAL PROCEEDINGS

None

### CONTINGENT LIABILITIES

None

### DEFAULT UNDER DEBT OF OTHER CONTRACTUAL OBLIGATIONS

None

# PRISMNET SELECTS IP APPLICATIONS TO DELIVER OUTSOURCED INTERNET SERVICES

**Vancouver, BC, May 17, 2001** - IP Applications Corporation (CDNX: IAP) today announced that it has been chosen by PrismNet Communications Inc., of Richmond BC to provide an integrated suite of outsourced carrier class Internet services. By outsourcing these services, PrismNet will immediately realize a cost-savings of almost 25 percent in expenses related to IT infrastructure and resources. This will enable PrismNet to expand its sales and marketing efforts across North America.

IP Applications will initially provide PrismNet with authentication, dial-up and news as fully branded Internet services. Outsourcing these services to IP Applications will allow PrismNet to compete with US-based ISPs and extend coverage across North America. Unlike many ISPs facing demise or consolidation in the marketplace, PrismNet will look to grow its customer and revenue base.

"IP Applications simplifies the delivery of PrismNet's Internet service which allows them to focus on growing their customer base and market share," says Marc Levy, Director of Sales at IP Applications. "With over 280 clients across North America, we're pleased that PrismNet is a client and took the opportunity to benefit from the trend towards outsourced Internet services."

As part of the service, IP Applications will provide PrismNet access to *i*TAPP, its web based provisioning engine. iTAPP will enable PrismNet to manage accounts and provision Internet services without the need for additional investment in hardware, software or technical expertise. This solution will allow PrismNet to stay competitive by focusing on delivering new services and applications to its target market.

"We are looking forward to growing our business association with IP Applications," says Jack Chung CEO of PrismNet Communications. "Outsourcing to IP Applications has many advantages for PrismNet. It will give us increased opportunity and resources to focus on our core business, drive sales and marketing; thereby increasing our bottom line."

Dataquest research estimates that the application services provider market, which refers to the sale or rental of software on the Internet will be worth $23 billion by 2003.

**About PrismNet**
PrismNet, a subsidiary of PSCG, is a leading one-stop Internet connectivity and services company dedicated to developing and operating effective Internet solutions for North American and international clients.

**About IP Applications Corp.**

IP Applications Corp. is a systems company that develops technology to assist the delivery and management of outsourced Internet services and applications. As a leading provider in this market, the company provides cost effective outsourced services to over 280 organizations, including Internet Service Providers, telecommunication providers and cable operators throughout North America.

IP Applications iTAPP engine extensive capabilities include real-time provisioning of all services, customer care, reporting, activity tracking, rating, billing, account management and published API's for integration into supporting systems.

IP Applications has a track record of anticipating Internet challenges such as scalability, subscriber management, customized service provisioning and developing technology to meet those challenges and exceed expectations. More information about the company can be found at www.ipapp.com.

**ON BEHALF OF THE BOARD OF DIRECTORS OF IP APPLICATIONS CORP.**

"Curt Cranfield"

Curt Cranfield
President & CEO

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

-###-

For more information, please contact:

Farrah Jinha, Principal
TechKnow Communications Inc.
Tel. (604) 961-7859
Email: farrah@techknowcommunications.com

## IP Applications Appoints Investor Relations Executive

**(Vancouver, BC—29 May 2001)** IP Applications Corporation (CDNX:IAP), a leading developer of outsourced Internet services and applications, today announced the appointment of Nina Tarmohamed as Director of Investor Relations. In this role, Ms. Tarmohamed will be responsible for establishing the overall investor relations strategy and maintaining the company's profile among investors and financial professionals. She will work closely with the senior management team to maintain relationships with financial analysts and media as well as the investment community.

"This appointment is based on our commitment to proactively reach out to our investors and the broader financial community. In today's market, the R function is critical," said Peter Wong, Chief Financial Officer of IP Applications Corporation. "Ms. Tarmohamed's experience with world-leading public companies and her perspective and insight in developing investor relations programs will be of value to the company," he added.

Prior to joining IP Applications, Ms. Tarmohamed consulted to several publicly traded high-technology companies were she established investor relations and corporate communications programs and assisted private companies at the IPO stage. She also has worked extensively with Ivanhoe Capital Corporation, where she directed and managed IR programs for various public companies under the Ivanhoe Group. In this capacity, Ms. Tarmohamed was responsible for strategic communications and development of corporate identity, corporate positioning and proactive media relations. In addition, Ms. Tarmohamed brings extensive knowledge relating to defining shareholder value, regulatory and corporate compliance matters.

"I am looking forward to contributing to IP Applications' role as a market leader," says Ms. Tarmohamed. "The company has a strong product offering, experienced management team and an impressive customer base," she added.

### About IP Applications Corporation

IP Applications Corp. is a systems company that develops technology to assist the delivery and management of outsourced Internet services and applications. As a leading provider in this market, the company provides cost effective outsourced services to over 280 organizations, including Internet Service Providers, telecommunication providers and cable operators throughout North America.

-###-


**For more information, please contact:**

| | | |
|---|---|---|
| Nina Tarmohamed | 604 525-2554 | X125 |
| Michelle Mollineaux | 604 525-2554 | X103 |

APPLICATIONS

Nina Tarmohamed
Investor Relations
ir@ipapp.com

Michelle Mollineaux
Marketing Manager
questions@ipapp.com

# IP APPLICATIONS ADDS INTERNATIONAL CALL CENTRE CAPABILITY

***Products and customer support now available in 13 languages***

**(Vancouver, BC — 31 May 2001)** IP Applications Corporation (CDNX: IAP) today announced that it has selected Prestige International to deliver 24/7 call center and technical support in international markets. IP Applications will now be able to aggressively market its products to target customers in countries including where French, Spanish, Chinese and Korean are spoken. These languages are prevalent in some of the world's most web-enabled regions.

IP Applications' outsourced Internet solutions are easily translated into other languages and the company now has a cost-effective way to offer customer and technical support in various languages. IP Applications will also market this capability to its current client base of over 280 North American Telecommunication Service Providers, Cable Operators and ISP's.

"As a result of this agreement, we are now very well positioned to expand internationally and to increase our customer base," said Curt Cranfield, President & CEO of IP Applications. "Internet usage around the globe continues to explode and Prestige International is experienced in providing support to customers in their native language – an important requirement in today's global marketplace."

"With IP Applications' leading products and our superior customer service, international providers of Internet services will benefit from reliable cost effective solutions and round-the-clock customer support," said Sharon Barnett, Senior Vice President of Prestige International.

## About Prestige International

Established in 1986 in Tokyo, Prestige is a leader in value-added CRM solutions, bridging the gap between companies and their customers across language, culture, and geographical markets. Prestige's client roster of 60 companies includes BOL.com, BMW, MasterCard International, Victoria's Secret Catalogue and IP Applications. Prestige operates in 15 locations including New York, San Francisco, London, Sydney and Tokyo.

## About IP Applications Corp.

IP Applications Corp. is a systems company that develops technology to assist the delivery and management of outsourced Internet services and applications. As a leading provider in this market, the company provides cost effective outsourced services to over 280 organizations, including Telecommunication Service Providers, Cable Operators and ISP's throughout North America.

IP Applications iTAPP™ engine extensive capabilities include real-time provisioning of all services, customer care, reporting, activity tracking, rating, billing, account management and published API's for integration into supporting systems.

IP Applications has a track record of anticipating Internet challenges such as scalability, subscriber management, customized service provisioning and developing technology to meet those challenges and exceed expectations. More information about the company can be found at www.ipapp.com.

**ON BEHALF OF THE BOARD OF DIRECTORS**
**OF IP APPLICATIONS CORP.**

"Curt Cranfield"

Curt Cranfield
President & CEO

The Canadian Venture Exchange has in no way passed upon the merits of the transaction and has neither approved nor disapproved the contents of this press release.

-###-


For more information, please contact:

| | | |
|---|---|---|
| Nina Tarmohamed | 604-525-2554 | X125 |
| Michelle Mollineaux | 604-525-2554 | X103 |
| ir@ipapp.com | | |

# FORM 4K

# SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: **IP APPLICATIONS CORP.** (the "Issuer").

SEDAR Project #:____________________.

## 1. New Options Proposed for Acceptance:

Date of Grant: **August 9, 2001**

| Name of Optionee | Position (Director/ Employee/ Consultant/ Management Company | Insider ? Yes or No | No. of Optioned Shares | Exercise Price | Expiry Date | No. of Options Granted in Past 12 Months |
|---|---|---|---|---|---|---|
| Jason Grant | Employee | No | 7,500 | $0.20 | 5 years after Date of Grant | Nil |
| Greg Moore | Employee | No | 7,500 | $0.20 | 5 years after Date of Grant | Nil |
| Barbara Grant | Employee | No | 1,500 | $0.20 | 5 years after Date of Grant | Nil |
| Marc E. Levy | Employee | No | 7,500 | $0.20 | 5 years after Date of Grant | 50,000 |
| Michael Phung | Employee | No | 3,000 | $0.20 | 5 years after Date of Grant | Nil |
| Jeff Vouladakis | Employee | No | 3,000 | $0.20 | 5 years after Date of Grant | 20,000 |
| Michelle Mollineaux | Employee | No | 7,500 | $0.20 | 5 years after Date of Grant | 50,000 |
| Stephen Gay | Employee | No | 3,750 | $0.20 | 5 years after Date of Grant | 25,000 |
| Nina Tarmohamed | Employee | No | 7,500 | $0.20 | 5 years after Date of Grant | 50,000 |

| Name of Optionee | Position (Director/ Employee/ Consultant/ Management Company | Insider ? Yes or No | No. of Optioned Shares | Exercise Price | Expiry Date | No. of Options Granted in Past 12 Months |
|---|---|---|---|---|---|---|
| Stan Gruszka | Employee | No | 3,000 | $0.20 | 5 years after Date of Grant | 20,000 |
| Simon Mak | Employee | No | 3,000 | $0.20 | 5 years after Date of Grant | 20,000 |
| Cameron Blain | Employee | No | 3,000 | $0.20 | 5 years after Date of Grant | 20,000 |
| Daniel Hiralez | Employee | No | 3,000 | $0.20 | 5 years after Date of Grant | 20,000 |
| Shelley Staples | Employee | No | 6,750 | $0.20 | 5 years after Date of Grant | Nil |
| Shay Prasad | Employee | Yes | 100,000 | $0.20 | 5 years after Date of Grant | Nil |
| Total | | | 167,500 | | | |

Total Number of optioned shares proposed for acceptance: **167,500**.

## 2. Amended Options Proposed for Acceptance: NOT APPLICABLE

| Name of Optionee | No. of Optioned Shares | Amended Exercise Price | Original Date of Grant | New/Current Expiry Date |
|---|---|---|---|---|
| | | | | |
| | | | | |

## 3. Other Presently Outstanding Options:
(excluding those included in item 2 above)

| Name of Optionee | No. of Optioned Shares Remaining | Exercise Price | Original Date of Grant | Expiry Date |
|---|---|---|---|---|
| Curt Cranfield | 230,000 | $0.80 | June 23, 2000 | June 23, 2005 |
| Peter Wong | 125,000 | $0.80 | June 23, 2000 | June 23, 2005 |
| John M. Darch | 100,000 | $0.80 | June 23, 2000 | June 23, 2005 |

| Name of Optionee | No. of Optioned Shares Remaining | Exercise Price | Original Date of Grant | Expiry Date |
|---|---|---|---|---|
| James Estill | 100,000 | $0.80 | June 23, 2000 | June 23, 2005 |
| Sarah Scarfe | 50,000 | $0.80 | June 23, 2000 | June 23, 2005 |
| Kelly Carmichael | 50,000 | $0.80 | June 23, 2000 | June 23, 2005 |
| Jason Grant | 50,000<br>7,500 | $0.80<br>$0.20 | June 23, 2000<br>August 9, 2001 | June 23, 2005<br>August 9, 2006 |
| Greg Moore | 50,000<br>7,500 | $1.24<br>$0.20 | July 7, 200<br>August 9, 2001 | July 7, 2005<br>August 9, 2006 |
| Barbara Grant | 10,000<br>1,500 | $1.24<br>$0.20 | July 7, 2000<br>August 9, 2001 | July 7, 2005<br>August 9, 2006 |
| Marc E. Levy | 50,000<br>7,500 | $1.28<br>$0.20 | August 28, 2000<br>August 9, 2001 | August 28, 2005<br>August 9, 2006 |
| Michael Phung | 20,000<br>3,000 | $1.32<br>$0.20 | Sept. 28, 2000<br>August 9, 2001 | Sept, 28, 2005<br>August 9, 2006 |
| Jeff Vouladakis | 20,000<br>3,000 | $1.32<br>$0.20 | Oct. 11, 2000<br>August 9, 2001 | October 11, 2005<br>August 9, 2006 |
| Michelle Mollineaux | 50,000<br>7,500 | $1.32<br>$0.20 | Oct. 13, 2000<br>August 9, 2001 | October 13, 2005<br>August 9, 2006 |
| Creative HR Solutions | 4,000 | $1.20 | Nov. 30, 2000 | November 30, 2005 |
| Craig Nelson | 20,000 | $1.20 | Nov. 30, 2000 | November 30, 2005 |
| Yan Huang | 10,000 | $1.20 | Nov. 30, 2000 | November 30, 2005 |
| Stephen Gay | 25,000<br>3,750 | $1.00<br>$0.20 | Jan. 11, 2001<br>August 9, 2001 | Jan. 11, 2006<br>August 9, 2006 |
| Gary Nelson | 25,000 | $1.00 | Feb. 8, 2001 | February 8, 2006 |
| Nina Tarmohamed | 50,000<br>7,500 | $0.75<br>$0.20 | Feb. 26, 2001<br>August 9, 2001 | February 26, 2006<br>August 9, 2006 |
| Stan Gruszka | 20,000<br>3,000 | $0.75<br>$0.20 | March 21, 2001<br>August 9, 2001 | March 21, 2006<br>August 9, 2006 |
| Simon Mak | 20,000<br>3,000 | $0.75<br>$0.20 | March 21, 2001<br>August 9, 2001 | March 21, 2006<br>August 9, 2006 |
| Cameron Blain | 20,000<br>3,000 | $0.75<br>$0.20 | March 21, 2001<br>August 9, 2001 | March 21, 2006<br>August 9, 2006 |
| Daniel Hiralez | 20,000<br>3,000 | $0.80<br>$0.20 | April 2, 2001<br>August 9, 2001 | April 2, 2006<br>August 9, 2006 |
| Shelley Staples | 6,750 | $0.20 | August 9, 2001 | August 9, 2006 |
| Shay Prasad | 100,000 | $0.20 | August 9, 2001 | August 9, 2006 |

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 1,331,500.

## 4. Additional Information

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held. **N/A**

(b) If applicable, state the date of the news release announcing the grant of options. **N/A**

(c) State the total issued and outstanding share capital at the date of grant or amendment. **25,097,758**

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options. **.66%**

(e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. **601,000**

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. **N/A**

(g) If the grant of options is not in complete accordance with Policy 4.4 – Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public. **N/A**

# FORM 4L

# DECLARATION OF INCENTIVE STOCK OPTIONS

Issuer: **IP APPLICATIONS CORP.** (the "Issuer").

SEDAR Profile #:

This Declaration certifies an application to the Exchange for acceptance for filing of the Incentive Stock Options summarized in the Incentive Stock Options Summary Form – Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;
2. The Issuer is not an Inactive Company as defined in the Exchange's Policy 2.6 – Inactive Issuers and Reactivation;
3. The Filing is either in all respects in accordance with Exchange Policy 4.4 – Director, Officer and Employee Stock Options, in effect as of the date of his Declaration, or any deviations are indicated on the attached Summary Form;
4. As of the date of grant there were no material changes in the affairs of the Issuer which were not publicly disclosed;
5. The Issuer is not currently in default of its financial statements and fee filing requirements in the jurisdictions in which it is a reporting issuer;
6. The information on the attached Summary form – Incentive Stock Options is true.

DATED August 13, 2001.

Curt Cranfield
Name of Director or Senior Officer

[signature]
Signature

Director
Official Capacity

# IP APPLICATIONS CORP.

## NOTICE OF ANNUAL GENERAL MEETING
## AND
## INFORMATION CIRCULAR

FOR THE

## 2001 ANNUAL GENERAL MEETING
## OF MEMBERS

**To Be Held On**
**September 17, 2001**

**at 10th Floor, 595 Howe Street,**
**Vancouver, British Columbia**

# IP APPLICATIONS CORP.

**154 – 555 – 6th Street**
**New Westminster, British Columbia**
**V3L 5H1**

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2001 annual general meeting of the members of **IP APPLICATIONS CORP.** (the "**Company**") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on September 17, 2001, at the hour of 10:30 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2001.
2. To determine the number of directors at five (5).
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To consider and if thought fit to pass an ordinary resolution to increase the maximum number of shares reserved for issuance under the Company's 2000 Stock Option Plan, as set out in the Information Circular accompanying this notice of meeting.
7. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of the 9th day of August, 2001.

**ON BEHALF OF THE BOARD**

"Curt Cranfield"

**CURT CRANFIELD, PRESIDENT**

# IP APPLICATIONS CORP.

## 154 – 555 – 6th Street
## New Westminster, British Columbia
## V3L 5H1

**INFORMATION CIRCULAR**
(as at August 9, 2001 unless otherwise noted)

**Annual General Meeting of Shareholders**
**To Be Held on September 17, 2001**

---

### SOLICITATION OF PROXIES

**This Information Circular is furnished in connection with the solicitation of proxies by the management of IP APPLICATIONS CORP. (the "Company") to be voted at the Annual General Meeting of the Company to be held on September 17, 2001, and at any adjournment thereof (the "Meeting") for the purposes set forth in the Notice of Meeting.**

The solicitation of proxies will be primarily by mail, but may also be solicited by telephone or other personal contact by directors or employees of the Company who will not receive any extra compensation for such activities. All costs of this solicitation will be borne by the Company. Certain nominees or fiduciaries will be required to forward the proxy material prepared for the Meeting to their principals and to obtain authorization for the execution of proxies, and the Company may reimburse such nominees or fiduciaries for their reasonable costs incurred with respect thereto.

### ADVANCE NOTICE OF MEETING

Advance notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the *Company Act* (British Columbia) was delivered to the British Columbia Securities Commission and the Canadian Venture Exchange Inc. (the ("**CDNX**") and was published in the Vancouver Province newspaper on July 16, 2001. No nominations for election as director were received pursuant to such notice.

### APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "**Management Proxyholders** ").

**A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.**

## EXERCISE OF VOTE BY PROXY

Common shares of the Company (the "**Shares**") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "**shareholder**") on any ballot that may be called for.

**If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.**

**The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

## COMPLETION AND RETURN OF PROXY

To be effective, completed proxies must be received at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing or, if the shareholder is a corporation, under its seal or by a duly authorized officer or attorney thereof. The instrument empowering any such attorney or officer, or a notarially certified copy thereof, must be deposited along with the proxy.

## NON-REGISTERED SHAREHOLDERS

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.** More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to** Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

## REVOCATION OF PROXIES

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.**

## VOTING SHARES AND RECORD DATE

The authorized capital of the Company consists of 100,030,000 common shares, of which 25,097,758 common shares are issued and outstanding.

Shareholders are entitled to one vote for each common share held. The directors of the Company have fixed **August 9, 2001** as the record date for the determination of the shareholders entitled to receive

notice of and to vote at the Meeting. Each shareholder of record on the books and records of the Company as at such date is entitled to vote as aforesaid at the Meeting or any adjournment thereof.

**PRINCIPAL HOLDERS OF SHARES**

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

| Name of Shareholder | Number of Shares | Percentage of Issued Shares |
|---|---|---|
| Curt Cranfield | 3,752,500 | 14.95% |
| Sarah Scarfe | 3,751,500 | 14.95% |
| Kelly Carmichael | 3,751,500 | 14.95% |

The above information was supplied by the registrar and transfer agent and Management for the Company.

**VOTES NECESSARY TO PASS RESOLUTIONS**

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two persons holding or representing by proxy not less than one-tenth of the outstanding shares of the Company which are entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

**PARTICULAR MATTERS TO BE ACTED UPON**

***Financial Statements***

The Audited Financial Statements of the Company for the period ending March 31, 2001 (the "**Financial Statements**"), together with the Auditor's Report thereon, will be presented to the members at the Meeting. The Financial Statements, together with the Auditor's Report thereon and Directors' Report to members are being mailed to members of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to members, Notice of Meeting, Information Circular and Proxy will be available from the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or the Company's Registered Office, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

***Appointment of Auditor***

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of J.M. Tucker Inc., Chartered Accountants, Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

***Election of directors***

Each director of the Company is elected annually to hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The Company presently has three (3) directors. At the Meeting the shareholders will be asked to approve an ordinary resolution fixing the number of directors of the Company at five (5).

The following table provides information concerning the nominees proposed by management for election as directors of the Company and has been furnished by the individual nominees as at the date hereof. The Company does not have an executive committee.

| Name, Present Position and Country of Residence | Present Principal Occupation(1) | Previous Service as a Director | Shares Owned(2) |
|---|---|---|---|
| CURT CRANFIELD (3)<br>President, Chief Executive Officer and Director<br>Canada | President of the Company since June 23, 2000; President of Virtuall Private Host Services Ltd. Previously was Technical Operations and Support Manager for HookUp Communications Corp. | Since June 23, 2000 | 3,752,500 |
| JOHN DARCH (3)<br>Director<br>Canada | Director of the Company since march 14, 2000; President and Director of Crew Development Corp; Director of Asia Pacific Resources Ltd. | Since March 14, 2000 | 873,167 |
| JAMES ESTILL (3)<br>Director<br>Canada | Director of the Company since June 23, 2000; President of EMJ Data Systems Ltd. | Since June 23, 2000 | 1,000,000 (4) |
| JOE MOOSA<br>Director<br>Canada | President and CEO of Blockade Systems Corp. | Nominee | Nil |

(1) Includes occupations for the preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) Indicates the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised.

(3) Member of Audit Committee.

(4) These shares are registered in the name of 1113589 Ontario Inc., a corporation which is wholly-owned by James Estill.

**Management does not contemplate that any of the nominees will be unable to serve as a director. The Company has not received notice of and management is not aware of any proposed nominee in addition to the aforesaid named nominees. In the absence of instructions to the contrary, the enclosed form of proxy will be voted in favour of the aforesaid nominees.**

## EXECUTIVE COMPENSATION

### *Compensation of Executive Officers*

When used herein, the term "executive officer" of the Company means an individual who at any time during the last three financial years was the President of the Company or any officer of the Company who performed a policy-making function in respect of the Company, whether or not such officer was also a director of the Company. Curt Cranfield, the President of the Company, and Peter Wong, formerly the Secretary and Chief Financial Officer of the Company and the former President of the Company, are currently the sole executive officers of the Company.

The following table (presented in accordance with the rules (the "**Rules**") made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company (to the extent required by the Rules) in respect of individuals who were executive officers of the Company during the last three financial years.

**Summary Compensation Table**

| Name And Principal Position | March 31 | Annual Compensation | | | Long Term Compensation | | | All other Compen-sation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compen-sation ($) | Securities Under Options /SARs granted (#) | Restricted Shares or Restricted Share Units ($) | Long Term Incentive Plan Payouts ($) | |
| Curt Cranfield (1)<br>President and Chief Executive Officer | 2001<br>2000<br>1999 | 71,115<br>58,572<br>33,500 | Nil<br>Nil<br>53,677 | Nil<br>Nil<br>Nil | 230,000<br>Nil<br>Nil | 2,840,625<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Peter Wong (2)<br>Former Secretary and Chief Financial Officer | 2001<br>2000<br>1999 | 43,500<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 125,000<br>Nil<br>Nil | 1,395,499<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

(1) Appointed on June 23, 2000.

(2) Resigned as Director, Secretary and Chief Financial Officer on July 10, 2001.

### *Long Term Incentive Plans*

Other than the grant of incentive stock options, the Company has no long term incentive plan, or other plan or arrangement, pursuant to which cash or non-cash compensation was paid or distributed to the executive officers of the Company during the last completed financial year, or is proposed to be paid or distributed in a subsequent year.

### *Options Granted During the Year*

No options were granted to the executive officers of the Company during its most recently completed financial year and no incentive stock options granted to the Company's executive officers in prior years remain outstanding as of the date hereof. No options were exercised during the most recently completed financial year.

No stock appreciation rights were granted or are outstanding.

### *Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values*

There were no exercises of stock options during the most recently completed financial year and thereafter by the Company's executive officers or the directors, and there were no unexercised options held by the Company's executive officers or directors during the most recently completed financial year.

*Employment Contracts*

The Company has no employment contract with an executive officer and has no compensatory plan or arrangement which results or will result in compensation received or to be received by any executive officer exceeding $100,000 in the event of the resignation, retirement or any other termination of employment of an executive officer's employment with the Company or from a change of control of the Company or a change in an executive officer's responsibilities following a change in control.

*Compensation of Directors*

Other than incentive stock options, which may be granted from time to time, there are no standard or other arrangements whereby compensation is payable to the directors of the Company for their services in their capacity as directors, including committee participation. There are no standard or other arrangements whereby compensation is payable to the directors of the Company for services as consultant or expert or involvement in special assignments.

## INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

## MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

*Amendment(s) to Stock Option Plan*

The Company's stock option plan (the "**SOP**") presently provides for the issuance of 1,600,000 shares. As of August 9, 2001 an aggregate of 999,000 shares have been reserved for issuance upon the exercise of stock options granted under the SOP.

The directors of the Company consider that the SOP is of fundamental importance in achieving the Company's objective of attracting, retaining and motivating highly qualified directors, officers and employees, and serves to align the personal interests of such persons with the interests of the Company and its shareholders.

In order to allow for the granting of additional stock options under the SOP, an increase in the maximum number of shares presently provided for under the SOP is required. Accordingly, the directors of the Company recommend that the maximum number be increased from 1,600,000 to 3,000,000

Under the policies of the Canadian Venture Exchange, the proposed increase in the maximum number of shares reserved for issuance under the SOP will require approval by a majority of the votes cast at the Meeting excluding votes attaching to shares beneficially owned by insiders to whom options may be issued under the SOP and their associates (a "**disinterested shareholder vote**"). Such insiders and associates presently hold an aggregate of 947,667 shares, which will not be counted for the purpose of determining whether a disinterested shareholder vote has been obtained.

The following resolution will be proposed at the Meeting:

> "RESOLVED as an ordinary resolution of the disinterested shareholders of the Company that the maximum number of shares to be reserved for issuance by the Company under its stock option plan (the "SOP") be increased from 1,600,000 to 3,000,000 and that the SOP be amended accordingly."

If this resolution is not passed, the SOP will remain in effect but options granted in excess of the maximum number provided for will not be exercisable and the Company will be severely restricted in its ability to grant further incentive options.

***(b) Other Matters***

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 9th day of August, 2001.

**BY ORDER OF THE BOARD OF DIRECTORS OF IP APPLICATIONS CORP.**

"Curt Cranfield"
Curt Cranfield
President, Chief Executive Officer, Director

"Shay Prasad"
Shay Prasad
Chief Financial Officer

# Proxy

**ANNUAL GENERAL MEETING OF MEMBERS OF**
**IP APPLICATIONS CORP.**
**TO BE HELD AT 595 HOWE STREET**
**SUITE 1000, VANCOUVER, B.C.**
**ON FRIDAY, SEPTEMBER 17, 2001, AT 10:30 A.M.**

**THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY**

**The undersigned member ("Member") *of the Company* hereby appoints JimEstill,** a director of the Company, or failing this person, Curt Cranfield, the President of the Company, or in the place of the foregoing______________________ *(print the name)*, as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the members of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the Member were present at the Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

## Resolutions:

*(For full details of each item, see the enclosed Notice of Meeting and Information Circular.)*

| | | |
|---|---|---|
| | **For** | **Against** |
| 1. To determine the number of directors at five (5) | ❑ | ❑ |
| 2. To elect each of the following persons as a Director of the Company: | **For** | **Withhold** |
| Curt Cranfield | ❑ | ❑ |
| John Darch | ❑ | ❑ |
| James Estill | ❑ | ❑ |
| Joe Moosa | ❑ | ❑ |
| 3. To appoint J.M. Tucker Inc., Chartered Accountants as Auditor of the Company | ❑ | ❑ |
| | **For** | **Against** |
| 4. To authorize the Directors to fix the Auditors' remuneration | ❑ | ❑ |
| 5. To pass an ordinary resolution of the disinterested shareholders of the Company authorizing an increase in the maximum number of shares to be reserved for issuance under the stock option plan from 1,600,000 to 3,000,000 | ❑ | ❑ |
| 6. To transact such other business as may properly come before the Meeting | ❑ | ❑ |

**The Member hereby revokes any proxy previously given to attend and vote at the Meeting.**

**SIGN HERE:** ______________________________

**Please Print Name:** ______________________________

**Date:** ________________, **2001.**

***THIS INSTRUMENT OF PROXY IS NOT VALID UNLESS IT IS SIGNED.***

***SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.***

# PROXY INSTRUCTIONS

1. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Member or by his/her attorney duly authorized by the Member in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by Pacific Corporate Trust Company, the Company's Registrar and Transfer Agent.

3. ***A Member who wishes to attend the Meeting and vote on the resolutions in person*** may do so as follows:

   (a) ***If the Member is registered as such on the books of the Company***, simply register the Member's attendance with the Company's scrutineers at the Meeting.

   (b) ***If the securities of a Member*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

4. ***A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions*** may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. ***Where no choice*** is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified ***an affirmative vote***.

   (b) ***To appoint another person***, who need not be a member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided and then sign, date and return the Instrument of Proxy. ***Where no choice*** is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy ***confers discretionary authority*** upon the Member's appointed proxyholder.

5. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll*** of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. ***With respect to any amendments or variations*** of any of the resolutions set out on the Instrument of Proxy, or additional matters which may properly come before the Meeting, the securities will be voted by the appointed proxyholder ***as the proxyholder in his/her sole discretion sees fit***.

6. ***If the Member specifies a choice*** with respect to the resolutions set out on the Instrument of Proxy and returns the Instrument of Proxy, ***the Member may still attend the Meeting*** and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

***To be represented at the Meeting***, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

**The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.**

**Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote**

*Consolidated Financial Statements of*

# IP APPLICATIONS CORP. *(formerly MMX Ventures Inc.)*

*As at March 31, 2001 and 2000 and for the years ended March 31, 2001, 2000 and 1999*
*(Expressed in Canadian dollars)*

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR YEAR ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/03/31 | 2001/07/24 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| CURT CRANFIELD | PRESIDENT | 604 525 2554 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| ccranfield@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 2001/08/10 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"James Estill"* | JAMES ESTILL | 2001/08/10 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# MARCH 31, 2001

# SCHEDULE A

CHARTERED ACCOUNTANT

3630 Triumph St., Vancouver, BC,
Canada V5K 1V3
Telephone (604) 299-3333
Facsimile (604) 299-2212
E-mail jacqueline_tucker@telus.net

J.M. TUCKER INC.

**AUDITOR'S REPORT TO THE SHAREHOLDERS**

We have audited the consolidated balance sheets of IP Applications Corp. *(formerly MMX Ventures Inc.)* as at March 31, 2001 and 2000 and the consolidated statements of income and retained earnings (deficit) and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for each of the years in the three year period ended March 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the results of operations and cash flows for each of the years in the three year period ended March 31, 2001 and shareholders' equity as at March 31, 2001 and 2000 to the extent summarized in note 11 to the consolidated financial statements.

(signed) J.M. Tucker Inc.

Chartered Accountant

Vancouver, British Columbia
May 29, 2001

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated Balance Sheets** (note 1)
**As at March 31, 2001 and 2000**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 1,898,750 | $ 127,289 |
| Accounts receivable | 123,839 | 63,535 |
| Income taxes recoverable | 60,318 | - |
| Prepaid expenses | 58,477 | 4,972 |
| | 2,141,384 | 195,846 |
| **Capital assets** (note 4) | 471,813 | 90,429 |
| | **$ 2,613,197** | **$ 286,275** |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 244,702 | $ 85,050 |
| Income taxes payable | - | 9,104 |
| Shareholders' loans (note 5) | - | 17,405 |
| | 244,702 | 111,559 |
| **SHAREHOLDERS' EQUITY** | | |
| **Capital stock** (note 6) | 3,066,488 | 667 |
| **Retained earnings (deficit)** | (697,993) | 174,049 |
| | 2,368,495 | 174,716 |
| Commitment (note 10) | | |
| | **$ 2,613,197** | **$ 286,275** |

Approved on behalf of the Board:

(signed) Curt Cranfield Director (signed) James Estill Director

See notes to consolidated financial statements.

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated statements of income and deficit**
**For the years ended March 31, 2001, 2000 and 1999**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenue** | | | |
| Internet application and solution service fees | $ 962,369 | $ 604,627 | $ 463,905 |
| **Direct costs of service fees** | | | |
| Technical staff – salaries and employee benefits | 421,484 | 257,042 | 191,791 |
| Internet costs | 121,572 | 52,740 | 19,612 |
| Software licences and permits | 81,386 | 10,784 | 1,523 |
| Equipment leases and supplies | 27,081 | 17,711 | 5,124 |
| | 651,523 | 338,277 | 218,050 |
| **Gross margin** | 310,846 | 266,350 | 245,855 |
| **Operating expenses** | | | |
| Marketing costs | 533,997 | - | - |
| Consulting | 191,722 | - | - |
| General and administrative | 177,342 | 53,276 | 27,323 |
| Salaries and employee benefits | 159,110 | 59,113 | 98,502 |
| Rent and occupancy costs | 73,835 | 9,241 | 15,578 |
| Professional fees | 58,660 | 26,576 | 9,986 |
| | 1,194,666 | 148,206 | 151,389 |
| Income (loss) before the undernoted items | (883,820) | 118,144 | 94,466 |
| Interest and other income | 60,716 | 16,704 | 1,000 |
| Amortization | (87,093) | (33,165) | (23,405) |
| Interest, bank charges and foreign exchange | (4,031) | (163) | (70) |
| Income (loss) before income taxes | (914,228) | 101,520 | 71,991 |
| Income tax recovery (expense) | 42,186 | (20,550) | (14,650) |
| Net income (loss) for year | (872,042) | 80,970 | 57,341 |
| Retained earnings (deficit), beginning of year | 174,049 | 93,079 | 35,738 |
| **Retained earnings (deficit), end of year** | **$ (697,993)** | **$ 174,049** | **$ 93,079** |
| **Earnings (loss) per share, basic and diluted** | **$ (0.05)** | **$ 130.44** | **$ 95.57** |
| **Weighted average number of common shares used in the calculation of basic earnings (loss) per share** | **18,780,844** | **618** | **600** |

See notes to consolidated financial statements.

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated statements of cash flows**
**For the years ended March 31, 2001, 2000 and 1999**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ (872,042) | $ 80,970 | $ 57,341 |
| Items not involving cash | | | |
| Other | - | - | (39,375) |
| Amortization | 87,093 | 33,165 | 23,405 |
| | (784,949) | 114,135 | 41,371 |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | (60,254) | (51,988) | (9,654) |
| Prepaid expenses | (53,504) | (4,972) | - |
| Accounts payable and accrued liabilities | 97,085 | 60,618 | 16,366 |
| Income taxes payable | (69,422) | (5,546) | 14,650 |
| | (871,044) | 112,247 | 62,733 |
| **Cash flows from investing activities** | | | |
| Payments for capital assets | (462,442) | (37,664) | (39,897) |
| **Cash flows from financing activities** | | | |
| Proceeds from (repayments of) shareholders' loans | (17,405) | (2,172) | 9,861 |
| Proceeds from share issuances | 3,122,352 | 67 | 600 |
| | 3,104,947 | (2,105) | 10,461 |
| **Increase in cash** | 1,771,461 | 72,478 | 33,297 |
| **Cash, beginning of year** | 127,289 | 54,811 | 21,514 |
| **Cash, end of year** | **$ 1,898,750** | **$ 127,289** | **$ 54,811** |
| **Supplemental disclosure of cash flow information** | | | |
| Interest received | $ 52,670 | $ - | $ - |
| Interest paid | $ - | $ - | $ - |
| Income taxes paid | $ 27,760 | $ 26,096 | $ - |
| **Non cash investing and financing activities** | | | |
| Issuance of shares to acquire subsidiary (note 3) | $ (56,531) | $ - | $ - |
| Purchase of capital equipment in exchange for services | $ - | $ - | $ 39,375 |

See notes to consolidated financial statements.

**(Expressed in Canadian Dollars)**

## 1. Nature of operations and basis of presentation

IP Applications Corp. (the "Company") incorporated under the laws of British Columbia, provides outsourced internet applications and solutions to internet service providers ("ISP"), telecommunications companies or other corporate clients either to resell these applications to their customers / end users or for their own internal corporate use, all under their own brand name / corporate identity.

On May 31, 2000 shareholders approval was received for a name change from "MMX Ventures Inc. to "IP Applications Corp.".

On June 23, 2000, IP Applications Corp., formerly MMX Ventures Inc. ("MMX"), a public company listed on the Canadian Venture Exchange, purchased all of the issued and outstanding shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall. The business combination was considered a reverse acquisition and a recapitalization of the public company (notes 3 & 6).

The Company's historical consolidated financial statements reflect the financial position, results of operations and cash flows of Virtuall for each of the years in the three year period ended March 31, 2001 and include the operations of MMX from the date of the reverse acquisition, being June 23, 2000. Shareholders' equity gives effect to the shares issued to the shareholders of Virtuall prior to June 23, 2000 and of the Company thereafter.

## 2. Significant accounting policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 11. A summary of the significant policies are as follows:

a) Principles of consolidation
These consolidated financial statements include the accounts of IP Applications Corp. and its wholly owned subsidiary, IP Applications (Canada) Corp., formerly Virtuall Private Host Services Ltd., from the respective date of acquisition (note 3), (collectively, unless the context requires otherwise, referred to as the "Company"). All significant intercompany balances and transactions are eliminated.

b) Measurement uncertainty
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

c) Foreign exchange
Foreign currency transactions and balances are translated into Canadian dollars as follows:
i) Revenues and expenses at average exchange rates for each period;
ii) Monetary items at the rates of exchange prevailing at balance sheet dates;
iii) Non-monetary items at the historical exchange rates; and,
iv) Exchange gains and losses arising from translation are included in the determination of earnings for each year except for exchange gains or losses relating to non-current monetary assets or liabilities, which are deferred and amortized over the remaining life of the asset or liability.

d) Cash and cash equivalents
Cash and cash equivalents comprise cash, term deposits and treasury bills, with original maturity of less than 90 days.

**2. Significant accounting policies** (continued)

e) Amortization

Capital assets are amortized using the following methods at the following rates per annum:

| | |
|---|---|
| Computer | 30% declining balance |
| Furniture and equipment | 20% declining balance |
| Software | 50% declining balance |
| Leasehold improvements | 20% straight line |

f) Leases

Leases are classified as either capital or operating. Leases, which transfer substantially all the benefits and risks of ownership, are accounted for as a capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

g) Income tax

Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period during which the change in rates is considered to be substantially enacted.

h) Share issuance costs

Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs. These costs are presented as other assets until the issuance of the shares to which the costs relate, at which time the costs are charged against the related share capital or charged to operations if the shares are not issued.

i) Revenue recognition

Revenue from dial up and internet support services is recognized when services are rendered.

j) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 6(c). Under the plan, options are granted at fair value. No compensation expense is recorded for options granted under the plan when stock options are issued to directors and employees. Any consideration paid by the directors and employees on exercise of share purchase options is credited to share capital.

k) Earnings (loss) per share

Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding during the year.

l) Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

**(Expressed in Canadian Dollars)**

## 3. Acquisition

Pursuant to terms of an Arrangement Agreement dated for reference March 14, 2000, the Company purchased all of the issued common shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall (note 6(b)).

The acquisition is a reverse takeover transaction whereby Virtuall is identified as the acquirer (accounting parent) of IP Applications Corp. ("IPA"). The purchase price of IPA is assumed to be equal to its book value and no goodwill is recorded on the transaction. The amount ascribed to the shares issued to the shareholders of Virtuall represents the net book value of IPA at date of closing, June 23, 2000.

Details of the net liabilities acquired at book value at the acquisition date are as follows:

| | | |
|---|---|---|
| Current assets | $ | 144 |
| Less - current liabilities | | (56,675) |
| | $ | (56,531) |

Supplemental information for IP Applications Corp. (formerly MMX Ventures Inc.)

**Summary balance sheets**

| | | June 23, 2000 | | March 31, 2000 |
|---|---|---|---|---|
| Current assets | $ | 144 | $ | 42,647 |
| Non current assets | | - | | 41,604 |
| Liabilities | | (55,675) | | (139,221) |
| **Net liabilities** (note 6(b)) | **$** | **(56,531)** | **$** | **(54,970)** |
| Share capital | | | | |
| Authorized | | | | |
| 100,030,000 common shares without par value | | | | |
| Issued | | | | |
| 3,827,091 common shares without par value (note 6(b)) | $ | 2,208,247 | $ | 2,208,247 |
| Deficit | | (2,264,778) | | (2,263,217) |
| **Share capital and deficit** | **$** | **(56,531)** | **$** | **(54,970)** |

**Summary statements of operations**

| | | For the period from March 31, 2000 to June 23, 2000 | | For the year ended March 31, 2000 |
|---|---|---|---|---|
| General and administrative expenses | $ | 1,560 | $ | 187,804 |
| Net assets written off on change of control | | - | | 36,683 |
| Mineral properties written off | | - | | 25,000 |
| **Net loss for the period** | **$** | **1,560** | **$** | **249,487** |

**(Expressed in Canadian Dollars)**

## 4. Capital assets

| | 2001 Cost | 2001 Accumulated amortization | 2000 Cost | 2000 Accumulated amortization |
|---|---|---|---|---|
| Computer equipment | $ 501,326 | $ 129,788 | $ 141,125 | $ 53,640 |
| Office equipment | 103,056 | 9,736 | 1,878 | 601 |
| Computer software | 5,195 | 4,188 | 4,996 | 3,329 |
| Leasehold improvements | 6,899 | 951 | - | - |
| | 616,476 | $ 144,663 | 147,999 | $ 57,570 |
| Less accumulated amortization | (144,663) | | (57,570) | |
| | **$ 471,813** | | **$ 90,429** | |

## 5. Shareholders' loans

The shareholders' loans are unsecured, non-interest bearing and without stated terms of repayment.

## 6. Capital stock

a) Authorized
100,030,000 common shares without par value

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Balance, March 31, 1998 and 1999 | - | $ - |
| Shares issued for cash (private stage) | 600 | 600 |
| Balance, March 31, 1999 | 600 | 600 |
| Shares issued for cash (private stage) | 67 | 67 |
| Balance, March 31, 2000 | 667 | 667 |
| Shares issued for cash (private stage) | 102 | 102 |
| Share adjustment on recapitalization | (769) | - |
| Incorporation of share capital of inactive public company (note 3) | 3,827,091 | - |
| Shares issued to shareholders of Virtuall on recapitalization (i) | 13,300,000 | (56,531) |
| Private placements for cash | 6,866,667 | 3,211,000 |
| Warrants exercised for cash | 1,129,000 | 248,380 |
| Options exercised for cash | 5,000 | 4,000 |
| Escrow shares surrendered for cancellation | (30,000) | - |
| Share issuance costs | | (341,130) |
| **Balance, March 31, 2001** (ii) | **25,097,758** | **$ 3,066,488** |

**(Expressed in Canadian Dollars)**

**6. Capital stock** (continued)

i. On June 23, 2000, the Company purchased an inactive public company and continued as IP Applications Corp. The business combination was considered a reverse acquisition and a recapitalization of the public company. The public company's net monetary liabilities of $56,531 (note 3) were charged to share capital of the continuing entity.
ii. Included in capital stock are 16,583,333 shares, which were issued as part of the reverse acquisition and recapitalization, which are subject to a Value Securities Escrow Agreement. Of the 16,583,333 shares held in escrow, 10% were released on June 27, 2000, 15% on December 27, 2000 and the remainder are being released in installments of 2,487,575 shares every six month thereafter. As at March 31, 2001, 12,437,874 shares are held in escrow.

c) On May 31, 2000, the shareholders approved the Stock Option Plan (the "Plan"), a fixed stock option plan, for which up to 1,600,000 common shares can be reserved for issuance to executive officers and directors, employees and consultants. The board of directors of the Company may terminate the Plan at any time provided that the termination does not alter the terms or conditions of any option or impair any right of any option holder. The options have a maximum term of five years and normally vest over a period of three years. At March 31, 2001, 496,000 options are available for future grant under the Plan.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

| | Number of Optioned Common Shares # | Weighted Average Exercise Price $ |
|---|---|---|
| Balance, March 31, 1998, 1999 and 2000 | - | - |
| Options granted | 1,874,000 | 0.39 |
| Options exercised | (5,000) | 0.47 |
| Options forfeited | (770,000) | 0.17 |
| **Balance, March 31, 2001** | **1,099,000** | **0.54** |

At March 31, 2001 stock options outstanding are as follows:

| Number of Stock Options Outstanding | Exercise Price $ | Expiry Date | Number of Stock Options Exercisable | Exercise Price $ |
|---|---|---|---|---|
| 705,000 | $0.80 | June 23, 2005 | 176,250 | $0.80 |
| 60,000 | $1.24 | July 7, 2005 | 15,000 | $1.24 |
| 50,000 | $1.28 | August 28, 2005 | 12,500 | $1.28 |
| 20,000 | $1.28 | September 28, 2005 | 5,000 | $1.28 |
| 20,000 | $1.32 | October 13, 2005 | 5,000 | $1.32 |
| 50,000 | $1.32 | October 18, 2005 | 12,500 | $1.32 |
| 34,000 | $1.20 | November 30, 2005 | 3,400 | $1.20 |
| 25,000 | $1.00 | January 11, 2006 | - | $1.00 |
| 25,000 | $1.00 | February 6, 2006 | - | $1.00 |
| 50,000 | $0.75 | February 26, 2006 | - | $0.75 |
| 60,000 | $0.75 | March 21, 2006 | - | $0.75 |

**(Expressed in Canadian Dollars)**

**6. Capital stock** (continued)

Subsequent to March 31, 2001, the following stock options were granted to employees:

| Number of Stock Options Granted | Exercise Price $ | Expiry date |
|---|---|---|
| 20,000 | $0.80 | April 4, 2006 |
| 45,000 | $0.75 | May 14, 2001 |

In addition, 20,000 stock options exercisable at $1.20 expiring November 30, 2005 were cancelled.

d) At March 31, 2001 the following share purchase warrants are outstanding:

| Number of warrants outstanding | Exercise price $ | Expiry date | Number of warrants exercisable | Exercise price $ |
|---|---|---|---|---|
| 883,334 (i) | $2.00 to $2.50 | September 27, 2001/2002 | 883,334 | $2.00 to $2.50 |
| 1,550,000 (ii) | $0.22 | May 25, 2002 | 750,000 | $0.22 |

i. During the year ended March 31, 2001, the Company issued 1,766,667 units at $1.50 per unit pursuant to a brokered private placement. Each unit consisted of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share.

ii. During the year ended March 31, 2001, the Company issued 5,100,000 units at $0.11 per unit pursuant to a non-brokered private placement. Each unit consists of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share at a price of $0.22 until May 25, 2002. During the year ended March 31, 2001, 1,129,000 share purchase warrants were exercised.

Share purchase warrant transactions for the respective years and the number of share purchase warrants outstanding are summarized as follows:

| | Number of Optioned Common Shares # | Weighted Average Exercise Price $ |
|---|---|---|
| Balance, March 31, 1998, 1999 and 2000 | - | - |
| Warrants granted | 3,433,334 | 0.68 |
| Warrants exercised | (1,129,000) | 0.22 |
| Balance, March 31, 2001 | 2,304,334 | 0.90 |

**(Expressed in Canadian Dollars)**

**7. Related party transactions**
(in addition to those transactions disclosed elsewhere)

a) Related party transactions for the respective periods are set out in the following table:

| **Related party** | **Type of transaction** | **Terms and conditions** | | **2001** | | **2000** | | **1999** |
|---|---|---|---|---|---|---|---|---|
| Directors | Salary/Financial consulting | Normal commercial | $ | 114,615 | $ | 58,572 | $ | 87,177 |
| Officers | Salaries | Normal commercial | | 127,518 | | 119,505 | | 174,353 |
| | | | **$** | **244,134** | **$** | **180,077** | **$** | **261,531** |

b) The Company owed $3,500 (2000 - $Nil) to directors and management, which is included within accounts payable and accrued liabilities. The balances represent unpaid amounts relating to unpaid remuneration (fees and salary).

**8. Income tax**

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the loss as a result of the following:

| | | **2001** | | **2000** |
|---|---|---|---|---|
| Statutory rates | | 45.6% | | 45.6% |
| Income tax expense (recovery) computed at statutory rates | $ | (407,379) | $ | 46,293 |
| Small business rate adjustment | | - | | (25,743) |
| Non-deductible items | | 6,975 | | - |
| Other deductions | | (26,666) | | - |
| Tax benefit not recognized on current year's losses | | 384,884 | | - |
| **Provision for (recovery of) income taxes** | **$** | **(42,186)** | **$** | **20,550** |

The tax effects of temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

| | | **2001** | | **2000** |
|---|---|---|---|---|
| Future tax assets | | | | |
| Non-capital loss carry forwards | $ | 537,703 | $ | - |
| Other | | 124,444 | | - |
| Total gross future income tax assets | | 662,147 | | - |
| Less valuation allowance | | (654,582) | | - |
| Net future income tax assets | | 7,565 | | - |
| Less future tax liabilities | | (7,565) | | - |
| **Net future income taxes** | **$** | **-** | **$** | **-** |

**8. Income tax** (continued)

At March 31, 2001 the Company has non-capital losses of approximately of $1,179,173, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities expiring as follows:

| | | |
|---|---|---|
| 2002 | $ | 47,417 |
| 2003 | | 76,584 |
| 2004 | | 8,901 |
| 2005 | | 27,660 |
| 2006 | | 220,408 |
| 2007 | | 5,154 |
| 2008 | | 793,049 |
| | **$** | **1,179,173** |

**9. Financial instruments**

a) Fair values
The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

b) Interest and foreign exchange rate risk
The Company is required to make certain payments in U.S. dollars and has not entered into forward currency contracts or other financial derivatives to hedge exchange risk.

c) Credit risk and concentration of sales
The Company is subject to credit risk as it earns revenues from a limited number of customers. To date, bad debt experience has not been significant.

The following tables summarize the extent to which the Company's sales are concentrated with a limited number of customers.

| | **Number of customers** | | **Related Revenue** |
|---|---|---|---|
| i. Revenue | | | |
| Year ended March 31, 2001 | 1 | $ | 367,503 |
| Year ended March 31, 2000 | 1 | | 363,156 |
| Year ended March 31, 1999 | 2 | | 261,345 |
| ii. Accounts receivable | | | |
| Year ended March 31, 2001 | 2 | $ | 43,402 |
| Year ended March 31, 2000 | 1 | | 33,543 |

**(Expressed in Canadian Dollars)**

## 10. Commitment

The Company is party to certain operating leases under which the future minimum lease payments in aggregate based on the fiscal year end of the Company are approximately as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| 2001 | $ | - | $ | 31,258 |
| 2002 | | 133,363 | | 50,589 |
| 2003 | | 128,224 | | 39,580 |
| 2004 | | 127,134 | | 32,082 |
| 2005 | | 96,120 | | - |
| 2006 | | 16,020 | | - |
| | $ | 500,861 | $ | 155,540 |

## 11. Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission.

Significant variances from the application of U.S. GAAP on the Company's financial statements is set out below:

a) Income (loss) and earnings (loss) per share

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Net income (loss) under Canadian GAAP | $ | (872,042) | $ | 80,970 | $ | 57,341 |
| Adjustment for reverse acquisition costs (note 11(d)) | | (179,466) | | - | | - |
| Adjustment for stock based compensation relating to stock options issued to employees (note 11(e)) | | (115,346) | | - | | - |
| Net income (loss) under U.S. GAAP | $ | (1,166,854) | $ | 80,970 | $ | 57,341 |
| Weighted average number of shares outstanding under Canadian GAAP | | 18,780,844 | | 618 | | 600 |
| Less escrowed shares | | (12,437,874) | | - | | - |
| Weighted average number of shares outstanding under U.S. GAAP (note 11(f)) | | **6,342,970** | | **618** | | **600** |
| **Earnings (loss) per share U.S. GAAP** | **$** | **(0.18)** | **$** | **130.44** | **$** | **95.57** |

**(Expressed in Canadian Dollars)**

**11. Differences between Canadian and United States generally accepted accounting principles** (continued)

b) Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

| | 2001 | 2000 |
|---|---|---|
| Shareholders' equity | | |
| Capital stock | | |
| As determined under Canadian GAAP | $ 3,066,488 | $ 667 |
| Adjustment for reverse acquisition costs (note 11(d)) | 179,466 | - |
| Additional paid in capital from stock-based compensation relations to stock options issued to employees (note 11(e)) | 115,346 | - |
| As determined under U.S. GAAP | 3,361,300 | 667 |
| Retained earnings (deficit) | | |
| As determined under Canadian GAAP | (697,993) | 174,049 |
| Current year's adjustments to net income (loss) under U.S. GAAP | (294,812) | - |
| As determined under U.S. GAAP | (992,805) | 174,049 |
| **Shareholders' equity as determined under U.S. GAAP** | **$ 2,368,495** | **$ 174,716** |

c) Statements of cash flows

The following table summarizes the cash flow items which vary under U.S. GAAP:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash flows from operating activities, determined under Canadian GAAP | $ (871,044) | $ 112,247 | $ 62,733 |
| Adjustment for reverse acquisition costs (note 11(d)) | (179,466) | - | - |
| **Cash flows from operating activities, determined under U.S. GAAP** | **$ (1,050,510)** | **$ 112,247** | **$ 62,733** |
| Cash flows from financing activities, Canadian GAAP | $ 3,104,947 | $ (2,105) | $ 10,461 |
| Adjustment for reverse acquisition costs (note 11(d)) | 179,466 | - | - |
| **Cash flows from financing activities, U.S. GAAP** | **$ 3,284,413** | **$ (2,105)** | **$ 10,461** |

**(Expressed in Canadian Dollars)**

**11. Differences between Canadian and United States generally accepted accounting principles** (continued)

d) Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 2001 (note 3) totalling $179,466 must be expensed. Canadian GAAP permits such costs to be recorded as a capital transaction.

e) The Company applies Accounting Boards Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock based compensation plans. As the fair value of the underlying shares at the time of granting equalled the exercise price, no compensation cost has been recognized for the stock options granted in 2001. For purposes of the reconciliation to U.S. GAAP, the amount of the compensation cost determined on the basis of the fair market value at date of grant pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) is $115,346 (2000 - $Nil; 1999 - $Nil).

Fair value of these options has been determined using the Black-Scholes option pricing formulae with the following factors:

| | *2001* | *2000* | *1999* |
|---|---|---|---|
| Expected dividend yield | 0% | - | - |
| Stock price volatility | 88% | - | - |
| Risk free interest rate | 5.11% | - | - |
| Expected life of options | 3 years | - | - |

f) Under U.S. GAAP, basic earnings per share exclude any dilutive effects of options, warrants and escrow shares. Diluted earnings per share under U.S. GAAP are calculated using the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding. There were no stock options, warrants and escrowed shares outstanding as at March 31, 2000 and 1999.

g) Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). Under U.S. GAAP, FASB Interpretation No. 44 (FIN 44), the definition of an employee is narrower in application compared to Canada, consequently this gives rise to a difference in accounting treatment. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to U.S. GAAP, the Company will record additional compensation expense of $Nil (2000 - $Nil; 1999 - $Nil) in respect of options granted to non-employees in future periods.

h) A recent accounting pronouncement, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ('SFAS 133"), as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133", and SFAS 138, "Accounting for Certain Derivative Instruments an Certain Hedging Activities", requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. SFAS 133, as amended, is effective for the Company as of January 1, 2001. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The Company has not determined the impact, if any; the adoption of these accounting pronouncements will have on its financial results.

APPLICATIONS

*For further information:*
IP Applications Corp.
Tel: 604-525-2554
Toll Free: 1-877-604-7277

Michelle Mollineaux
Marketing Manager
questions@ipapp.com

Nina Tarmohamed
Investor Relations
ir@ipapp.com

# IP APPLICATIONS SIGNS 5 YEAR CONTRACT WITH SPRINT

**Vancouver, BC —August, 15, 2001**—IP Applications Corporation ("IP Applications") (CDNX: IAP), a leading developer of Internet services and applications, today announced that it has signed a 5 year agreement with Sprint Communications (NYSE:FON) in which IP Applications' suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers. As part of the agreement, Sprint has the option to acquire an interest in the Company, whereby IP Applications has issued warrants exercisable for the purchase of 2 million common shares.

"Our scalable architecture is designed to add new customers, such as Sprint with ease and flexibility, with limited outlay of capital. Our in-depth understanding of what ISPs need to succeed has resulted in concluding this significant contract with Sprint, a tier-one provider," says Curt Cranfield, President & CEO, IP Applications.

IP Applications' *i*TAPP engine will be used by Sprint to offer its customers the ability on a real-time basis to provision, monitor, report on and bill for the Internet services they will provide. *i*TAPP was designed with unlimited scalability in mind and can accommodate any number of new subscribers that Sprint will add "Sprint represents an important milestone for our sales force as IP Applications continues to grow its revenues in the ISP marketplace," said Marc E. Levy, Director of Sales, IP Applications

"Strategic relationships, such as with IP Applications, are vital to Sprint's growth in the new economy. IP Applications will enable us to provide a more comprehensive, end-to-end Internet solution to our customers, giving them a stronger competitive advantage," said Keith Paglusch, President, Sprint E|Solutions.

As noted above, IP Applications has issued warrants to Sprint that entitles it to purchase up to 2,000,000 common shares of the company on a one-for-one basis. Of the 2,000,000 warrants, 300,000 are exercisable by Sprint immediately at US$0.132 per share (CDN$0.20). The remaining 1,700,000 warrants become exercisable based on Sprint meeting minimum revenue requirements at an exercise price ranging between US$0.33 (CDN$0.50) to US$0.66 (CDN$1.00). The warrants have an expiry date of August 31, 2006.

The issuance of the warrants by IP Applications to Sprint is subject to regulatory approvals.

#####

**About Sprint**

Sprint is a global communications company serving 23 million business and residential customers in more than 70 countries. With more than 80,000 employees worldwide and $23 billion in annual revenues, Sprint is widely recognized for developing, engineering and deploying state of the art network technologies, including the United States' first nationwide all-digital, fiber-optic network. Sprint's award-winning Tier 1 Internet backbone is being extended to key global markets to provide customers with a broad portfolio of scaleable IP products. Sprint's high-capacity, high-speed network gives customers fast, dependable, non-stop access to the vast majority of the world's Internet content. Sprint also operates the largest 100-percent digital, nationwide PCS wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities.

**About IP Applications**

IP Applications Corp. is an innovative systems company that develops technology to assist the delivery and management of private branded Internet services, Internet-based applications and back-office infrastructure. As a leading provider in this market, the company provides cost effective and robust services to over 280 organizations, including Internet Service Providers, telecom providers and cable operators throughout North America. By making Internet services reliable, IP Applications allows its customers to focus on growing their business rather than maintaining it. More information about the company can be found online at **www.ipapplications.com**

**Forward Looking Statements**

The press release may contain forward-looking statements. Actual events or results may differ materially from those described in the forward-looking statements due to a number of risks, uncertainties and other factors, including but not limited to, the market demand for IP Applications' product and service solutions, intensity of competition, general economic and industry conditions, and delays or difficulties in programs designed to increase sales. Forward looking statements are based on management's estimates, beliefs and opinions on the date the statements are made. IP Applications assumes no obligation to update forward-looking statements if circumstances or management's estimates, beliefs or opinions should change.

**For more information, please contact:**

**IP Applications Corp.**

| | | |
|---|---|---|
| Nina Tarmohamed, Investor Relations | 604-525-2554 | ntarmohamed@ipapp.com |
| Michelle Mollineaux, Sales and Marketing | 604-523-2283 | mmollineaux@ipapp.com |

**Sprint E|Solutions**

| | | |
|---|---|---|
| Katrina Bawcom, Media Relations | 972-405-5544 | katrina.bawcom@mail.sprint.com |

# FORM 5C

# TRANSACTION SUMMARY FORM

Re: **IP APPLICATIONS CORP.** (the "Issuer").

SEDAR Project #:____________________.

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated **August 15, 2001.**

3. The asset/property to be acquired by the Issuer, including the location of the asset/property is as follows: **Not applicable.**

4. The date, parties to and type of agreement (eg: sale or option) are as follows:

   **The Issuer has entered into a 5-year services agreement dated August 14, 2001 (the "Agreement") with Sprint Communications, L.P. ("Sprint") pursuant to which the Issuer's suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers.**

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows:

   **The Agreement does not provide for any required work commitments. The execution of contract orders by both parties will obligate the Issuer to provide specified Internet services to a requesting customer, and will obligate Sprint to compensate the Issuer for the provision of its services.**

   **In consideration of exposing the Issuer's Internet services to its virtual Internet service provider customer base for revenue generating sales opportunities, Sprint will proposedly receive from the Issuer US$1.00 and 2,000,000 warrants exercisable for the purchase of 2,000,000 common shares in the capital of the Issuer. The right to exercise 300,000 warrants will vest immediately at a price of US$0.132 per share (CDN$0.20). The right to exercise the remaining 1,700,000 warrants will vest at exercise prices ranging from US$0.33 (CDN$0.50) to US$0.66 (CDN$1.00) based on Sprint meeting minimum revenue requirements. The warrants expire on August 31, 2006.**

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

| Name of Party (If not an individual, name all Insiders of the Party) | Number and Type of Securities to be Issued | Insider=Y ProGroup=P Not Applicable=N/A |
|---|---|---|
| Sprint Communications, L.P. (1) | 2,000,000 warrants (2) | N/A |

(1) See Item 8 for Insiders.

(2) See Item 5.

7. The transaction is not a Related Party Transaction as defined in Policy 1.1 – Interpretation or, if the transaction is a Related Party Transaction, the details of the relationship between the Issuer and the other party are as follows:

**The transaction is not a Related Party Transaction.**

8. If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows: ________________

9. If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10. There are no Material Changes relating to the Issuer which have not been publicly disclosed.

11. To the knowledge of the Issuer, at the time an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to the transaction.

12. The Minor Acquisitions, as defined in Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets, of the Issuer during the preceding 12 months are as follows:

**None.**

13. If a finder's fee is to be paid, the particulars of such proposed fee are as follows (including name and address of the finder): **Not applicable.**

14. If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 months. **Not applicable.**

15. The transaction has been approved by the directors of the Issuer and in the event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

16. If the transaction is a Related Party Transaction, as defined in Policy 1.1 – Interpretation, disclose which directors declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction. **Not applicable.**

Dated: August 16, 2001.

Signature of authorized signatory

Curt Cranfield
Print name of signatory

Director
Official capacity

APPLICATIONS

*For further information:*
IP Applications Corp.
Tel: 604-525-2554
Toll Free: 1-877-604-7277

Michelle Mollineaux
Marketing Manager
questions@ipapp.com

Nina Tarmohamed
Investor Relations
ir@ipapp.com

**IP Applications Announces Year End Results and Appoints Chief Financial Officer**

**(Vancouver, BC—20 August 2001)** IP Applications Corp. (CDNX:IAP), a developer of managed Internet services and applications, today announced its year-end results – an increase in revenues of 59% over the previous year, and an addition to its management team in the appointment of Shay Prasad as Chief Financial Officer.

Net revenues for the year ended March 31, 2001 were $962,369, compared to revenues for the corresponding comparative period amounting to $604,627. The 59% increase represents significant growth and was a result of the marketing program implemented during the year ended March 31, 2001, which has resulted in additional customer sign-up and expansion of services to existing customers. Losses totaled $872,042 or $0.05 per share. This was due to costs associated with growth, including set up and operation of the office and data center, the hiring and implementation of a sales and marketing team and program, technical staff and product development.

"The last 18 months have been a period of immense growth on all key fronts for IP Applications," says Curt Cranfield, President & CEO of IP Applications Corp. "The company made significant investment in people, enhanced the products and services, and launched a comprehensive sales and marketing program to define and leverage our technical advantage. We now have the team, technology and infrastructure in place to execute on our business plan and work towards greater shareholder value," he continued.

In related news, the company welcomes Mr. Shay Prasad as Chief Financial Officer. Mr. Prasad brings over six years of experience as a senior executive with public Internet services companies. Most recently, he was Chief Financial Officer of Knowledge Networks, a US publicly traded wireless software and solutions provider. Prior to that, he was Vice President of Mergers, Acquisitions and Corporate Finance with Look Communications, a wireless broadband carrier. Up until its merger with Look, he was Vice President of Finance with I.D. Internet Direct, a leading national Internet Service Provider that Mr. Prasad helped grow from early stage to 350 employees and revenues of over $30 million. Mr. Prasad has managed merger and acquisition activities with an aggregate value of over $600 million and overseen financings, regulatory reporting requirements and implemented policies and procedures to ensure optimal financial and operating controls. Mr. Prasad is a Certified Management Accountant and holds a Certified Public Accountant designation in the US.

"We are excited that Shay has joined our team. He brings solid financial and corporate development experience and has a proven track record in managing the financial operations of successful companies in our space. This experience will be invaluable as we move ahead," says Curt Cranfield, President & CEO of IP Applications Corp.

Mr. Prasad replaces Peter Wong who has left the company to pursue other interests. "We thank Mr. Wong for his contribution towards the growth of the company and wish him well with future endeavors," concluded Curt Cranfield.

Complete audited financial statements can be viewed online at the company information section at www.sedar.com

**About IP Applications**

IP Applications Corp., headquartered in British Columbia, Canada, is an innovative systems company that develops technology to assist the delivery and management of private branded Internet services, web-based applications and back-office infrastructure. As a full service provider in the Internet market, the company offers cost effective and robust services to over 280 organizations, including Internet Service Providers, telecom providers and cable operators throughout North America. By making Internet services reliable, IP Applications allows its customers to focus on growing their business rather than maintaining it. More information about the company can be found online at www.ipapplications.com

**Forward Looking Statements**

The press release may contain forward-looking statements. Actual events or results may differ materially from those described in the forward-looking statements due to a number of risks, uncertainties and other factors, including but not limited to, the market demand for IP Applications' product and service solutions, intensity of competition, general economic and industry conditions, and delays or difficulties in programs designed to increase sales. Forward looking statements are based on management's estimates, beliefs and opinions on the date the statements are made. IP Applications assumes no obligation to update forward-looking statements if circumstances or management's estimates, beliefs or opinions should change.

-###-


**For more information, please contact:**

| | | |
|---|---|---|
| Nina Tarmohamed | 604 525-2554 | ext. 125 |
| Michelle Mollineaux | 604 525-2554 | ext. 103 |

02 FEB -5 AM 8:10

# BC FORM 53-901.F

## SECURITIES ACT

## MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

**ITEM 1. REPORTING ISSUER**

IP APPLICATIONS CORP. (the "Company")
154 – 555 – 6th Street
New Westminster, British Columbia, V3L 5H1

**ITEM 2. DATE OF MATERIAL CHANGE**

August 15, 2001

**ITEM 3. PRESS RELEASE**

Issued August 15, 2001 and distributed through the facilities of Canada News Wire.

**ITEM 4. SUMMARY OF MATERIAL CHANGE**

The Company has entered into a 5-year services agreement dated August 14, 2001 with Sprint Communications Company L.P. ("Sprint") pursuant to which the Company's suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers.

**ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE**

The Company has entered into a 5-year services agreement dated August 14, 2001 with Sprint pursuant to which the Company's suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers.

The agreement does not provide for any required work commitments. The execution of contract orders by both parties will obligate the Company to provide specified Internet services to a requesting customer, and will obligate Sprint to compensate the Company for the provision of its services.

In consideration of exposing the Company's Internet services to its virtual Internet service provider customer base for revenue generating sales opportunities, Sprint will proposedly receive from the Company US$1.00 and 2,000,000 warrants exercisable for the purchase of 2,000,000 common shares in the capital of the Company. The right to exercise 300,000 warrants will vest immediately at a price of US$0.132 per share (CDN$0.20). The right to exercise the remaining 1,700,000 warrants will vest at exercise prices ranging from US$0.33 (CDN$0.50) to US$0.66 (CDN$1.00) based

on Sprint meeting minimum revenue requirements. The warrants expire on August 31, 2006.

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT**

This report is not being filed on a confidential basis.

**ITEM 7. OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

**ITEM 8. DIRECTOR/SENIOR OFFICER**

Contact: Curt Cranfield, President
Telephone: (604) 525-2554

**ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR**

The foregoing accurately discloses the material change referred to herein.

"Curt Cranfield"
Curt Cranfield,
President

DATED at New Westminster, British Columbia, this 20th day of August, 2001.

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*The personal information requested on this form is collected under the authority ofand used for the purpose of administering the *Securities Act* . Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O.Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR YEAR ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/06/30 | 2001/08/15 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| SHAY PRASAD | CFO | 604 523 2567 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| sprasad@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 2001/08/27 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"James Estill"* | JAMES ESTILL | 2001/08/27 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# JUNE 30, 2001

# SCHEDULE A

*Interim Consolidated Financial Statements of*

**IP APPLICATIONS CORP.**

*As at and for the three months ended June 30, 2001 (Unaudited – prepared by management)*

**IP APPLICATIONS CORP.**
**Interim Consolidated Balance Sheet** (note 1)
**(Unaudited - prepared by management)**

| | | June 30, 2001 | | March 31, 2001 (note 2) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| ***Current*** | | | | |
| Cash | $ | 1,356,235 | $ | 1,898,750 |
| Accounts receivable | | 249,715 | | 123,839 |
| Income taxes recoverable | | 60,318 | | 60,318 |
| Prepaid expenses | | 42,139 | | 58,477 |
| | | 1,708,407 | | 2,141,384 |
| **Capital assets** | | 536,529 | | 471,813 |
| | **$** | **2,244,936** | **$** | **2,613,197** |
| **LIABILITIES** | | | | |
| ***Current*** | | | | |
| Accounts payable and accrued liabilities | $ | 227,182 | $ | 244,702 |
| **SHAREHOLDERS' EQUITY** | | | | |
| **Capital stock** (note 3) | | | | |
| Authorized | | | | |
| *100,030,000 common shares without par value* | | | | |
| Issued | | | | |
| 25,097,758 common shares | | 3,066,488 | | 3,066,488 |
| **Deficit** | | (1,048,734) | | (697,993) |
| | | 2,017,754 | | 2,368,495 |
| Subsequent event (note 5) | | | | |
| | **$** | **2,244,936** | **$** | **2,613,197** |

Approved on behalf of the Board:

____________________ Director ____________________ Director

See notes to interim consolidated financial statements.

**IP APPLICATIONS CORP.**
**Interim Consolidated Statement of Income and Deficit**
**For the three month period ended June 30, 2001**
**(Unaudited - prepared by management)**

| | | Three month period ended June 30, 2001 | | Three month period ended June 30, 2000 (note 2) |
|---|---|---|---|---|
| **Revenue** | | | | |
| Internet application and solution service fees | $ | 437,422 | $ | 195,194 |
| **Direct costs of service fees** | | | | |
| Technical staff – salaries and employee benefits | | 162,103 | | 71,610 |
| Internet costs | | 59,219 | | 2,116 |
| Software licences and permits | | 58,589 | | 5,526 |
| Equipment leases and supplies | | 13,567 | | 5,289 |
| | | 293,478 | | 84,541 |
| **Gross margin** | | 143,944 | | 110,653 |
| **Operating expenses** | | | | |
| Marketing costs | | 231,653 | | 30,342 |
| Salaries and employee benefits | | 78,904 | | 32,249 |
| Consulting | | 66,394 | | (3,833) |
| General and administrative | | 57,474 | | 16,600 |
| Rent and occupancy costs | | 21,480 | | 13,375 |
| Professional fees | | 11,391 | | 8,143 |
| | | 467,296 | | 96,876 |
| Income (loss) before the undernoted items | | (323,352) | | 13,677 |
| Interest and other income | | 17,954 | | - |
| Amortization | | (36,556) | | (7,991) |
| Interest, bank charges and foreign exchange | | (8,787) | | (37) |
| Income (loss) before income taxes | | (350,741) | | 5,649 |
| Income tax recovery (expense) | | - | | - |
| Net income (loss) for period | | (350,741) | | 5,649 |
| Retained earnings (deficit), beginning of period | | (697,993) | | 182,330 |
| Retained earnings (deficit), end of period | **$** | **(1,048,734)** | **$** | **187,979** |
| **Earnings (loss) per share, basic and diluted** | **$** | **(0.01)** | **$** | **0.002** |
| **Weighted average number ofcommon shares used in the calculation of basic earnings (loss) per share** | | **25,097,758** | | **3,335,761** |

See notes to interim consolidated financial statements.

**IP APPLICATIONS CORP.**
**Interim Consolidated Statement of Cash Flows**
**For the three month period ended June 30, 2001**
**(Unaudited - prepared by management)**

| | For the three months to June 30, 2001 | For the three months to June 30, 2000 (note 2) |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (350,741) | $ 5,649 |
| Item not involving cash | | |
| Amortization | 36,556 | 7,991 |
| | (314,185) | 13,640 |
| Changes in operating assets and liabilities | | |
| Accounts receivable | (125,876) | (13,848) |
| Prepaid expenses | 16,338 | - |
| Accounts payable and accrued liabilities | (15,251) | (72,539) |
| Income taxes payable | - | (18,458) |
| | (438,974) | (91,205) |
| **Cash flows from investing activities** | | |
| Payments for capital assets | (103,541) | (45,281) |
| **Cash flows from financing activities** | | |
| Repayment of shareholders' loans | - | (17,405) |
| Proceeds from share issuances | - | 561,000 |
| Share issuance costs | - | (152,241) |
| | - | 391,354 |
| **Increase (decrease) in cash** | (542,515) | 254,868 |
| **Cash, beginning of period** | 1,898,750 | 127,289 |
| **Cash, end of period** | **$ 1,356,235** | **$ 382,157** |
| **Supplemental disclosure of cash flow information** | | |
| Interest received | $ 17,954 | $ - |
| Interest paid | $ - | $ - |
| **Supplemental disclosure of noncash investing and financing activities** | | |
| Issuance of shares to acquire subsidiary | $ - | $ (56,531) |

See notes to interim consolidated financial statements.

## 1. Basis of presentation of financial statements

It is recommended that these interim financial statements should be read in conjunction with the Annual Report for the year ended March 31, 2001. The accounting policies applied to the preparation of the interim financial statements are consistent with those applied to the previous financial year end.

## 2. Restatement

The interim consolidated statements of income and deficit and cash flows for the three month period ended financial June 30, 2000 have been restated to reflect adjustments from the audit of the accounts for the year ended March 31, 2001.

## 3. Capital stock

a) At June 30, 2001, the following share purchase options are outstanding:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| June 23, 2005 | $0.80 | 705,000 |
| July 7, 2005 | $1.24 | 60,000 |
| August 28, 2005 | $1.28 | 50,000 |
| September 28, 2005 | $1.28 | 20,000 |
| October 11, 2005 | $1.32 | 20,000 |
| October 13, 2005 | $1.32 | 50,000 |
| November 30, 2005 | $1.20 | 14,000 |
| January 11, 2006 | $1.00 | 25,000 |
| February 6, 2006 | $1.00 | 25,000 |
| February 26, 2006 | $0.75 | 50,000 |
| March 21, 2006 | $0.75 | 60,000 |
| April 4, 2006 | $0.80 | 20,000 |
| May 14, 2006 | $0.75 | 45,000 |

Subsequent to June 30, 2001, the following stock options were cancelled:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| June 23, 2005 | $0.80 | 125,000 |
| February 6, 2006 | $1.00 | 25,000 |

b) At June 30, 2001, the following share purchase warrants are outstanding:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| September 27, 2001/2002 | $2.00/ $2.50 | 883,334 |
| May 25, 2002 | $0.22 | 1,421,000 |

c) Included in capital stock are 16,583,333 shares, which were issued as part of the reverse acquisition and recapitalization, which are subject to a Value Securities Escrow Agreement. Of the 16,583,333 shares held in escrow, 10% were released on June 27, 2000, 15% on December 27, 2000, 15% on and the remainder are being released in installments of 2,487,575 shares every six month thereafter. As at June 30, 2001, 12,437,874 shares are held in escrow. Subsequent to June 30, 2001, the third release of 2,487,575 shares was affected leaving a balance of 9,950,299 shares.

## 4. Related party transactions

(in addition to those transactions disclosed elsewhere)

a) The following table discloses the related party transactions for the three month period ended June 30, 2001 as follows:

| Related party | Type of transaction | Terms and conditions | Amount $'s |
|---|---|---|---|
| Directors | Salary/Financial consulting | Normal commercial | 36,250 |
| Officers | Salaries | Normal commercial | 36,250 |
| | | | 72,500 |

b) At June 30, 2001, the Company owed $5,000 to a director related company, which is included within accounts payable and accrued liabilities. The balance represents unpaid amounts relating to unpaid consulting fees.

## 5. Subsequent event

On August 14, 2001, the Company entered into a five-year service agreement with Sprint Corp. ("Sprint") in which the Company's suite of Internet services will be bundled with Sprint's core product and marketed by Sprint to its customers. Under the terms of the agreement, the Company will issue warrants to Sprint entitling them to acquire 2,000,0000 common shares, 300,000 exercisable immediately at US$0.12 per share (CAD$0.20). The balance of 1,700,000 exercisable based on Sprint meeting minimum revenue requirements over the term of the agreement expiring August 31, 2006 at prices ranging from US$0.33 (CAD$0.50) to US $0.66 (CAD$1.00). Requisite regulatory approval of the warrant issue is required.

APPLICATIONS

*For further information:*
IP Applications Corp.
Tel: 604-525-2554
Toll Free: 1-877-604-7277
www.ipapplications.com

Michelle Mollineaux
Marketing Manager
questions@ipapp.com

Nina Tarmohamed
Investor Relations
ir@ipapp.com

02 FEB -5 AM 8:21

**IP Applications Announces Quarter Results for Period Ended June 30, 2001**

**(Vancouver, BC—29 August 2001)** IP Applications Corp. (CDNX:IAP), a developer of managed Internet services and applications, today announced its first fiscal quarter results for the period ended June 30, 2001 – an increase in revenues of 124% over the previous year.

Revenues for the three-month period ended June 30, 2001 were $437,422, compared to revenues for the corresponding comparative period amounting to $195,194. The increase represents significant growth and was a result of additional customer sign-up and expansion of services to existing customers. IP Application's loss totaled $350,741 or $0.01 per share. The loss is primarily due to the increased staffing levels in the technical department to support planned growth and aggressive sales and marketing of its products and services.

"The last quarter has been a period of continued growth and expansion for IP Applications," says Shay Prasad, Chief Financial Officer, of IP Applications Corp. "Our focus has been on controlling costs while delivering exceptional products and services to our clients," he continued.

The complete first quarter report for the period ended June 30, 2001 can be viewed online at the company information section at www.sedar.com

## About IP Applications

IP Applications Corp., headquartered in British Columbia, Canada, is an innovative systems company that develops technology to assist the delivery and management of private branded Internet services, web-based applications and back-office infrastructure. As a full service provider in the Internet market, the company offers cost effective and robust services to over 280 organizations, including Internet Service Providers, telecom providers and cable operators throughout North America. By making Internet services reliable, IP Applications allows its customers to focus on growing their business rather than maintaining it. More information about the company can be found online at www.ipapplications.com

**Forward Looking Statements**

The press release may contain forward-looking statements. Actual events or results may differ materially from those described in the forward-looking statements due to a number of risks, uncertainties and other factors, including but not limited to, the market demand for IP Applications' product and service solutions, intensity of competition, general economic and industry conditions, and delays or difficulties in programs designed to increase sales. Forwardlooking statements are based on management's estimates, beliefs and opinions on the date the statements are made. IP Applications assumes no obligation to update forward looking statements if circumstances or management's estimates, beliefs or opinions should chage.

-###-

**For more information, please contact:** Nina Tarmohamed (604) 525-2554 --- ext. 125
ntarmohamed@ipapp.com

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

## BCF 45-902F

## *Securities Act*

## REPORT OF EXEMPT DISTRIBUTION

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), 19 or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed:

   **IP APPLICATIONS CORP. (the "Issuer")**
   **154 – 555 – 6th Street**
   **New Westminster, B.C., V3L 5H1**
   **Telephone: (604) 525-2554**

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   **The Issuer is an Exchange Issuer.**

3. Describe the type of security and the aggregate number distributed:

   **2,000,000 warrants exercisable for the purchase of 2,000,000 common shares in the capital of the Issuer. The right to exercise 300,000 of the warrants will vest immediately at a price of US$0.132 per share (CDN$0.20). The right to exercise the remaining 1,700,000 warrants will vest at exercise prices ranging from US$0.33 (CDN$0.50) to US$0.66 (CDN$1.00) based on the purchaser meeting minimum revenue requirements. The warrants will expire on August 31, 2006.**

4. Date of the distribution(s) of the Security: **September 4 , 2001**

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   **Section 128(f) of the Rules.**

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

| Full Name and Residential Address of Purchaser | Number of Securities Purchased | Price Per Share (Canadian $) | Total Purchase Price (Canadian $) | Section of Act/Rules and, if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number |
|---|---|---|---|---|
| Sprint Communications Company L.P., 2330 Shawnee Mission Parkway Westwood, Kansas, U.S.A., 66205 | 2,000,000 Warrants | See Item 3 above | See Item 3 above | Section 128(f) of the Rules |

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

**Nil.**

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

**Not applicable.**

| Name and Address of Agent | Compensation Paid (number and type of security and/or cash amount (Canadian $)) | Price Per Share (Canadian $) | Name of Purchaser |
|---|---|---|---|
| | | | |

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

**Not applicable.**

10. If the distribution of the security was made under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

**Not applicable.**

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

**Not applicable.**

The undersigned hereby certifies that the statements made in this report are true and correct:

Dated at Vancouver, British Columbia, this 13th day of September, 2001.

**IP APPLICATIONS CORP.**
Name of Issuer - Please Print

[signature]
Signature

President & CEO.
(Official Capacity - Please Print)

Curt Cranfield.
(Please print here name of individual whose signature appears above, if different from Issuer or agent printed above.)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

02 FEB -5 AM 8:21

# BCF 45-902F
## *Securities Act*
## REPORT OF EXEMPT DISTRIBUTION

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), 19 or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed:

   **IP APPLICATIONS CORP. (the "Company")**
   **154 – 555 – 6th Street**
   **New Westminster, British Columbia, V3L 5H1**
   **Telephone: (604) 525-2554**

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   **The Issuer is an exchange issuer.**

3. Describe the type of security and the aggregate number distributed:

   **Incentive stock options to purchase a total of 167,500 common shares in the capital of the Issuer. The options are exercisable on or before August 9, 2006 at the price of $0.20 per share.**

4. Date of the distribution(s) of the Security: **August 14, 2001.**

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   **Section 74(2)(9) of the Act.**

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

| **Full Name and Residential Address of Purchaser** | **Number of Securities Purchased** | **Price Per Share (Canadian $)** | **Total Purchase Price (Canadian $)** | **Section of Act/Rules and, if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number** |
|---|---|---|---|---|
| Jason Grant<br>2395 West 14th Avenue<br>Vancouver, B.C., V6K 2W2 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |

| | | | | |
|---|---|---|---|---|
| Greg Moore<br>1143 Bennett Drive<br>Port Coquitlam, BC, V7J 2A7 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Barbara Grant<br>Coquitlam, B.C. | 1,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Marc E. Levy<br>118 – 1288 Marinaside Cr.<br>Vancouver, B.C., V6Z 2W5 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Michael Phung<br>1375 Lynn Valley Road<br>North Vancouver, B.C.<br>V6C 2W5 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Jeff Vouladakis<br>1529 East 3rd<br>Vancouver, B.C., V5N 1G8 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Michelle Mollineaux<br>209 – 8495 Jellicoe Street<br>Vancouver, B.C., V5S 1J4 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Stephen Gay<br>7824 – 155th Street<br>Surrey, B.C., V3S 3P4 | 3,750 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Nina Tarmohamed<br>11136 – 160A Street<br>Surry, B.C., V4N 4Z2 | 7,500 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Stan Gruszka<br>Vancouver, B.C. | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Simon Mak<br>2409 Renfrew Street<br>Vancouver, B.C., V5M 3K1 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Cameron Blain<br>1727 Graveley Street<br>Vancouver, B.C., V5L 3A9 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Daniel Hiralez<br>40311 North National Tr.<br>Anthem, Arizona, 85086 | 3,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Shelley Staples<br>3898 Michener Way<br>North Vancouver, B.C.<br>V7K 3C7 | 6,750 | $0.20 | Nil | Section 74(2)(9) of the Act |
| Shay Prasad<br>1704 – 501 Pacific Street<br>Vancouver, B.C., V6Z 2X6 | 100,000 | $0.20 | Nil | Section 74(2)(9) of the Act |
| **Total** | **167,500** | | | |

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

   No proceeds have been derived in British Columbia by the Issuer from the distribution.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

   No person is acting as agent in connection with the distribution. No compensation has been or will be paid to an agent in connection with the distribution.

| Name and Address of Agent | Compensation Paid (number and type of security and/or cash amount (Canadian $)) | Price Per Share (Canadian $) | Name of Purchaser |
|---|---|---|---|
| | | | |

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

   Not applicable.

10. If the distribution of the security was made under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

   Not applicable.

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

   Not applicable.

The undersigned hereby certifies that the statements made in this report are true and correct:

Dated at Vancouver, British Columbia, this 21 day of August, 2001.

IP Applications Corp.
Name of Issuer - Please Print

Signature

Director
(Official Capacity - Please Print)

Curt Cranfield
(Please print here name of individual whose signature appears above, if different from Issuer or agent printed above.)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

02 FEB -3 ... 8:21

**British Columbia Securities Commission**

# QUARTERLY AND YEAR END REPORT

**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/09/30 | 2001/11/27 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| SHAY PRASAD | CFO | 604 525 2554 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| sprasad@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 01/11/29 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"James Estill"* | JAMES ESTILL | 01/11/29 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# SEPTEMBER 30, 2001

# SCHEDULE A

*Interim Consolidated Financial Statements of*

**IP APPLICATIONS CORP.**

*As at and for the six months ended September 30, 2001 (Unaudited – prepared by management)*

**IP APPLICATIONS CORP.**
**Interim Consolidated Balance Sheet** (note 1)
**(Unaudited - prepared by management)**

| | September 30, 2001 | March 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 1,004,098 | $ 1,898,750 |
| Accounts receivable | 217,611 | 123,839 |
| Income taxes recoverable | 60,318 | 60,318 |
| Prepaid expenses | 52,140 | 58,447 |
| | 1,334,167 | 2,141,384 |
| **Capital assets** | 506,840 | 471,813 |
| | **$ 1,841,007** | **$ 2,613,197** |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 181,711 | $ 244,702 |
| **SHAREHOLDERS' EQUITY** | | |
| **Capital stock** (note 3) | | |
| Authorized | | |
| 100,030,000 common shares without par value | | |
| Issued | | |
| 25,097,758 common shares | 3,066,488 | 3,066,488 |
| **Deficit** | (1,407,191) | (697,993) |
| | 1,659,297 | 2,368,495 |
| | **$ 1,841,007** | **$ 2,613,197** |

See notes to interim consolidated financial statements.

**IP APPLICATIONS CORP.**
**Interim Consolidated Statement of Income and Deficit**
**For the six month period ended September 30, 2001**
**(Unaudited - prepared by management)**

| | Six month Period ended September 30, | | Three month Period ended September 30, (note 2) | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Revenue** | | | | |
| Internet application and solution service fees | $ 755,729 | $ 413,867 | $ 318,307 | 218,673 |
| **Direct costs of service fees** | | | | |
| Technical staff – salaries and employee benefits | 271,994 | 142,865 | 109,891 | 71,255 |
| Internet costs | 127,867 | 12,603 | 68,648 | 10,387 |
| Software licenses and permits | 110,679 | 23,979 | 52,090 | 18,453 |
| Equipment leases and supplies | 28,909 | 11,035 | 15,342 | 5,749 |
| | 539,449 | 190,484 | 196,005 | 106,843 |
| **Gross margin** | 216,280 | 223,383 | 72,336 | 112,830 |
| **Operating expenses** | | | | |
| Marketing costs | 398,330 | 88,025 | 166,677 | 57,683 |
| Salaries and employee benefits | 166,119 | 96,271 | 87,215 | 64,022 |
| Consulting | 116,282 | 27,339 | 49,888 | 31,172 |
| General and administrative | 75,131 | 44,035 | 17,657 | 27,435 |
| Rent and occupancy costs | 43,117 | 38,588 | 21,637 | 25,213 |
| Professional fees | 70,766 | 22,557 | 59,375 | 14,414 |
| | 869,745 | 316,816 | 402,449 | 219,940 |
| Loss before the under noted items | (653,466) | (93,433) | (330,113) | (107,110) |
| Interest and other income | 29,418 | 1,282 | 11,464 | 1,282 |
| Amortization | (77,454) | (16,742) | (40,898) | (8,751) |
| Interest, bank charges and foreign exchange | (7,696) | (1,359) | 1,091 | (656) |
| Net Loss for period | (709,198) | (110,252) | (358,457) | (115,901) |
| Retained earnings (deficit), beginning of period | (697,993) | 174,049 | (1,048,734) | 179,698 |
| Retained earnings (deficit), end of period | **$ (1,407,191)** | **$ 63,797** | **$ (1,407,191)** | **63,797** |
| **Earnings (loss) per share, basic and diluted** | **(0.03)** | **(0.01)** | **(0.01)** | **(0.01)** |
| **Weighted average number of common shares used in the calculation of basic earnings (loss) per share** | **25,097,758** | **16,086,800** | | |

See notes to interim consolidated financial statements.

**IP APPLICATIONS CORP.**
**Interim Consolidated Statement of Cash Flows**
**For the six month period ended September 30, 2001**
**(Unaudited - prepared by management)**

| | | Six month Period ended September 30, | | | Three month Period ended September 30, (note 2) | |
|---|---|---|---|---|---|---|
| | | **2001** | **2000** | | **2001** | **2000** |
| **Cash flows from operating activities** | | | | | | |
| Net loss | $ | (709,198) | (110,252) | $ | (358,457) | (115,901) |
| Item not involving cash | | | | | | |
| Amortization | | 77,454 | 16,742 | | 40,898 | 8,751 |
| | | (631,744) | (93,510) | | (317,559) | (107,150) |
| Changes in operating assets and liabilities | | | | | | |
| Accounts receivable | | (93,772) | (39,906) | | 32,104 | (26,058) |
| Prepaid expenses | | 6,337 | | | (10,001) | - |
| Accounts payable and accrued liabilities | | (56,957) | (38,809) | | (41,706) | 33,729 |
| Income taxes payable | | | (27,357) | | | (8,899) |
| | | (776,136) | (199,582) | | (337,162) | (108,378) |
| **Cash flows from investing activities** | | | | | | |
| Payments for capital assets | | (118,516) | (77,258) | | (14,975) | (31,976) |
| **Cash flows from financing activities** | | | | | | |
| Repayment of shareholders' loans | | | (17,405) | | - | |
| Proceeds from share issuances | | | 3,211,881 | | - | 2,650,982 |
| Share issuance costs | | | (169,181) | | - | (17,041) |
| | | | | | - | 2,633,941 |
| **Increase (decrease) in cash** | | (894,652) | 2,748,455 | | (352,137) | 2,493,587 |
| **Cash, beginning of period** | | 1,898,750 | 127,289 | | 1,356,235 | 382,157 |
| **Cash, end of period** | **$** | **1,004,098** | **2,875,744** | **$** | **1,004,098** | **2,875,744** |
| **Supplemental disclosure of cash flow information** | | | | | | |
| Interest received | $ | 29,418 | 1,282 | $ | 11,464 | 1,282 |
| Interest paid | | | | $ | - | - |
| **Supplemental disclosure of non-cash investing and financing activities** | | | | | | |
| Issuance of shares to acquire subsidiary | | | (56,531) | $ | - | (56,531) |

See notes to interim consolidated financial statements.

## 1. Basis of presentation of financial statements

It is recommended that these interim financial statements should be read in conjunction with the Annual Report for the year ended March 31, 2001. The accounting policies applied to the preparation of the interim financial statements are consistent with those applied to the previous financial year end.

## 2. *Restatement*

The interim consolidated statements of income and deficit and cash flows for the six-month period ended financial September 30, 2000 have been restated to reflect adjustments from the audit of the accounts for the year ended March 31, 2001.

## 3. Capital stock

a) At September 30, 2001, the following share purchase options are outstanding:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| June 23, 2005 | $0.80 | 580,000 |
| July 7, 2005 | $1.24 | 60,000 |
| August 28, 2005 | $1.28 | 50,000 |
| September 28, 2005 | $1.28 | 20,000 |
| October 11, 2005 | $1.32 | 20,000 |
| October 13, 2005 | $1.32 | 50,000 |
| November 30, 2005 | $1.20 | 14,000 |
| January 11, 2006 | $1.00 | 25,000 |
| February 26, 2006 | $0.75 | 50,000 |
| March 21, 2006 | $0.75 | 60,000 |
| April 4, 2006 | $0.80 | 20,000 |
| May 14, 2006 | $0.75 | 45,000 |
| August 9, 2006 | $0.20 | 167,500 |

Subsequent to September 30, 2001, the following stock options were cancelled:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| March 21, 2006 | $0.75 | 20,000 |
| April 4, 2006 | $0.80 | 20,000 |
| August 9, 2006 | $0.20 | 6,000 |

b) At September 30, 2001, the following share purchase warrants are outstanding:

| Expiry Date | Exercise Price | Currency | Number of Shares |
|---|---|---|---|
| September 27, 2001/2002 | $2.00/$2.50 | CAD | 883,334 |
| May 25, 2002 | $0.22 | CAD | 1,421,000 |
| July 1, 2003/2004/2005/2006 | $0.33/$0.495/$0.578/$0.66 | USD | 1,700,000 |
| August 31, 2006 | $0.132 | USD | 300,000 |

c) Included in capital stock are 16,583,333 shares, which were issued as part of the reverse acquisition and recapitalization, which are subject to a Value Securities Escrow Agreement. Of the 16,583,333 shares held in escrow, 10% were released on June 27, 2000, 15% on December 27, 2000, 15% on June 27, 2001 and the remainder are being released in installments of 2,487,575 shares every six month thereafter. As at September 30, 2001, 9,950,299 shares are held in escrow.

**4. Related party transactions**
(in addition to those transactions disclosed elsewhere)

a) The following table discloses the related party transactions for the six month period ended September 30, 2001 as follows:

| Related party | Type of transaction | Terms and conditions | Amount $'s |
|---|---|---|---|
| Directors | Salary/Financial consulting | Normal commercial | 61,500 |
| Officers | Salaries | Normal commercial | 72,500 |
| | | | 134,000 |

APPLICATIONS

*For further information:*
IP Applications Corp.
Tel: 604-525-2554
Toll Free: 1-877-604-7277

Michelle Mollineaux
Marketing Manager
questions@ipapp.com

Nina Tarmohamed
Investor Relations
**ir@ipapp.com**

**IP Applications Announces Quarter Results for Period Ended September 30, 2001**

**(Vancouver, BC—29 November 2001)** IP Applications Corp. (CDNX:IAP), a developer of managed Internet services and applications, today announced its second quarter results for the three-month period ended September 30, 2001 reporting an increase in revenues of 46% over the previous year.

Net revenues for the three-month period ended September 30, 2001 were $318,307 compared to revenues for the corresponding comparative period amounting to $218,673. The increase was a result of additional customer sign-up and addition of services to existing customers. IP Application's loss totaled $358,457 or $0.01 per share compared to losses for the corresponding comparative period amounting to $115,901. The loss is primarily due to costs associated with growth and continued implementation of an aggressive sales and marketing program to raise corporate awareness and differentiate products and services to the target market.

"We are continuing to closely monitor costs while maximizing opportunities and market demand to provide our exceptional products and services," says Curt Cranfield, President and CEO, of IP Applications Corp. "The last 8 months have been crucial to the Company's development as we continued to lay a solid foundation from which we can grow. As more and more companies in our markets look to reduce costs and improve efficiencies, they are recognizing the value proposition we represent," he continued. "By outsourcing IT infrastructure to IP Applications, our clients can maintain services levels, exceed expectations and remain competitive."

The complete second quarter report for the period ended September 30, 2001 can be viewed online at the company information section at www.sedar.com

**About IP Applications**
IP Applications Corp., headquartered in British Columbia, Canada, is an innovative systems company that develops technology to assist the delivery and management of private branded Internet services, web-based applications and back-office infrastructure. As a full service provider in the Internet market, the company offers cost effective and robust services to over 280 organizations, including Internet Service Providers, telecom providers and cable operators throughout North America. By making Internet services reliable, IP Applications allows its customers to focus on growing their business rather than maintaining it. More information about the company can be found online at www.ipapplications.com

**Forward Looking Statements**
The press release may contain forward-looking statements. Actual events or results may differ materially from those described in the forward-looking statements due to a number of risks, uncertainties and other factors, including but not limited to, the market demand for IP Applications' product and service solutions, intensity of competition, general economic and industry conditions, and delays or difficulties in programs designed to increase sales. Forward-looking statements are based on management's estimates, beliefs and opinions on the date the statements are made. IP Applications assumes no obligation to update forward-looking statements if circumstances or management's estimates, beliefs or opinions should change.

*For further information:*
IP Applications Corp.
Tel: 604-525-2554
Toll Free: 1-877-604-7277

Michelle Mollineaux
Sales and Marketing
questions@ipapp.com

Nina Tarmohamed
Investor Relations
ir@ipapp.com

BIG PIPE friendly technologies iP APPLICATIONS

# IP Applications, Friendly Technologies and BIG PIPE form alliance to serve the cable industry

**With market turmoil, alliance will provide solution for outsourced Internet services**

VANCOUVER, BC, Nov. 20 /CNW/ - IP Applications Corp. (CDNX:IAP), a provider of outsourced Internet services, Friendly Technologies, a developer of client and server software solutions, and BIG PIPE Inc, a Shaw Communications company (NYSE: SJR) and a transport and Internet connectivity provider, announced today that they have joined forces to launch an Alliance aimed at delivering turnkey solutions that allow cable operators offering Internet solutions to remain competitive, grow revenues and maintain customers. The Alliance will provide cable and Multiple Service Operators (MSO's) with best of breed solutions in customer acquisition and retention, high-speed Internet access, provisioning, billing, account management and customer care.

"With the shake up in the Internet cable space, we saw an opportunity to develop this Alliance to provide outsourced solutions to cable providers throughout North America," says Curt Cranfield, President & CEO of IP Applications. "The Alliance will evaluate current network requirements and services provided by the cable operator and recommend an appropriate solution based on our knowledge and experience. Each Alliance member is a leader in their respective service offering, and together we provide one-stop-shopping for cable companies seeking to maintain profitability and competitiveness."

"Remote qualification, self-installation, and account setup enables cable service providers to expedite subscriber acquisition, eliminate costly 'truck- roll', and reduce support costs - all factors that positively impact the bottom line." said Romie Sidabras, COO of Friendly Technologies. "The Alliance will provide the cable market with a solution that delivers a solid return on investment and creates a high level of competitive advantage for broadband cable companies to leverage."

Broadband communications services such as Internet connectivity to businesses is deemed mission critical and demands a scalable and reliable network. "The Alliance offers organizations the ability to create their Internet business quickly and profitably without the massive effort required to build the complex infrastructure themselves. As the backbone network provider for Shaw Communications Inc, one of North America's largest cable Internet Service Providers, BIG PIPE is proud to deliver scalable bandwidth requirements as a part of Alliance's Internet Service Provider (ISP) solutions", says Greg MacLean, VP and General Manager of BIG PIPE Inc.

The Alliance will showcase their solutions at a shared booth (No. 5433) at the Western Show 2001 in Anaheim California from November 27 to 30, 2001.

-more-

**About Friendly Technologies**

Friendly Technologies (www.friendly-tech.com) enables BSPs and MSOs to create and mange a wide range of value added services over IP networks. Friendly provides a complete solution for the "last 6 feet" (subscriber side), allowing BSPs to efficiently manage and monitor the crucial phase of new service deployment and continuously supply value added broadband services, such as: Internet access (via dial-up, xDSL,cable, fixed wireless), VPN, video, audio , voice over IP services, services for home networking, and services over 2.5G and 3G cellular networks. Friendly's core competency is comprised of the following elements: smart clients for the PC, robust servers, Web-based systems, self-healing technology (APR) and interface interoperability to back office systems.

**About BIG PIPE Inc.**

BIG PIPE Inc is a broadband communications company that was established to meet the demands for Internet Protocol (IP) based communications solutions in the North America business market. BIG PIPE's network runs across North America and consists of a redundant two-fibre route backbone. The entire network is owned, operated and controlled by BIG PIPE, a Shaw company. Visit www.bigpipeinc.com for more information.

**About IP Applications Corp.**

IP Applications Corp. (CDNX: IAP) is an innovative systems company that develops technology to assist the delivery and management of private branded Internet services, Internet-based applications and back-office infrastructure, such as email, authentication, email virus scanning, billing and customer care. As a leading provider in this market, the company offers cost effective and robust services to over 280 organizations, including Internet Service Providers, telecom providers and cable operators throughout North America. By making Internet services reliable, IP Applications allows its customers to focus on growing their business rather than maintaining it. More information about the company can be found online at www.ipapplications.com.

###

02 FEB -5 ... 21

1. A. **IDENTIFICATION OF INDIVIDUAL COMPLETING FORM**

| LAST NAME | FIRST AND MIDDLE NAMES |
|---|---|
| PRASAD | SHALEN |
| NAME OF ISSUER (State the name of the company that is listed on CDNX. If this form is submitted in connection with an initial application for listing, state the name of the company which has made application for listing) | |
| | |

| PRESENT AND PROPOSED POSITION(S) WITH THE ISSUER - check (√) all positions below that are applicable. | IF DIRECTOR/OFFICER PROVIDE THE DATE ELECTED/APPOINTED | | | IF OFFICER - PROVIDE TITLE<br>IF OTHER - PROVIDE DETAILS |
|---|---|---|---|---|
| | M | D | Y | |
| ☒ Director ☐ Officer<br>☐ Insider ☐ Control Person<br>☐ Promoter/Founder<br>☐ Investor Relations/Market-making<br>☐ Other | | | | |

B.

| Provide any legal names, other than the name given in Question 1A, and assumed names or nicknames under which you have carried on business or have otherwise been known. *Note: Please include information regarding any name change(s) resulting from marriage, divorce, court order or any other process. | FROM | | TO | |
|---|---|---|---|---|
| | M | Y | M | Y |
| PRASAD, SHAY (NICK NAME SINCE BIRTH) | | | | |
| | | | | |

2. **PERSONAL INFORMATION**

** Attach a photocopy of a piece of identification issued by a government authority (such as a driver's license or passport) that contains your photograph.

A.

| TELEPHONE NUMBERS | | |
|---|---|---|
| RESIDENTIAL | BUSINESS | FAX |
| Area Code (604) 974-0177 | Area Code (604) 725-0771 | Area Code ( ) |
| | | |



Received 2002-Jan-25 04:00pm From-604 602 6986 To- Page 002

B.

| DATE OF BIRTH | | | PLACE OF BIRTH | | |
|---|---|---|---|---|---|
| M | D | Y | City | Province/State | Country |
| 11 | 08 | 1968 | SUVA | | FIJI |

C.

| Sex | Height | Weight | Eye Colour | Hair Colour |
|---|---|---|---|---|
| ☒ MALE<br>☐ FEMALE | 6' 2" | 180lbs | Brown | Black |

D.

| MARITAL STATUS | FULL NAME OF SPOUSE - include common-law | OCCUPATION OF SPOUSE |
|---|---|---|
| SINGLE | | |

E.

| CITIZENSHIP | | YES | NO |
|---|---|---|---|
| (i) | Are you a Canadian Citizen? | X | |
| (ii) | Are you a permanent resident/landed immigrant of Canada? (See the definition of permanent resident in the instructions at the beginning of this form) | | |
| (iii) | If "Yes" to Question 2F(i), the number of years of continuous residence in Canada: ________Years | | |

F.

| DUAL CITIZENSHIP | | YES | NO |
|---|---|---|---|
| (i) | Do you hold citizenship in any country other than Canada? | | X |
| (ii) | If "Yes" to Question 2F(i), the name of the Country(s): | | |

G.

| COUNTRY WHERE PASSPORT WAS ISSUED | CITY WHERE PASSPORT WAS ISSUED | DATE PASSPORT WAS ISSUED | | | PASSPORT NUMBER |
|---|---|---|---|---|---|
| | | M | D | Y | |
| CANADA | VANCOUVER | | | | VK 345633 |

H.

| DRIVER'S LICENCE NUMBER | PROVINCE/STATE WHERE DRIVER'S LICENSE WAS ISSUED | SOCIAL INSURANCE/SECURITY NUMBER |
|---|---|---|
| 668 7547 | BRITISH COLUMBIA | 642 109 649 |

3. **RESIDENTIAL HISTORY** - Provide all residential addresses for the past **10 YEARS** starting with your current principal residential address. If you are unable to correctly identify the complete residential address for a period which is beyond five years from the date of completion of this Form, the municipality and province or state and country must be identified. The Exchange reserves the right to nevertheless require the full address.

| STREET ADDRESS, CITY, PROVINCE/STATE, COUNTRY & POSTAL/ZIP CODE | FROM | | TO | |
|---|---|---|---|---|
| | M | Y | M | Y |
| #1704-501 PACIFIC ST, VANCOUVER, B.C V6Z 2X6 | 01 | 2000 | PRESENT | |
| #807-819 HAMILTON ST, VANCOUVER B.C V6B 6M2 | 08 | 98 | 12 | 99 |
| 4917 DOMINION STREET, BURNABY, B.C | 01 | 96 | 07 | 98 |
| 224 BEDFORD PLACE N.E. CALGARY, AB T3K 2K5 | 01 | 90 | 12 | 95 |
| | | | | |

4. A. **EDUCATIONAL HISTORY** - Provide your educational history starting with the most recent. Include secondary (e.g. high school) and post secondary education (e.g. university, college, technical institute etc.).

| SCHOOL | LOCATION | DEGREE OR DIPLOMA | TO | | | |
|---|---|---|---|---|---|---|
| | | | M | D | Y | |
| SOUTHERN ALBERTA INSTITUTE OF TECHNOLOGY | CALGARY | BUSINESS PROGRAM | 09 | 93 | 04 | 95 |
| GOSPEL HIGH SCHOOL | FIJI | HIGH SCHOOL DIPLOMA | 01 | 83 | 11 | 86 |
| | | | | | | |
| | | | | | | |

B.

| Professional designation(s) - Provide any professional designation held. For example, Barristers & Solicitor, C.A., C.M.A., C.G.A., P.Eng., P.Geol., and C.F.A., etc. and indicate by whom and the date the designations were granted | | | | | | |
|---|---|---|---|---|---|---|
| PROFESSIONAL DESIGNATION | GRANTER OF DESIGNATION | DATE GRANTED | | | IN EFFECT? | |
| | | M | D | Y | Y | N |
| CERTIFIED PUBLIC ACCOUNTANT (CPA) | STATE OF DELAWARE USA | 08 | 16 | 2000 | ✓ | |
| CERTIFIED MANAGEMENT ACCOUNTANT (CMA) | CMA SOCIETY OF B.C. | 10 | 04 | 1997 | ✓ | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

5. **EMPLOYMENT HISTORY** - Provide your employment history for the 10 years immediately prior to the date of this form starting with your current employment. Use an attachment if necessary.

| EMPLOYER NAME | EMPLOYER ADDRESS | POSITION HELD | FROM | | TO | |
|---|---|---|---|---|---|---|
| | | | M | Y | M | Y |
| LOOK COMMUNICATIONS INC | 1050-555 HASTINGS ST VANCOUVER | VP, MERGERS & ACQUISITION | 11 | 99 | 12 | 2000 |
| I.D. INTERNET DIRECT | 1050-555 HASTINGS ST VANCOUVER, B.C | VP, FINANCE | 01 | 99 | 11 | 99 |

| | | | | | | |
|---|---|---|---|---|---|---|
| CANADA INTERNET DIRECT INC. | 1050-555 HASTINGS ST. VANCOUVER | VP, FINANCE | 12 | 95 | 01 | 99 |
| ARGON GROUP | 777-8th AVE. CALGARY | ACCOUNTANT | 08 | 94 | 10 | 95 |
| FIRST CALGARY FINANCIAL | 510 16th AVE CALGARY | CORPORATE ACCOUNTING | 01 | 88 | 07 | 94 |
| | | | | | | |

## 6. POSITIONS WITH OTHER ISSUERS

| | | YES | NO |
|---|---|---|---|
| A. | While you were a director, senior officer or insider of an issuer, did any stock exchange or similar self regulatory organization ever refuse approval for listing or quotation of that issuer? If yes, attach full particulars. | | X |

B. Provide the names of each reporting issuer and each other issuer with continuous disclosure obligations (ie., a "public company") of which you are now. or during the last 10 years, have been a director, officer, promoter, insider or control person. State the position(s) you held and the periods during which you held those positions. Use an attachment if necessary.

| NAMES OF (REPORTING) ISSUERS | POSITIONS HELD WITH ISSUER | NAME OF STOCK MARKET ON WHICH IT TRADED | FROM | | TO | |
|---|---|---|---|---|---|---|
| | | | M | Y | M | Y |
| LOOK COMMUNICATIONS INC | VP, MERGERS & ACQUISITION | CDNX | 11 | 99 | 12 | 2000 |
| I D INTERNET DIRECT | VP, FINANCE | CDNX | 01 | 99 | 11 | 99 |
| CANADA INTERNET DIRECT | VP, FINANCE | CDNX | 12 | 95 | 01 | 99 |
| (SOLE OPERATING subsidiary of ID INTERNET DIRECT) | | | | | | |
| | | | | | | |
| | | | | | | |

## 7. OFFENCES

| | | YES | NO |
|---|---|---|---|
| A. | OFFENCES (See General Instructions for definition of "offense".) | | |
| | Have you ever pleaded guilty to or been found guilty of an offence? | | X |
| B. | CURRENT CHARGES, INDICTMENTS OR PROCEEDINGS | | |
| | Are you the subject of any current charge, indictment or proceeding for an offence? | | X |

**If you answered "Yes" to any of the items in Question 7, attach full particulars.**

8. **ADMINISTRATIVE PROCEEDINGS**

| | | YES | NO |
|---|---|---|---|
| A. | **PROCEEDINGS BY SECURITIES REGULATORY AUTHORITY (Refer to definitions) Has any securities commission or other securities regulatory authority ever:** | | |
| | (i) prohibited or disqualified you under securities, corporate or any other legislation from acting as a director or officer of an issuer? | | X |
| | (ii) refused to register or license you to trade securities or restricted, suspended or cancelled your registration or license? | | X |
| | (iii) refused to issue a receipt for a prospectus or other offering document or denied any application for listing or quotation or any other similar application? | | X |
| | (iv) issued a cease trading or similar order against you? | | X |
| | (v) issued an order that denied you the right to use any statutory prospectus or registration exemptions? | | X |
| | (vi) taken any other proceeding of any nature or kind against you? | | X |
| B. | PROCEEDINGS BY STOCK EXCHANGE OR OTHER SELF REGULATORY ORGANIZATION | | |
| | Have you been reprimanded, suspended, fined or otherwise been the subject of any disciplinary proceedings of any nature or kind whatsoever, in any jurisdiction, by a self-regulatory organization? | | X |
| C. | CURRENT PROCEEDINGS BY SECURITIES REGULATORY AUTHORITY OR SELF REGULATORY ORGANIZATION. Are you now, in <u>any</u> jurisdiction, the subject of: | | |
| | (i) a notice of hearing or similar notice issued by a securities commission or similar securities regulatory authority? | | X |
| | (ii) a proceeding by a stock exchange or any self regulatory organization? | | X |
| | (iii) settlement discussions or negotiations for settlement of any nature or kind whatsoever with any securities commission or other securities regulatory authority or any stock exchange or any self regulatory organization? | | X |
| D. | SUSPENSION OR TERMINATION OF EMPLOYMENT | | |
| | Has a firm or company registered under the securities laws of any jurisdiction as a securities dealer, broker, investment adviser or underwriter, suspended or terminated your employment for cause? | | X |
| | Has you employment in a sales, investment or advisory capacity with any firm or company engaged in the sale of real estate, insurance or mutual funds ever been terminated for cause? | | X |
| E. | SETTLEMENT AGREEMENT | | |
| | Have you entered into a settlement agreement with a securities regulatory authority, self regulatory organization or an attorney general or comparable official or body in any jurisdiction in a matter that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, unregistered distributions, failure to disclose material facts or changes or similar conduct by you, or any other settlement agreement with respect to any other violation of securities legislation or the rules of any self regulatory organization? | | X |

**If you answered "YES" to any of the items in Question 8, attach full particulars.**

## 9. CIVIL PROCEEDINGS

| | | | YES | NO |
|---|---|---|---|---|
| A. | JUDGEMENT, GARNISHMENT AND INJUNCTIONS<br>Has a civil court in any jurisdiction: | | | |
| | (i) | rendered a judgement or ordered garnishment against you in a civil claim by consent or otherwise based in whole or in part on fraud, theft, deceit, misrepresentation, civil conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, unregistered distribution, failure to disclose material facts or changes or similar conduct? | | X |
| | (ii) | issued an injunction or similar ban against you by consent or otherwise in a civil claim described in question 9A(i)? | | X |
| B. | CURRENT CLAIMS | | | |
| | Are you now the subject, in any jurisdiction, of a civil claim that is based in whole or in part on actual or alleged fraud, theft, deceit, misrepresentation, civil conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, unregistered distributions, failure to disclose material facts or changes or similar conduct on your part? | | | X |
| C. | SETTLEMENT AGREEMENT | | | |
| | Have you entered into a settlement agreement, in any jurisdiction, in a civil action that involved actual or alleged fraud, theft, deceit, misrepresentation, civil conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, unregistered distributions, failure to disclose material facts or changes or similar conduct on your part? | | | X |

**If you answered "YES" to any of the items in Question 9, attach full particulars.**

## 10. PERSONAL BANKRUPTCY

| | | | YES | NO |
|---|---|---|---|---|
| A. | Have you in any jurisdiction within the past 10 years: | | | |
| | (i) | had a petition in bankruptcy issued against you or made a voluntary assignment in bankruptcy? | | X |
| | (ii) | made a proposal under any legislation relating to bankruptcy or insolvency? | | X |
| | (iii) | been subject to or instituted any proceeding, arrangement or compromise with creditors? | | X |
| | (iv) | had a receiver, receiver-manager or trustee appointed by or at the request of creditors, either privately or through court process, to hold your assets? | | X |
| | (v) | are you now an undischarged bankrupt? | | X |

If you answered "YES" to any of the items in Question 10, attach a copy of any discharge, release or other applicable document.

## 11. PROCEEDINGS AGAINST ISSUER

| | | | YES | NO |
|---|---|---|---|---|
| A. | To the best of your knowledge, were you or have you ever been a director, officer, promoter, insider, or control person of an issuer, in any jurisdiction, at the time of events that led to or resulted: | | | |
| | (i) | in the issuer pleading guilty to, or being found guilty of, an offence based in whole or in part on fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, unregistered distributions, failure to disclose material facts or changes or similar conduct? | | X |
| | (ii) | in a pending charge, indictment or proceeding against the issuer, for an offence described in question 11(A)(i)? | | X |
| | (iii) | in a securities regulatory authority (and, where indicated, other regulatory authority): | | |
| | (a) | refusing, restricting, suspending or cancelling the registration or licensing of the issuer to trade securities or<br><br>any other regulatory authority authorized to license the sale of real estate, insurance or mutual funds refusing, restricting, suspending or cancelling the registration or licensing of the issuer to sell or trade real estate, insurance or mutual fund products? | | X |
| | (b) | issuing a cease trading or similar order of any nature or kind whatsoever against the issuer, other than an order for failure to file financial statements that was revoked within 30 days of its issuance? | | X |
| | (c) | issuing an order that denied the issuer the right to use any statutory prospectus or registration exemptions? | | X |
| | (d) | taking any other proceeding of any nature or kind against the issuer? | | X |
| | (e) | issuing a current notice of hearing or similar notice against the issuer? | | X |
| | (iv) | in a trading halt, suspension or delisting of the issuer by a self regulatory organization or similar organization (other than in the normal course for proper dissemination of information, including in the normal course pursuant to a reverse take-over or similar | | X |
| | (v) | in a current proceeding of any nature or kind against the issuer by a self regulatory organization? | | X |
| | (vi) | in a civil court: | | X |
| | (a) | rendering a judgment or ordering garnishment in a claim against the issuer by consent or otherwise based in whole or in part on fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, unregistered distributions, failure to disclose material facts or changes or similar conduct? | | X |
| | (b) | issuing an injunction or similar ban against the issuer by consent or otherwise in a claim described in question 11A(i)? | | X |
| | (vii) | in a current civil claim against the issuer that is based in whole or in part on actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, unregistered distributions, failure to disclose material facts or changes or similar conduct? | | X |
| | (viii) | in the issuer entering a settlement agreement with a securities regulatory authority, self regulatory organization or attorney general or comparable official or body in any jurisdiction in a matter that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, unregistered distributions, failure to disclose material facts or changes or similar conduct by the issuer, or involved in any other violation of securities legislation or a self regulatory organization's rules? | | X |

11. **PROCEEDINGS AGAINST ISSUER** (continued)

| | | YES | NO |
|---|---|---|---|
| (ix) | in the issuance of a petition in bankruptcy against the issuer or a voluntary assignment in bankruptcy? | | X |
| (x) | in a proposal by the issuer under any legislation relating to bankruptcy or insolvency? | | X |
| (xi) | in proceedings against the issuer under any legislation relating to winding up, dissolution or companies' creditors arrangements? | | X |
| (xii) | in a proceeding, arrangement, proposal or compromise by the issuer with creditors? | | X |
| (xiii) | In the appointment of a receiver, receiver-manager or trustee by or at the request of creditors, either privately or through court process, to hold the issuer's assets? | | X |
| B. | Is an issuer in any jurisdiction of which you are now a director, officer, promoter or control person, now an undischarged bankrupt? | | X |

If you answered "YES" to any of the items in Question 11, attach full particulars and attach a copy of any discharge, release or other applicable document.

**CAUTION**

A person who makes a false statement by statutory declaration commits an indictable offence under the *Criminal Code* (Canada). The offence is punishable by imprisonment for a term not exceeding fourteen years. Steps may be taken to verify the answers you have given in this form, including verification of information relating to any previous criminal record.

## ACKNOWLEDGMENT AND CONSENT

As evidenced by my signature below, I, the undersigned, hereby acknowledge and provide my express consent to the Canadian Venture Exchange Inc. to request, obtain and provide any information whatsoever (which may include personal, confidential, non-public, criminal or other information) from or to any source, including, but not limited to any regulatory, securities regulatory, investigative, criminal or self-regulatory agency or organization as permitted by law in any jurisdiction in Canada or elsewhere.

January 15 / 2001
Date

Signature of Person Completing this Form

## STATUTORY DECLARATION

I, SHAM PRASAD solemnly declare that:
(Print Name of Person Completing this Form)

(a) I have read and understand the questions, cautions, acknowledgment and consent in this form and the answers I have given to the questions in this form and in any attachments to it are true and correct except where stated to be to the best of my knowledge in which case I believe the answers to be true;

(b) I make this solemn declaration conscientiously believing it to be true and knowing it is of the same legal force and effect as if made under oath and by virtue of the *Canada Evidence Act*; and

(c) in consideration for the approval of the Canadian Venture Exchange Inc. in regard to my involvement with any Exchange Issuer, I hereby agree to submit and return and attorn to the jurisdiction to the courts in the Province of Alberta, to the jurisdiction of the Canadian Venture Exchange Inc., and wherever applicable, the Governors, directors and committees thereof. I further agree to be bound by and comply with all Exchange Requirements. I agree that any acceptance or non-disapproval granted by the Exchange pursuant to this form may be revoked, terminated or suspended at any time in accordance with the then applicable rules, policies, by-laws, rulings and regulations of the Exchange. In the event of any revocation, termination, or suspension, I agree to immediately terminate my association with any Exchange Issuer to the extent required by the Exchange and I agree that thereafter I will not accept employment with or perform services of any kind for any Exchange Issuer, except with the prior written acceptance of the Exchange.

DECLARED before me at the City of VANCOUVER in the Province (or State) of BRITISH COLUMBIA this 15 day of January, 2001.

(Signature of Person Completing this Form)

Signature of Notary Public M. PINSKY
for British Columbia

My appointment ~~Expires:~~ is unlimited

*Note: THIS FORM MUST BE DECLARED BEFORE A PERSON WHO IS A NOTARY PUBLIC IN AND FOR THE JURISDICTION IN WHICH IT IS DECLARED.



Received 2002-Jan-25 04:00pm From-604 602 6986 To- Page 010

DRAFT No. 1

# Proxy

02 FEB -5 AM 8:21

**ANNUAL GENERAL MEETING OF MEMBERS OF**
**IP APPLICATIONS CORP.**
**TO BE HELD AT 595 HOWE STREET**
**SUITE 1000, VANCOUVER, B.C.**
**ON FRIDAY, SEPTEMBER 17, 2001, AT 10:30 A.M.**

**THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY**

**The undersigned member ("Member") of the Company hereby appoints JimEstill,** a director of the Company, or failing this person, Curt Cranfield, the President of the Company, or in the place of the foregoing____________________________ *(print the name),* as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the members of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the Member were present at the Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

## Resolutions:

*(For full details of each item, see the enclosed Notice of Meeting and Information Circular.)*

| | | | |
|---|---|---|---|
| | | **For** | **Against** |
| 1. | To determine the number of directors at five (5) | ☐ | ☐ |
| 2. | To elect each of the following persons as a Director of the Company: | **For** | **Withhold** |
| | Curt Cranfield | ☐ | ☐ |
| | John Darch | ☐ | ☐ |
| | James Estill | ☐ | ☐ |
| | Joe Moosa | ☐ | ☐ |
| 3. | To appoint J.M. Tucker Inc., Chartered Accountants as Auditor of the Company | ☐ | ☐ |
| | | **For** | **Against** |
| 4. | To authorize the Directors to fix the Auditors' remuneration | ☐ | ☐ |
| 5. | To pass an ordinary resolution of the disinterested shareholders of the Company authorizing an increase in the maximum number of shares to be reserved for issuance under the stock option plan from 1,600,000 to 3,000,000 | ☐ | ☐ |
| 6. | To transact such other business as may properly come before the Meeting | ☐ | ☐ |

**The Member hereby revokes any proxy previously given to attend and vote at the Meeting.**

**SIGN HERE:** ______________________________

**Please Print Name:** ______________________________

**Date:** ______________**, 2001.**

***THIS INSTRUMENT OF PROXY IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED</u>.***

***SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.***

330701\AGM2001\0368

# PROXY INSTRUCTIONS

1. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Member or by his/her attorney duly authorized by the Member in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by Pacific Corporate Trust Company, the Company's Registrar and Transfer Agent.

3. ***A Member who wishes to attend the Meeting and vote on the resolutions in person*** may do so as follows:

   (a) ***If the Member is registered as such on the books of the Company***, simply register the Member's attendance with the Company's scrutineers at the Meeting.

   (b) ***If the securities of a Member*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

4. ***A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. ***Where no choice*** is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified ***an affirmative vote***.

   (b) ***To appoint another person***, who need not be a member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided and then sign, date and return the Instrument of Proxy. ***Where no choice*** is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy ***confers discretionary authority*** upon the Member's appointed proxyholder.

5. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll*** of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. ***With respect to any amendments or variations*** of any of the resolutions set out on the Instrument of Proxy, or additional matters which may properly come before the Meeting, the securities will be voted by the appointed proxyholder ***as the proxyholder in his/her sole discretion sees fit***.

6. ***If the Member specifies a choice*** with respect to the resolutions set out on the Instrument of Proxy and returns the Instrument of Proxy, ***the Member may still attend the Meeting*** and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

***To be represented at the Meeting,*** **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

**The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.**

**Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote**

# IP APPLICATIONS CORP.

## NOTICE OF ANNUAL GENERAL MEETING
## AND
## INFORMATION CIRCULAR

FOR THE

## 2001 ANNUAL GENERAL MEETING
## OF MEMBERS

**To Be Held On**
**September 17, 2001**

**at 10th Floor, 595 Howe Street,**
**Vancouver, British Columbia**

# IP APPLICATIONS CORP.

## 154 – 555 – 6th Street
## New Westminster, British Columbia
## V3L 5H1

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2001 annual general meeting of the members of **IP APPLICATIONS CORP.** (the "**Company**") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on September 17, 2001, at the hour of 10:30 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2001.

2. To determine the number of directors at five (5).

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year.

5. To authorize the directors to fix the remuneration to be paid to the auditor.

6. To consider and if thought fit to pass an ordinary resolution to increase the maximum number of shares reserved for issuance under the Company's 2000 Stock Option Plan, as set out in the Information Circular accompanying this notice of meeting.

7. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of the 9th day of August, 2001.

**ON BEHALF OF THE BOARD**

"Curt Cranfield"

**CURT CRANFIELD, PRESIDENT**

# IP APPLICATIONS CORP.

## 154 – 555 – 6th Street
## New Westminster, British Columbia
## V3L 5H1

**INFORMATION CIRCULAR**
(as at August 9, 2001 unless otherwise noted)

**Annual General Meeting of Shareholders**
**To Be Held on September 17, 2001**

### SOLICITATION OF PROXIES

**This Information Circular is furnished in connection with the solicitation of proxies by the management of IP APPLICATIONS CORP. (the "Company") to be voted at the Annual General Meeting of the Company to be held on September 17, 2001, and at any adjournment thereof (the "Meeting") for the purposes set forth in the Notice of Meeting.**

The solicitation of proxies will be primarily by mail, but may also be solicited by telephone or other personal contact by directors or employees of the Company who will not receive any extra compensation for such activities. All costs of this solicitation will be borne by the Company. Certain nominees or fiduciaries will be required to forward the proxy material prepared for the Meeting to their principals and to obtain authorization for the execution of proxies, and the Company may reimburse such nominees or fiduciaries for their reasonable costs incurred with respect thereto.

### ADVANCE NOTICE OF MEETING

Advance notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the *Company Act* (British Columbia) was delivered to the British Columbia Securities Commission and the Canadian Venture Exchange Inc. (the ("**CDNX**") and was published in the Vancouver Province newspaper on July 16, 2001. No nominations for election as director were received pursuant to such notice.

### APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "**Management Proxyholders**").

**A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.**

## EXERCISE OF VOTE BY PROXY

Common shares of the Company (the "**Shares**") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "**shareholder**") on any ballot that may be called for.

**If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.**

**The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

## COMPLETION AND RETURN OF PROXY

To be effective, completed proxies must be received at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing or, if the shareholder is a corporation, under its seal or by a duly authorized officer or attorney thereof. The instrument empowering any such attorney or officer, or a notarially certified copy thereof, must be deposited along with the proxy.

## NON-REGISTERED SHAREHOLDERS

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.** More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to** Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

## REVOCATION OF PROXIES

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.**

## VOTING SHARES AND RECORD DATE

The authorized capital of the Company consists of 100,030,000 common shares, of which 25,097,758 common shares are issued and outstanding.

Shareholders are entitled to one vote for each common share held. The directors of the Company have fixed **August 9, 2001** as the record date for the determination of the shareholders entitled to receive

notice of and to vote at the Meeting. Each shareholder of record on the books and records of the Company as at such date is entitled to vote as aforesaid at the Meeting or any adjournment thereof.

## PRINCIPAL HOLDERS OF SHARES

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

| Name of Shareholder | Number of Shares | Percentage of Issued Shares |
|---|---|---|
| Curt Cranfield | 3,752,500 | 14.95% |
| Sarah Scarfe | 3,751,500 | 14.95% |
| Kelly Carmichael | 3,751,500 | 14.95% |

The above information was supplied by the registrar and transfer agent and Management for the Company.

## VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two persons holding or representing by proxy not less than one-tenth of the outstanding shares of the Company which are entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

## PARTICULAR MATTERS TO BE ACTED UPON

### *Financial Statements*

The Audited Financial Statements of the Company for the period ending March 31, 2001 (the "**Financial Statements**"), together with the Auditor's Report thereon, will be presented to the members at the Meeting. The Financial Statements, together with the Auditor's Report thereon and Directors' Report to members are being mailed to members of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to members, Notice of Meeting, Information Circular and Proxy will be available from the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or the Company's Registered Office, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

### *Appointment of Auditor*

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of J.M. Tucker Inc., Chartered Accountants, Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

### *Election of directors*

Each director of the Company is elected annually to hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The Company presently has three (3) directors. At the Meeting the shareholders will be asked to approve an ordinary resolution fixing the number of directors of the Company at five (5).

The following table provides information concerning the nominees proposed by management for election as directors of the Company and has been furnished by the individual nominees as at the date hereof. The Company does not have an executive committee.

| **Name, Present Position and Country of Residence** | **Present Principal Occupation**(1) | **Previous Service as a Director** | **Shares Owned**(2) |
|---|---|---|---|
| CURT CRANFIELD (3)<br>President, Chief Executive Officer and Director<br>Canada | President of the Company since June 23, 2000; President of Virtuall Private Host Services Ltd. Previously was Technical Operations and Support Manager for HookUp Communications Corp. | Since June 23, 2000 | 3,752,500 |
| JOHN DARCH (3)<br>Director<br>Canada | Director of the Company since march 14, 2000; President and Director of Crew Development Corp; Director of Asia Pacific Resources Ltd. | Since March 14, 2000 | 873,167 |
| JAMES ESTILL (3)<br>Director<br>Canada | Director of the Company since June 23, 2000; President of EMJ Data Systems Ltd. | Since June 23, 2000 | 1,000,000 (4) |
| JOE MOOSA<br>Director<br>Canada | President and CEO of Blockade Systems Corp. | Nominee | Nil |

(1) Includes occupations for the preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) Indicates the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised.

(3) Member of Audit Committee.

(4) These shares are registered in the name of 1113589 Ontario Inc., a corporation which is wholly-owned by James Estill.

**Management does not contemplate that any of the nominees will be unable to serve as a director. The Company has not received notice of and management is not aware of any proposed nominee in addition to the aforesaid named nominees. In the absence of instructions to the contrary, the enclosed form of proxy will be voted in favour of the aforesaid nominees.**

## EXECUTIVE COMPENSATION

### *Compensation of Executive Officers*

When used herein, the term "executive officer" of the Company means an individual who at any time during the last three financial years was the President of the Company or any officer of the Company who performed a policy-making function in respect of the Company, whether or not such officer was also a director of the Company. Curt Cranfield, the President of the Company, and Peter Wong, formerly the Secretary and Chief Financial Officer of the Company and the former President of the Company, are currently the sole executive officers of the Company.

The following table (presented in accordance with the rules (the "**Rules**") made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company (to the extent required by the Rules) in respect of individuals who were executive officers of the Company during the last three financial years.

**Summary Compensation Table**

| Name And Principal Position | March 31 | Annual Compensation | | | Long Term Compensation | | | All other Compen-sation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compen-sation ($) | Securities Under Options /SARs granted (#) | Restricted Shares or Restricted Share Units ($) | Long Term Incentive Plan Payouts ($) | |
| Curt Cranfield (1) President and Chief Executive Officer | 2001<br>2000<br>1999 | 71,115<br>58,572<br>33,500 | Nil<br>Nil<br>53,677 | Nil<br>Nil<br>Nil | 230,000<br>Nil<br>Nil | 2,840,625<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Peter Wong (2) Former Secretary and Chief Financial Officer | 2001<br>2000<br>1999 | 43,500<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 125,000<br>Nil<br>Nil | 1,395,499<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

(1) Appointed on June 23, 2000.

(2) Resigned as Director, Secretary and Chief Financial Officer on July 10, 2001.

### *Long Term Incentive Plans*

Other than the grant of incentive stock options, the Company has no long term incentive plan, or other plan or arrangement, pursuant to which cash or non-cash compensation was paid or distributed to the executive officers of the Company during the last completed financial year, or is proposed to be paid or distributed in a subsequent year.

### *Options Granted During the Year*

No options were granted to the executive officers of the Company during its most recently completed financial year and no incentive stock options granted to the Company's executive officers in prior years remain outstanding as of the date hereof. No options were exercised during the most recently completed financial year.

No stock appreciation rights were granted or are outstanding.

### *Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values*

There were no exercises of stock options during the most recently completed financial year and thereafter by the Company's executive officers or the directors, and there were no unexercised options held by the Company's executive officers or directors during the most recently completed financial year.

*Employment Contracts*

The Company has no employment contract with an executive officer and has no compensatory plan or arrangement which results or will result in compensation received or to be received by any executive officer exceeding $100,000 in the event of the resignation, retirement or any other termination of employment of an executive officer's employment with the Company or from a change of control of the Company or a change in an executive officer's responsibilities following a change in control.

*Compensation of Directors*

Other than incentive stock options, which may be granted from time to time, there are no standard or other arrangements whereby compensation is payable to the directors of the Company for their services in their capacity as directors, including committee participation. There are no standard or other arrangements whereby compensation is payable to the directors of the Company for services as consultant or expert or involvement in special assignments.

## INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

## MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

***Amendment(s) to Stock Option Plan***

The Company's stock option plan (the "**SOP**") presently provides for the issuance of 1,600,000 shares. As of August 9, 2001 an aggregate of 999,000 shares have been reserved for issuance upon the exercise of stock options granted under the SOP.

The directors of the Company consider that the SOP is of fundamental importance in achieving the Company's objective of attracting, retaining and motivating highly qualified directors, officers and employees, and serves to align the personal interests of such persons with the interests of the Company and its shareholders.

In order to allow for the granting of additional stock options under the SOP, an increase in the maximum number of shares presently provided for under the SOP is required. Accordingly, the directors of the Company recommend that the maximum number be increased from 1,600,000 to 3,000,000

Under the policies of the Canadian Venture Exchange, the proposed increase in the maximum number of shares reserved for issuance under the SOP will require approval by a majority of the votes cast at the Meeting excluding votes attaching to shares beneficially owned by insiders to whom options may be issued under the SOP and their associates (a "**disinterested shareholder vote**"). Such insiders and associates presently hold an aggregate of 947,667 shares, which will not be counted for the purpose of determining whether a disinterested shareholder vote has been obtained.

The following resolution will be proposed at the Meeting:

> "RESOLVED as an ordinary resolution of the disinterested shareholders of the Company that the maximum number of shares to be reserved for issuance by the Company under its stock option plan (the "SOP") be increased from 1,600,000 to 3,000,000 and that the SOP be amended accordingly."

If this resolution is not passed, the SOP will remain in effect but options granted in excess of the maximum number provided for will not be exercisable and the Company will be severely restricted in its ability to grant further incentive options.

***(b) Other Matters***

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 9th day of August, 2001.

**BY ORDER OF THE BOARD OF DIRECTORS OF**
**IP APPLICATIONS CORP.**

"Curt Cranfield"
Curt Cranfield
President, Chief Executive Officer, Director

"Shay Prasad"
Shay Prasad
Chief Financial Officer

02 FEB -5

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)



INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR YEAR ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/03/31 | 2001/07/24 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| CURT CRANFIELD | PRESIDENT | 604 525 2554 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| ccranfield@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 2001/08/10 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"James Estill"* | JAMES ESTILL | 2001/08/10 |

(Electronic signatures should be entered in "quotations".)

*Consolidated Financial Statements of*

# IP APPLICATIONS CORP. *(formerly MMX Ventures Inc.)*

*As at March 31, 2001 and 2000 and for the years ended March 31, 2001, 2000 and 1999*
*(Expressed in Canadian dollars)*

# IP APPLICATIONS CORP.
# MARCH 31, 2001

# SCHEDULE A

CHARTERED ACCOUNTANT

3630 Triumph St., Vancouver, BC,
Canada V5K 1V3
Telephone (604) 299-3333
Facsimile (604) 299-2212
E-mail jacqueline_tucker@telus.net

J.M. TUCKER INC.

**AUDITOR'S REPORT TO THE SHAREHOLDERS**

We have audited the consolidated balance sheets of IP Applications Corp. *(formerly MMX Ventures Inc.)* as at March 31, 2001 and 2000 and the consolidated statements of income and retained earnings (deficit) and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for each of the years in the three year period ended March 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the results of operations and cash flows for each of the years in the three year period ended March 31, 2001 and shareholders' equity as at March 31, 2001 and 2000 to the extent summarized in note 11 to the consolidated financial statements.

(signed) J.M. Tucker Inc.

Chartered Accountant

Vancouver, British Columbia
May 29, 2001

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated Balance Sheets** (note 1)
**As at March 31, 2001 and 2000**
**(Expressed in Canadian Dollars)**

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current** | | | | |
| Cash | $ | 1,898,750 | $ | 127,289 |
| Accounts receivable | | 123,839 | | 63,535 |
| Income taxes recoverable | | 60,318 | | - |
| Prepaid expenses | | 58,477 | | 4,972 |
| | | 2,141,384 | | 195,846 |
| **Capital assets** (note 4) | | 471,813 | | 90,429 |
| | **$** | **2,613,197** | **$** | **286,275** |
| **LIABILITIES** | | | | |
| **Current** | | | | |
| Accounts payable and accrued liabilities | $ | 244,702 | $ | 85,050 |
| Income taxes payable | | - | | 9,104 |
| Shareholders' loans (note 5) | | - | | 17,405 |
| | | 244,702 | | 111,559 |
| **SHAREHOLDERS' EQUITY** | | | | |
| **Capital stock** (note 6) | | 3,066,488 | | 667 |
| **Retained earnings (deficit)** | | (697,993) | | 174,049 |
| | | 2,368,495 | | 174,716 |
| Commitment (note 10) | | | | |
| | **$** | **2,613,197** | **$** | **286,275** |

Approved on behalf of the Board:

(signed) Curt Cranfield  Director  (signed) James Estill  Director

See notes to consolidated financial statements.

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated statements of income and deficit**
**For the years ended March 31, 2001, 2000 and 1999**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenue** | | | |
| Internet application and solution service fees | $ 962,369 | $ 604,627 | $ 463,905 |
| **Direct costs of service fees** | | | |
| Technical staff – salaries and employee benefits | 421,484 | 257,042 | 191,791 |
| Internet costs | 121,572 | 52,740 | 19,612 |
| Software licences and permits | 81,386 | 10,784 | 1,523 |
| Equipment leases and supplies | 27,081 | 17,711 | 5,124 |
| | 651,523 | 338,277 | 218,050 |
| **Gross margin** | 310,846 | 266,350 | 245,855 |
| **Operating expenses** | | | |
| Marketing costs | 533,997 | - | - |
| Consulting | 191,722 | - | - |
| General and administrative | 177,342 | 53,276 | 27,323 |
| Salaries and employee benefits | 159,110 | 59,113 | 98,502 |
| Rent and occupancy costs | 73,835 | 9,241 | 15,578 |
| Professional fees | 58,660 | 26,576 | 9,986 |
| | 1,194,666 | 148,206 | 151,389 |
| Income (loss) before the undernoted items | (883,820) | 118,144 | 94,466 |
| Interest and other income | 60,716 | 16,704 | 1,000 |
| Amortization | (87,093) | (33,165) | (23,405) |
| Interest, bank charges and foreign exchange | (4,031) | (163) | (70) |
| Income (loss) before income taxes | (914,228) | 101,520 | 71,991 |
| Income tax recovery (expense) | 42,186 | (20,550) | (14,650) |
| Net income (loss) for year | (872,042) | 80,970 | 57,341 |
| Retained earnings (deficit), beginning of year | 174,049 | 93,079 | 35,738 |
| **Retained earnings (deficit), end of year** | **$ (697,993)** | **$ 174,049** | **$ 93,079** |
| **Earnings (loss) per share, basic and diluted** | **$ (0.05)** | **$ 130.44** | **$ 95.57** |
| **Weighted average number of common shares used in the calculation of basic earnings (loss) per share** | **18,780,844** | **618** | **600** |

See notes to consolidated financial statements.

**IP APPLICATIONS CORP.** *(formerly MMX Ventures Inc.)*
**Consolidated statements of cash flows**
**For the years ended March 31, 2001, 2000 and 1999**
**(Expressed in Canadian Dollars)**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ (872,042) | $ 80,970 | $ 57,341 |
| Items not involving cash | | | |
| Other | - | - | (39,375) |
| Amortization | 87,093 | 33,165 | 23,405 |
| | (784,949) | 114,135 | 41,371 |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | (60,254) | (51,988) | (9,654) |
| Prepaid expenses | (53,504) | (4,972) | - |
| Accounts payable and accrued liabilities | 97,085 | 60,618 | 16,366 |
| Income taxes payable | (69,422) | (5,546) | 14,650 |
| | (871,044) | 112,247 | 62,733 |
| **Cash flows from investing activities** | | | |
| Payments for capital assets | (462,442) | (37,664) | (39,897) |
| **Cash flows from financing activities** | | | |
| Proceeds from (repayments of) shareholders' loans | (17,405) | (2,172) | 9,861 |
| Proceeds from share issuances | 3,122,352 | 67 | 600 |
| | 3,104,947 | (2,105) | 10,461 |
| **Increase in cash** | 1,771,461 | 72,478 | 33,297 |
| **Cash, beginning of year** | 127,289 | 54,811 | 21,514 |
| **Cash, end of year** | **$ 1,898,750** | **$ 127,289** | **$ 54,811** |
| **Supplemental disclosure of cash flow information** | | | |
| Interest received | $ 52,670 | $ - | $ - |
| Interest paid | $ - | $ - | $ - |
| Income taxes paid | $ 27,760 | $ 26,096 | $ - |
| **Non cash investing and financing activities** | | | |
| Issuance of shares to acquire subsidiary (note 3) | $ (56,531) | $ - | $ - |
| Purchase of capital equipment in exchange for services | $ - | $ - | $ 39,375 |

See notes to consolidated financial statements.

**(Expressed in Canadian Dollars)**

## 1. Nature of operations and basis of presentation

IP Applications Corp. (the "Company") incorporated under the laws of British Columbia, provides outsourced internet applications and solutions to internet service providers ("ISP"), telecommunications companies or other corporate clients either to resell these applications to their customers / end users or for their own internal corporate use, all under their own brand name / corporate identity.

On May 31, 2000 shareholders approval was received for a name change from "MMX Ventures Inc. to "IP Applications Corp.".

On June 23, 2000, IP Applications Corp., formerly MMX Ventures Inc. ("MMX"), a public company listed on the Canadian Venture Exchange, purchased all of the issued and outstanding shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall. The business combination was considered a reverse acquisition and a recapitalization of the public company (notes 3 & 6).

The Company's historical consolidated financial statements reflect the financial position, results of operations and cash flows of Virtuall for each of the years in the three year period ended March 31, 2001 and include the operations of MMX from the date of the reverse acquisition, being June 23, 2000. Shareholders' equity gives effect to the shares issued to the shareholders of Virtuall prior to June 23, 2000 and of the Company thereafter.

## 2. Significant accounting policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 11. A summary of the significant policies are as follows:

a) Principles of consolidation
These consolidated financial statements include the accounts of IP Applications Corp. and its wholly owned subsidiary, IP Applications (Canada) Corp., formerly Virtuall Private Host Services Ltd., from the respective date of acquisition (note 3), (collectively, unless the context requires otherwise, referred to as the "Company"). All significant intercompany balances and transactions are eliminated.

b) Measurement uncertainty
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

c) Foreign exchange
Foreign currency transactions and balances are translated into Canadian dollars as follows:
   i) Revenues and expenses at average exchange rates for each period;
   ii) Monetary items at the rates of exchange prevailing at balance sheet dates;
   iii) Non-monetary items at the historical exchange rates; and,
   iv) Exchange gains and losses arising from translation are included in the determination of earnings for each year except for exchange gains or losses relating to non-current monetary assets or liabilities, which are deferred and amortized over the remaining life of the asset or liability.

d) Cash and cash equivalents
Cash and cash equivalents comprise cash, term deposits and treasury bills, with original maturity of less than 90 days.

**2. Significant accounting policies** (continued)

e) Amortization

Capital assets are amortized using the following methods at the following rates per annum:

| | |
|---|---|
| Computer | 30% declining balance |
| Furniture and equipment | 20% declining balance |
| Software | 50% declining balance |
| Leasehold improvements | 20% straight line |

f) Leases

Leases are classified as either capital or operating. Leases, which transfer substantially all the benefits and risks of ownership, are accounted for as a capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

g) Income tax

Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period during which the change in rates is considered to be substantially enacted.

h) Share issuance costs

Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs. These costs are presented as other assets until the issuance of the shares to which the costs relate, at which time the costs are charged against the related share capital or charged to operations if the shares are not issued.

i) Revenue recognition

Revenue from dial up and internet support services is recognized when services are rendered.

j) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 6(c). Under the plan, options are granted at fair value. No compensation expense is recorded for options granted under the plan when stock options are issued to directors and employees. Any consideration paid by the directors and employees on exercise of share purchase options is credited to share capital.

k) Earnings (loss) per share

Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding during the year.

l) Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

**(Expressed in Canadian Dollars)**

## 3. Acquisition

Pursuant to terms of an Arrangement Agreement dated for reference March 14, 2000, the Company purchased all of the issued common shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall (note 6(b)).

The acquisition is a reverse takeover transaction whereby Virtuall is identified as the acquirer (accounting parent) of IP Applications Corp. ("IPA"). The purchase price of IPA is assumed to be equal to its book value and no goodwill is recorded on the transaction. The amount ascribed to the shares issued to the shareholders of Virtuall represents the net book value of IPA at date of closing, June 23, 2000.

Details of the net liabilities acquired at book value at the acquisition date are as follows:

| | | |
|---|---|---|
| Current assets | $ | 144 |
| Less - current liabilities | | (56,675) |
| | $ | (56,531) |

Supplemental information for IP Applications Corp. (formerly MMX Ventures Inc.)

**Summary balance sheets**

| | | June 23, 2000 | | March 31, 2000 |
|---|---|---|---|---|
| Current assets | $ | 144 | $ | 42,647 |
| Non current assets | | - | | 41,604 |
| Liabilities | | (55,675) | | (139,221) |
| **Net liabilities** (note 6(b)) | **$** | **(56,531)** | **$** | **(54,970)** |
| Share capital | | | | |
| Authorized | | | | |
| 100,030,000 common shares without par value | | | | |
| Issued | | | | |
| 3,827,091 common shares without par value (note 6(b)) | $ | 2,208,247 | $ | 2,208,247 |
| Deficit | | (2,264,778) | | (2,263,217) |
| **Share capital and deficit** | **$** | **(56,531)** | **$** | **(54,970)** |

**Summary statements of operations**

| | | For the period from March 31, 2000 to June 23, 2000 | | For the year ended March 31, 2000 |
|---|---|---|---|---|
| General and administrative expenses | $ | 1,560 | $ | 187,804 |
| Net assets written off on change of control | | - | | 36,683 |
| Mineral properties written off | | - | | 25,000 |
| **Net loss for the period** | **$** | **1,560** | **$** | **249,487** |

**(Expressed in Canadian Dollars)**

**4. Capital assets**

| | 2001 Cost | 2001 Accumulated amortization | 2000 Cost | 2000 Accumulated amortization |
|---|---|---|---|---|
| Computer equipment | $ 501,326 | $ 129,788 | $ 141,125 | $ 53,640 |
| Office equipment | 103,056 | 9,736 | 1,878 | 601 |
| Computer software | 5,195 | 4,188 | 4,996 | 3,329 |
| Leasehold improvements | 6,899 | 951 | - | - |
| | 616,476 | $ 144,663 | 147,999 | $ 57,570 |
| Less accumulated amortization | (144,663) | | (57,570) | |
| | $ 471,813 | | $ 90,429 | |

**5. Shareholders' loans**

The shareholders' loans are unsecured, non-interest bearing and without stated terms of repayment.

**6. Capital stock**

a) Authorized
100,030,000 common shares without par value

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Balance, March 31, 1998 and 1999 | - | $ - |
| Shares issued for cash (private stage) | 600 | 600 |
| Balance, March 31, 1999 | 600 | 600 |
| Shares issued for cash (private stage) | 67 | 67 |
| Balance, March 31, 2000 | 667 | 667 |
| Shares issued for cash (private stage) | 102 | 102 |
| Share adjustment on recapitalization | (769) | - |
| Incorporation of share capital of inactive public company (note 3) | 3,827,091 | - |
| Shares issued to shareholders of Virtuall on recapitalization (i) | 13,300,000 | (56,531) |
| Private placements for cash | 6,866,667 | 3,211,000 |
| Warrants exercised for cash | 1,129,000 | 248,380 |
| Options exercised for cash | 5,000 | 4,000 |
| Escrow shares surrendered for cancellation | (30,000) | - |
| Share issuance costs | | (341,130) |
| **Balance, March 31, 2001 (ii)** | **25,097,758** | **$ 3,066,488** |

**(Expressed in Canadian Dollars)**

6. **Capital stock** (continued)

i. On June 23, 2000, the Company purchased an inactive public company and continued as IP Applications Corp. The business combination was considered a reverse acquisition and a recapitalization of the public company. The public company's net monetary liabilities of $56,531 (note 3) were charged to share capital of the continuing entity.
ii. Included in capital stock are 16,583,333 shares, which were issued as part of the reverse acquisition and recapitalization, which are subject to a Value Securities Escrow Agreement. Of the 16,583,333 shares held in escrow, 10% were released on June 27, 2000, 15% on December 27, 2000 and the remainder are being released in installments of 2,487,575 shares every six month thereafter. As at March 31, 2001, 12,437,874 shares are held in escrow.

c) On May 31, 2000, the shareholders approved the Stock Option Plan (the "Plan"), a fixed stock option plan, for which up to 1,600,000 common shares can be reserved for issuance to executive officers and directors, employees and consultants. The board of directors of the Company may terminate the Plan at any time provided that the termination does not alter the terms or conditions of any option or impair any right of any option holder. The options have a maximum term of five years and normally vest over a period of three years. At March 31, 2001, 496,000 options are available for future grant under the Plan.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

| | Number of Optioned Common Shares # | Weighted Average Exercise Price $ |
|---|---|---|
| Balance, March 31, 1998, 1999 and 2000 | - | - |
| Options granted | 1,874,000 | 0.39 |
| Options exercised | (5,000) | 0.47 |
| Options forfeited | (770,000) | 0.17 |
| **Balance, March 31, 2001** | **1,099,000** | **0.54** |

At March 31, 2001 stock options outstanding are as follows:

| Number of Stock Options Outstanding | Exercise Price $ | Expiry Date | Number of Stock Options Exercisable | Exercise Price $ |
|---|---|---|---|---|
| 705,000 | $0.80 | June 23, 2005 | 176,250 | $0.80 |
| 60,000 | $1.24 | July 7, 2005 | 15,000 | $1.24 |
| 50,000 | $1.28 | August 28, 2005 | 12,500 | $1.28 |
| 20,000 | $1.28 | September 28, 2005 | 5,000 | $1.28 |
| 20,000 | $1.32 | October 13, 2005 | 5,000 | $1.32 |
| 50,000 | $1.32 | October 18, 2005 | 12,500 | $1.32 |
| 34,000 | $1.20 | November 30, 2005 | 3,400 | $1.20 |
| 25,000 | $1.00 | January 11, 2006 | - | $1.00 |
| 25,000 | $1.00 | February 6, 2006 | - | $1.00 |
| 50,000 | $0.75 | February 26, 2006 | - | $0.75 |
| 60,000 | $0.75 | March 21, 2006 | - | $0.75 |

**(Expressed in Canadian Dollars)**

**6. Capital stock** (continued)

Subsequent to March 31, 2001, the following stock options were granted to employees:

| Number of Stock Options Granted | Exercise Price $ | Expiry date |
|---|---|---|
| 20,000 | $0.80 | April 4, 2006 |
| 45,000 | $0.75 | May 14, 2001 |

In addition, 20,000 stock options exercisable at $1.20 expiring November 30, 2005 were cancelled.

d) At March 31, 2001 the following share purchase warrants are outstanding:

| Number of warrants outstanding | Exercise price $ | Expiry date | Number of warrants exercisable | Exercise price $ |
|---|---|---|---|---|
| 883,334 (i) | $2.00 to $2.50 | September 27, 2001/2002 | 883,334 | $2.00 to $2.50 |
| 1,550,000 (ii) | $0.22 | May 25, 2002 | 750,000 | $0.22 |

i. During the year ended March 31, 2001, the Company issued 1,766,667 units at $1.50 per unit pursuant to a brokered private placement. Each unit consisted of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share.

ii. During the year ended March 31, 2001, the Company issued 5,100,000 units at $0.11 per unit pursuant to a non-brokered private placement. Each unit consists of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share at a price of $0.22 until May 25, 2002. During the year ended March 31, 2001, 1,129,000 share purchase warrants were exercised.

Share purchase warrant transactions for the respective years and the number of share purchase warrants outstanding are summarized as follows:

| | Number of Optioned Common Shares # | Weighted Average Exercise Price $ |
|---|---|---|
| Balance, March 31, 1998, 1999 and 2000 | - | - |
| Warrants granted | 3,433,334 | 0.68 |
| Warrants exercised | (1,129,000) | 0.22 |
| Balance, March 31, 2001 | 2,304,334 | 0.90 |

**(Expressed in Canadian Dollars)**

## 7. Related party transactions

(in addition to those transactions disclosed elsewhere)

a) Related party transactions for the respective periods are set out in the following table:

| Related party | Type of transaction | Terms and conditions | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|---|---|
| Directors | Salary/Financial consulting | Normal commercial | $ | 114,615 | $ | 58,572 | $ | 87,177 |
| Officers | Salaries | Normal commercial | | 127,518 | | 119,505 | | 174,353 |
| | | | **$** | **244,134** | **$** | **180,077** | **$** | **261,531** |

b) The Company owed $3,500 (2000 - $Nil) to directors and management, which is included within accounts payable and accrued liabilities. The balances represent unpaid amounts relating to unpaid remuneration (fees and salary).

## 8. Income tax

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the loss as a result of the following:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Statutory rates | | 45.6% | | 45.6% |
| Income tax expense (recovery) computed at statutory rates | $ | (407,379) | $ | 46,293 |
| Small business rate adjustment | | - | | (25,743) |
| Non-deductible items | | 6,975 | | - |
| Other deductions | | (26,666) | | - |
| Tax benefit not recognized on current year's losses | | 384,884 | | - |
| **Provision for (recovery of) income taxes** | **$** | **(42,186)** | **$** | **20,550** |

The tax effects of temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Future tax assets | | | | |
| Non-capital loss carry forwards | $ | 537,703 | $ | - |
| Other | | 124,444 | | - |
| Total gross future income tax assets | | 662,147 | | - |
| Less valuation allowance | | (654,582) | | - |
| Net future income tax assets | | 7,565 | | - |
| Less future tax liabilities | | (7,565) | | - |
| **Net future income taxes** | **$** | **-** | **$** | **-** |

**8. Income tax** (continued)

At March 31, 2001 the Company has non-capital losses of approximately of $1,179,173, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities expiring as follows:

| | | |
|---|---|---|
| 2002 | $ | 47,417 |
| 2003 | | 76,584 |
| 2004 | | 8,901 |
| 2005 | | 27,660 |
| 2006 | | 220,408 |
| 2007 | | 5,154 |
| 2008 | | 793,049 |
| | **$** | **1,179,173** |

**9. Financial instruments**

a) Fair values
The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

b) Interest and foreign exchange rate risk
The Company is required to make certain payments in U.S. dollars and has not entered into forward currency contracts or other financial derivatives to hedge exchange risk.

c) Credit risk and concentration of sales
The Company is subject to credit risk as it earns revenues from a limited number of customers. To date, bad debt experience has not been significant.

The following tables summarize the extent to which the Company's sales are concentrated with a limited number of customers.

| | Number of customers | | Related Revenue |
|---|---|---|---|
| i. Revenue | | | |
| Year ended March 31, 2001 | 1 | $ | 367,503 |
| Year ended March 31, 2000 | 1 | | 363,156 |
| Year ended March 31, 1999 | 2 | | 261,345 |
| ii. Accounts receivable | | | |
| Year ended March 31, 2001 | 2 | $ | 43,402 |
| Year ended March 31, 2000 | 1 | | 33,543 |

**(Expressed in Canadian Dollars)**

## 10. Commitment

The Company is party to certain operating leases under which the future minimum lease payments in aggregate based on the fiscal year end of the Company are approximately as follows:

| | 2001 | 2000 |
|---|---|---|
| 2001 | $ - | $ 31,258 |
| 2002 | 133,363 | 50,589 |
| 2003 | 128,224 | 39,580 |
| 2004 | 127,134 | 32,082 |
| 2005 | 96,120 | - |
| 2006 | 16,020 | - |
| | $ 500,861 | $ 155,540 |

## 11. Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission.

Significant variances from the application of U.S. GAAP on the Company's financial statements is set out below:

a) Income (loss) and earnings (loss) per share

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income (loss) under Canadian GAAP | $ (872,042) | $ 80,970 | $ 57,341 |
| Adjustment for reverse acquisition costs (note 11(d)) | (179,466) | - | - |
| Adjustment for stock based compensation relating to stock options issued to employees (note 11(e)) | (115,346) | - | - |
| Net income (loss) under U.S. GAAP | $ (1,166,854) | $ 80,970 | $ 57,341 |
| Weighted average number of shares outstanding under Canadian GAAP | 18,780,844 | 618 | 600 |
| Less escrowed shares | (12,437,874) | - | - |
| Weighted average number of shares outstanding under U.S. GAAP (note 11(f)) | **6,342,970** | **618** | **600** |
| **Earnings (loss) per share U.S. GAAP** | **$ (0.18)** | **$ 130.44** | **$ 95.57** |

**(Expressed in Canadian Dollars)**

**11. Differences between Canadian and United States generally accepted accounting principles** (continued)

b) Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Shareholders' equity | | | | |
| Capital stock | | | | |
| As determined under Canadian GAAP | $ | 3,066,488 | $ | 667 |
| Adjustment for reverse acquisition costs (note 11(d)) | | 179,466 | | - |
| Additional paid in capital from stock-based compensation relations to stock options issued to employees (note 11(e)) | | 115,346 | | - |
| As determined under U.S. GAAP | | 3,361,300 | | 667 |
| Retained earnings (deficit) | | | | |
| As determined under Canadian GAAP | | (697,993) | | 174,049 |
| Current year's adjustments to net income (loss) under U.S. GAAP | | (294,812) | | - |
| As determined under U.S. GAAP | | (992,805) | | 174,049 |
| **Shareholders' equity as determined under U.S. GAAP** | **$** | **2,368,495** | **$** | **174,716** |

c) Statements of cash flows

The following table summarizes the cash flow items which vary under U.S. GAAP:

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Cash flows from operating activities, determined under Canadian GAAP | $ | (871,044) | $ | 112,247 | $ | 62,733 |
| Adjustment for reverse acquisition costs (note 11(d)) | | (179,466) | | - | | - |
| **Cash flows from operating activities, determined under U.S. GAAP** | **$** | **(1,050,510)** | **$** | **112,247** | **$** | **62,733** |
| Cash flows from financing activities, Canadian GAAP | $ | 3,104,947 | $ | (2,105) | $ | 10,461 |
| Adjustment for reverse acquisition costs (note 11(d)) | | 179,466 | | - | | - |
| **Cash flows from financing activities, U.S. GAAP** | **$** | **3,284,413** | **$** | **(2,105)** | **$** | **10,461** |

**(Expressed in Canadian Dollars)**

**11. Differences between Canadian and United States generally accepted accounting principles** (continued)

d) Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 2001 (note 3) totalling $179,466 must be expensed. Canadian GAAP permits such costs to be recorded as a capital transaction.

e) The Company applies Accounting Boards Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock based compensation plans. As the fair value of the underlying shares at the time of granting equalled the exercise price, no compensation cost has been recognized for the stock options granted in 2001. For purposes of the reconciliation to U.S. GAAP, the amount of the compensation cost determined on the basis of the fair market value at date of grant pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) is $115,346 (2000 - $Nil; 1999 - $Nil).

Fair value of these options has been determined using the Black-Scholes option pricing formulae with the following factors:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Expected dividend yield | 0% | - | - |
| Stock price volatility | 88% | - | - |
| Risk free interest rate | 5.11% | - | - |
| Expected life of options | 3 years | - | - |

f) Under U.S. GAAP, basic earnings per share exclude any dilutive effects of options, warrants and escrow shares. Diluted earnings per share under U.S. GAAP are calculated using the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding. There were no stock options, warrants and escrowed shares outstanding as at March 31, 2000 and 1999.

g) Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). Under U.S. GAAP, FASB Interpretation No. 44 (FIN 44), the definition of an employee is narrower in application compared to Canada, consequently this gives rise to a difference in accounting treatment. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to U.S. GAAP, the Company will record additional compensation expense of $Nil (2000 - $Nil; 1999 - $Nil) in respect of options granted to non-employees in future periods.

h) A recent accounting pronouncement, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ('SFAS 133"), as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133", and SFAS 138, "Accounting for Certain Derivative Instruments an Certain Hedging Activities", requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. SFAS 133, as amended, is effective for the Company as of January 1, 2001. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The Company has not determined the impact, if any; the adoption of these accounting pronouncements will have on its financial results.

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

| | |
|---|---|
| | Schedule A |
| X | Schedules B and C |

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR YEAR ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| IP APPLICATIONS CORP. | 2001/03/31 | 2001/07/24 |

ISSUER'S ADDRESS

154 – 555 6TH STREET

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| NEW WESTMINSTER | BC | V3L 5H1 | 604 525 4243 | 604 525 2554 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| CURT CRANFIELD | PRESIDENT | 604 525 2554 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| ccranfield@ipapp.com | www.ipapp.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Curt Cranfield"* | CURT CRANFIELD | 2001/08/10 |
| *"James Estill"* | JAMES ESTILL | 2001/08/10 |

(Electronic signatures should be entered in "quotations".)

# IP APPLICATIONS CORP.
# MARCH 31, 2001

# SCHEDULES B & C

## IP APPLICATIONS CORP.
## QUARTERLY AND YEAR END REPORT
## BC FORM FIN 51-901F
## FOR THE YEAR ENDED MARCH 31, 2001

### SCHEDULE B1

Supplemental information requested in this schedule has been provided in Schedule A.

### SCHEDULE B2

Related party transaction disclosure is set out in note 7 to the audited financial statements appended hereto as Schedule A.

### SCHEDULE B3

**a) Securities issued during the year ended – March 31, 2001**

| Date | Security Issued | Type of Issue | Number | Price | Proceeds | Consideration |
|---|---|---|---|---|---|---|
| 25 May 00 | Common | Private placement | 5,100,000 | $0.11 | $561,000 | Cash |
| 23 Jun 00 | Common | Reverse takeover | 13,300,000 | $0.14 deemed | - | Acquisition |
| 06 Sep 00 | Common | Exercise of warrants | 2,000 | $0.22 | $440 | Cash |
| 11 Sep 00 | Common | Exercise of warrants | 2,000 | $0.22 | $440 | Cash |
| 28 Sep 00 | Common | Private placement | 1,766,667 | $1.50 | $2,650,000 | Cash |
| 07 Nov 00 | Common | Exercise of options | 5,000 | $0.80 | $4,000 | Cash |
| 21 Nov 00 | Common | Exercise of warrants | 1,000,000 | $0.22 | $220,000 | Cash |
| 12-Jan-01 | Common | Exercise of warrants | 125,000 | $0.22 | $27,500 | Cash |

**b) Summary of options granted during the year ended– March 31, 2001**

| Expiry Date | Exercise Price | Name of optionee | Number | Type |
|---|---|---|---|---|
| 23-Jun-05 | $0.80 | Curt Cranfield | 230,000 | Options |
| 23-Jun-05 | $0.80 | Peter Wong | 125,000 | Options |
| 23-Jun-05 | $0.80 | John Darch | 100,000 | Options |
| 23-Jun-05 | $0.80 | James Estill | 100,000 | Options |
| 23-Jun-05 | $0.80 | Sarah Scarfe | 50,000 | Options |
| 23-Jun-05 | $0.80 | Kelly Carmichael | 50,000 | Options |
| 23-Jun-05 | $0.80 | Ferdinand Ho | 50,000 | Options |
| 23-Jun-05 | $0.80 | Employees | 175,000 | Options |
| 23-Jun-05 | $0.14 | Employees | 600,000 | Options |
| 07-Jul-05 | $1.24 | Employees | 60,000 | Options |
| 28-Aug-05 | $1.28 | Employees | 50,000 | Options |
| 28-Sep-05 | $1.28 | Employees | 20,000 | Options |
| 11-Oct-05 | $1.32 | Employees | 20,000 | Options |
| 13-Oct-05 | $1.32 | Employees | 50,000 | Options |
| 30-Nov-05 | $1.20 | Employees | 30,000 | Options |
| 30-Nov-05 | $1.20 | Consultant | 4,000 | Options |
| 11-Jan-06 | $1.00 | Employees | 25,000 | Options |
| 06-Feb-06 | $1.00 | Employees | 25,000 | Options |
| 26-Feb-06 | $0.75 | Employees | 50,000 | Options |
| 21-Mar-06 | $0.75 | Employees | 60,000 | Options |

**b) Summary of warrants granted during the year ended– March 31, 2001**

| Expiry Date | Exercise Price | Number | Type |
|---|---|---|---|
| 25-May-02 | $0.22 | 2,550,000 | Warrants |
| 27-Sep-02 | $2.00 first year<br>$2.50 second year | 833,334 | Warrants |

**SCHEDULE B4**

**a) Authorized and issued share capital as at March 31, 2001**

Authorized – 100,030,000 common shares without par value

| | Number | Amount |
|---|---|---|
| Issued and fully paid | 25,097,758 | $ 3,066,488 |

**b) Options, warrants & convertible securities outstanding as at March 31, 2001**

| Expiry Date | Exercise Price | Number | Type |
|---|---|---|---|
| 25-May-02 | $0.22 | 1,550,000 | Warrants |
| 27-Sep-02 | $2.00 first year<br>$2.50 second year | 833,334 | Warrants |
| 23-Jun-05 | $0.80 | 705,000 | Options |
| 07-Jul-05 | $1.24 | 60,000 | Options |
| 28-Aug-05 | $1.28 | 50,000 | Options |
| 28-Sep-05 | $1.28 | 20,000 | Options |
| 11-Oct-05 | $1.32 | 20,000 | Options |
| 13-Oct-05 | $1.32 | 50,000 | Options |
| 30-Nov-05 | $1.20 | 30,000 | Options |
| 30-Nov-05 | $1.20 | 4,000 | Options |
| 11-Jan-06 | $1.00 | 25,000 | Options |
| 06-Feb-06 | $1.00 | 25,000 | Options |
| 26-Feb-06 | $0.75 | 50,000 | Options |
| 21-Mar-06 | $0.75 | 60,000 | Options |

**SCHEDULE B4** - continued

c) **Shares in escrow or subject to pooling as at March 31, 2001**

| Number | Type | Reason for Issuance |
|---|---|---|
| 12,437,874 | Common | Value Securities Escrow Agreement – reverse takeover transaction |

d) **Directors and officers as at March 31, 2001**

| Name | Position |
|---|---|
| Curt Cranfield | President and Director |
| John M. Darch | Director |
| James Estill | Director |
| Peter Wong | Director, Chief Financial Officer and Secretary |

## IP APPLICATIONS CORP.
## QUARTERLY AND YEAR END REPORT
## BC FORM FIN 51-901F
## FOR THE YEAR ENDED MARCH 31, 2001

### SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion of the operations of IP Application Corp. ("IP Applications") for the year ended March 31, 2001 and to date of this report. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

Overview

IP Applications, through its wholly owned subsidiary IP Applications (Canada) Corp. ("IPA Canada"), provides outsourced Internet applications and solutions to Telecommunications Service Providers, Cable Operators, Internet Service Providers ("ISP"), and other corporate clients that either resell these applications to their customers / end users or for their internal corporate use, all under their own private brand / Corporate identity. These applications and services currently consist of electronic mail, Usenet news, Web page storage, server side virus scanning and user authentication. IP Applications provides its clients with a proprietary web based engine ("iTAPP™") which allows them to manage, monitor and provision services and applications for their end users at a lower cost and without needing to invest in hardware, software or technical expertise. iTAPP also allows its clients to easily and efficiently integrate multiple operations such as when ISP's purchase other ISP's. IP Application's software engineers have also programmed iTAPP to operate in other languages such as French, Spanish, Italian, German, and Cantonese.

IPA Canada commenced operations in 1998 with very modest revenues and three employee/shareholders. For the year ended March 31, 1999 and 2000, revenues were $463,905 and $604,627 respectively and net income after taxes of $57,341 and $80,970. Salaries were the only significant expenditures during each of these completed financial years. In order to capitalize on its leading edge technology, the shareholders determined that additional funds were required to expand the business and proceeded with acquiring a publicly listed CDNX inactive company as further detailed in the following paragraph.

On June 23, 2000, IP Applications (formerly MMX Ventures Inc.), a public company listed on the Canadian Venture Exchange, purchased all of the issued and outstanding shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall. The business combination was considered a reverse acquisition and a recapitalization of the public company. Virtuall changed its name to IP Applications (Canada) Corp. ("IPA Canada"). Concurrently IP Applications completed a private placement to raise $561,000 and a second financing was completed in September for net proceeds of $2,491,000. For further details, refer below to Liquidity and Capital Resources.

The last 18 months have been a period of immense growth on all key fronts for IP Applications. IP Applications has made a significant investment in people, enhanced products and services, and launched a comprehensive sales and marketing program to define and leverage our technical advantage.

IP Applications has increased staffing in both the technical and sales departments. Being able to attract highly qualified individuals has positively impacted the growth of the company and enabled the key management to focus on corporate strategic development.

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Further enhancements were made to the products and services. Specifically, IP Applications made it's software multilingual thus being able to sell it's services in almost any country, developed a new GUI interface to the *i*TAPP™ system, developed and enhanced the billing side of the *i*TAPP system, and linked the *i*TAPP system to a number of Canadian and US transaction processing facilities. Further to these enhancements to the *i*TAPP system, our programmers developed the *i*CURO™ system. *i*CURO™, a Web-based access software system, enables IP Applications and Service Providers to monitor Service Level Agreements (SLA's), system performance and escalation procedures for all aspects of IP based services. Automated trouble ticketing and escalation procedures, performance and system trends monitoring are key features maintaining high reliability and availability of all IP based services, delivering the highest levels of customer satisfaction.

A significant partnership was achieved with Prestige International. IP Applications' existing capability to offer core software in several languages coupled with this partnership (which provides for call center support in 13 languages) allows the company to access wider markets in less saturated markets. This could potentially increase revenue projections and enable rapid global penetration.

IP Applications has also deployed additional value-add services either through in-house efforts or through partners to complement our already fully integrated service offering. Such additions in our product mix include printing and distribution of CD media, a broad range of dial-up access solutions, and enhanced billing service.

IP Applications' primary focus has been on:

- Attracting superior quality staff
- Increasing revenues
- Implementation of marketing program to raise corporate profile
- Business development initiatives to identify and pursue strategic alliances
- Working with larger customers with established sales objective minimums
- A shift from direct sales towards reseller and referral channel

Substantial marketing efforts for North America have been made. The overall objective of the program is to establish the corporate identity and position IP Applications as a premier provider of outsourced Internet services to the Telecom Providers, Cable Carriers, and ISP markets.

Initial sales and marketing results indicate positive acceptance to the outsourcing model. IP Applications will continue to aggressively market the products and services to establish the company as an industry leader in making Internet services reliable. We anticipate based on positive sales results to date IP Applications is positioned for dramatic growth.

During the year, IP Applications entered into a number of significant agreements for provision of services and enhancement of services/products as follows:

**SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS** (continued)

Service agreements
August 8, 2000 – Announcement that IPA Canada signed an agreement with SkyCable, a subsidiary of Craig Broadcast Systems to provide Internet Services.
October 5, 2000 – Announcement that IPA Canada signed an agreement with Excel Telecommunications (Canada) Inc. ("Excel") to deliver an integrated suite of outsourced Internet Services.
January 16, 2001 – Announcement that IPA Canada signed an agreement with ezTel Networks to provide outsourced applications and hosting services, which will allow ezTel to offer fully branded Internet Services that included authentication, electronic mail and personal web page storage without investing in equipment and technical staff.
May 17, 2001 - Announcement that IPA Canada signed an agreement with PrismNet Communications Inc. to deliver an integrated suite of outsourced Internet Services.

Products/service enhancements
December 20, 2000 – Announcement that IPA Canada selected Network Appliance storage solutions to increase system reliability, delivery and performance.
January 18, 2001 – Announcement that IPA Canada joined the fast-growing Application Service Provider (ASP) Industry Consortium, an international advocacy group formed to promote the application service provider industry by sponsoring research, promoting best practices and articulating the measurable benefits of the ASP delivery model of computing.
February 7, 2001 – Announcement that IPA Canada released its customer "Quality of Service" real time monitoring software iCURO. The Web based software will enable customers to monitor their outsourced IP based application services and the supporting hardware and software infrastructure. As well the latest version of iTAPP with superior navigation, enhanced electronic import, multilingual support, enhance RADIUS features (LDAP coming), expanded support for transaction processing vendor, expanded customer customization options and enhanced credit limit support.
February 13, 2001 – Announcement that IPA Canada released its latest version of its advanced email virus scanning services.
May 31, 2001 - Announcement that IPA Canada selected Prestige International to deliver 24/7 call center and technical support in international markets. This facility will enable IP Canada to market its products to target customers in countries where French, Spanish, Chinese and Korean are spoken.

Liquidity and Capital Resources
Since formation, IP Applications has been financed primarily through cash flow from operations up to the date of the reverse takeover transaction as described above in "Overview" and equity financing thereafter. The equity financing facilitated the set up of the data center, expansion of facilities, hiring additional employees and implementing a marketing program, as further addressed below under "Use of Proceeds". At March 31, 2001, working capital was $1,896,682 and IP Applications anticipates it will have sufficient funds for the current fiscal year.

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

During the year ended March 28, 2001 and to the date of the date of this report, IP Applications issued

i. 5,100,000 common shares for gross proceeds of $561,000
ii. 1,766,667 common shares for gross proceeds of $2,650,000
iii. 1,129,000 common shares on exercise of share purchase warrants for proceeds of $248,380
iv. 5,000 common shares on exercise of options for proceeds of $4,000

| Proposed Use of Proceeds | | Actual Use of Proceeds | | Intended Use of Proceeds | |
|---|---|---|---|---|---|
| Details | Amount $ | Details | Amount $ | Details | Amount $ |
| Acquisition and data center | 561,000 | Acquisition and data center | 561,000 | | - |
| Marketing, capital equipment and working capital | 2,650,000 | Marketing, capital equipment and working capital | 1,003,630 | Marketing, capital equipment and working capital | 1,646,370 |
| Working capital | 248,380 | | | Working capital | 248,380 |
| Working capital | 4,000 | | | Working capital | 4,000 |
| | 3,463,380 | | 1,560,630 | | 1,898,750 |

In addition, IP Application issued 13,300,000 shares from treasury to the shareholders of IP Applications (Canada) Inc. in connection with the reverse takeover transaction completed on June 23, 2000.

Year ended March 31, 2001
For the year ended March 31, 2001 IP Application's loss totaled $872,042 or $0.05 per share. The loss was due to the set up and operation of the office and data center, the hiring and implementation of a Sales and Marketing team, hiring of technical and support staff to handle the internal growth of existing customers, the signing of additional customers and the development of new applications.

***No discussion of comparative period is included herein as the prior periods are not comparable due to developmental changes that have incurred since IPA Canada became a public company on closing of reverse takeover transaction, as discussed under "Overview".***

Net revenues
Revenues for the year ended March 31, 2001 were $962,369, which represented a 59% increase over revenues for the corresponding comparative period amounting to $604,627. The 59% increase represents significant growth and was a result of the marketing program implemented during the current fiscal year, which has resulted in additional customer sign ups and expansion of services to existing customers.

Direct costs of revenues amounted to $651,523 and net revenues of $310,846. Costs were primarily salaries to technical staff providing customer services and development of new applications totaling $421,484. Margin from revenues was lower than achieved in prior reporting periods due to the increase in technical support personal from four full time employees and outside consultants to fourteen full time employees in the current fiscal year. The staffing level for technical support personal is not anticipated to increase in fiscal 2002.

## SCHEDULE C – MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Expenses
General and administrative expenses for the year amounted to $1,182,888. Significant expenses are as follows:

Marketing costs included in this total were $533,977 of which $201,568 are one time costs. Marketing costs include:

| | | |
|---|---|---|
| Salaries and employee benefits – four employees | $ | *273,090 |
| Promotional materials, brochures, marketing campaign and advertising – external agencies | | 201,568 |
| Trade shows | | 59,319 |
| | $ | 533,977 |

* This amount includes approximately $130,000 paid to an employee, which is no longer with IP Canada.

Outside consultants ($191,722) were contracted during the current fiscal year to provide IP Applications with financial advisory services.

IP Applications has four full time administrative employees ($159,110) and this expense will increase in fiscal 2002, as additional support staff will be required to perform accounting and administrative duties and for investor/shareholder relations.

IP Applications moved to new premises in the spring of 2000. Rent and occupancy costs for fiscal 2002 are anticipated to be approximately $90,000 under the terms of the lease for premises.

Professional fees of $58,660 were for audit and related services and legal services pertaining to general corporate matters.

Investing Activities
The following sets out a summary of amounts expended by IP Application's during the year ended March 31, 2001:

| | | |
|---|---|---|
| Computer equipment – data centre | $ | 360,201 |
| Office equipment and other | | 108,276 |
| | $ | 468,477 |

Financing Activities
Addressed above under heading "Liquidity and Capital Resources".

Forward Looking Statements
The forward-looking information in the Management's Discussion and Analysis section is based on the conclusions of management. IP Application cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to IP Application's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the company and other factors.

**SCHEDULE C** – continued

**ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT**

See above under heading Investing Activities for equipment purchased in current year.

**SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS**

None

**INVESTOR RELATIONS**

IP Applications does not have any investor relation's contract with an outside party and all investor relations activities currently being conducted are being performed by the company. The investor relations department covers basic shareholder information. The contact person is Nina Tarmohamed 604 254-2554, email enquiries to investor_relations@ipapp.com or visit our website www.ipapp.com.

**MANAGEMENT CHANGES**

On July 10, 2001 Mr. Wong resigned as a director and officer.

**MATERIAL CONTRACTS**

None

**LEGAL PROCEEDINGS**

None

**CONTINGENT LIABILITIES**

None

**DEFAULT UNDER DEBT OF OTHER CONTRACTUAL OBLIGATIONS**

None

**OTHER**

None